Exhibit 99.1

TURQUOISE HILL RESOURCES LTD.

Annual Information Form

For the year ended

December 31, 2013

Dated March 26, 2014

TABLE OF CONTENTS

INTERPRETATION INFORMATION	1

FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO UNITED STATES INVESTORS	3

CURRENCY AND EXCHANGE RATES	4

DEFINITIONS	5

CONVERSION FACTORS	10
GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS	10

CORPORATE STRUCTURE	11

NAME, ADDRESS AND INCORPORATION	11
INTER-CORPORATE RELATIONSHIPS	11

GENERAL DEVELOPMENT OF THE BUSINESS	12

OVERVIEW	12
THREE YEAR HISTORY	12
AGREEMENTS WITH THE RIO TINTO GROUP	18
AGREEMENTS WITH THE GOVERNMENT OF MONGOLIA	30
RESTATEMENT OF 2012 FINANCIAL STATEMENTS	37

RISK FACTORS	38

DESCRIPTION OF THE BUSINESS	55

OVERVIEW	55
QUALIFIED PERSONS	55
OYU TOLGOI MINE	55
SOUTHGOBI RESOURCES LTD.	87
OTHER PROJECTS	91
OTHER INFORMATION	92

DIVIDENDS	93

DESCRIPTION OF CAPITAL STRUCTURE	93

COMMON SHARES	93
PREFERRED SHARES	93

MARKET FOR SECURITIES	94

DIRECTORS AND OFFICERS	95

NAME AND OCCUPATION	95
SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS	97
COMMITTEES OF THE BOARD	97
CONFLICTS OF INTEREST	97
AUDIT COMMITTEE INFORMATION	98

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	98

TRANSFER AGENT AND REGISTRAR	99

MATERIAL CONTRACTS	99

INTERESTS OF EXPERTS	100

ADDITIONAL INFORMATION	100

INTERPRETATION INFORMATION

Forward-Looking Information and Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance and the existence or filing of legal proceedings against the Corporation and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi Mine and defective title to mineral claims or property. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation’s management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi Mine, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Corporation to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi Mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi Mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi Mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi Mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi Mine have been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

This Annual Information Form (“AIF”) also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this AIF are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. In addition, see “Cautionary Note to United States Investors”. Such estimates and statements are, in large part, based on the following:

•

interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Corporation’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of this AIF.

Readers are cautioned that the list of factors enumerated in the “Risk Factors” section of this AIF that may affect future results is not exhaustive. When relying on the Corporation’s forward-looking information and statements to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this AIF are made as of the date of this document and the Corporation does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (“U.S.”) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for mineral resources and mineral reserves (“CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

CURRENCY AND EXCHANGE RATES

In this AIF, all dollar amounts are quoted in U.S. dollars unless otherwise indicated. References to “$” and “US$” are to U.S. dollars, references to “Cdn$” are to Canadian dollars and references to “A$” are to Australian dollars.

The Bank of Canada noon exchange rates for the conversion of one U.S. dollar using Canadian dollars were as follows during the indicated periods:

(Stated in Canadian dollars)

	Year Ended December 31,
	2013	2012	2011
End of period	1.0636	0.9949	1.0170
High for the period	1.0697	1.0418	1.0604
Low for the period	0.9839	0.9710	0.9449
Average for the period	1.0299	0.9996	0.9891

The Bank of Canada noon exchange rate on March 25, 2014 for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals Cdn$1.1176 (one Canadian dollar on that date equalled US$0.8948).

DEFINITIONS

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings assigned to them below. Certain other scientific and technical terms and abbreviations used in this AIF are defined under the section headed “Technical Terms and Abbreviations”.

“2010 Rights Offering”	means the Corporation’s rights offering completed in February 2011.

“2012 MoA”

means the memorandum of agreement dated April 17, 2012 among the Corporation, RTIH and RTSEA, as amended by an amending agreement dated May 22, 2012, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA”.

“2012 Rights Offering”	means the Corporation’s rights offering completed in July 2012.

“2012 Standby Commitment”

means the agreement by RTIH, subject to certain terms, conditions and limitations set out in the 2012 MoA, to purchase any Common Shares underlying unexercised rights in connection with the 2012 Rights Offering.

“2013 MoA”

means the memorandum of agreement dated August 23, 2013 among the Corporation, RTIH and RTSEA, as amended by an amending agreement dated November 14, 2013, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with the Rio Tinto Group – 2013 MoA”.

“2013 Rights Offering”	means the Corporation’s rights offering completed in January 2014.

“2013 Oyu Tolgoi Technical Report”	means the NI 43-101 compliant technical report titled “Oyu Tolgoi Technical Report”, prepared by a group of independent engineering companies dated March 25, 2013.

“2013 Standby Commitment”

means the agreement by RTIH, subject to certain terms, conditions and limitations set out in the 2013 MoA, to purchase any Common Shares underlying unexercised rights in connection with the 2013 Rights Offering.

“Anti-Dilution Warrants”	means share purchase warrants exercisable to acquire Common Shares issued to RTIH pursuant to RTIH’s exercise of its pre-emptive rights under the Private Placement Agreement.

“Anti-Dilution Series D Warrants”	means anti-dilution Series D Warrants issuable to RTIH pursuant to the 2012 MoA.

“ASX”	means the Australian Stock Exchange.

“Biluut Field”	means the area delineated and identified as the Biluut coal field in the Soumber Deposit.

“Board of Directors”	means the board of directors of the Corporation, as constituted from time to time.

“Bridge Facility”	means the Corporation’s $1.5 billion bridge facility.

“Canadian Securities Authorities”	means the securities commissions or similar securities regulatory authorities in the various provinces and territories of Canada.

“Common Shares”	means common shares in the capital of the Corporation.

“Contract Assignment Arrangement Agreement”	means the contract assignment arrangement agreement dated August 13, 2008 among the Corporation, Oyu Tolgoi LLC and Rio Tinto Alcan.

“Credit Agreement”	means the credit agreement dated October 24, 2007, as amended, between the Corporation, as borrower, and RTIH, as lender.

“Entrée Gold”	means Entrée Gold Inc.

“Entrée Earn-in Agreement”	means the equity participation and earn-in agreement dated October 15, 2004, as amended on November 9, 2004, between Entrée Gold and Turquoise Hill.

“Entrée Joint Venture”

means the joint venture between Oyu Tolgoi LLC and Entrée Gold contemplated by the Entrée Earn-in Agreement in respect of a portion of the Hugo North Extension in which (i) Oyu Tolgoi LLC holds an 80% interest and Entrée Gold holds a 20% interest in minerals below 560m, and (ii) Oyu Tolgoi LLC holds a 70% interest and Entrée Gold holds a 30% interest in minerals above 560m.

“Erdenes”	means either Erdenes MGL LLC or Erdenes OT LLC, as the context requires, each a company owned by the Government of Mongolia.

“ESIA”	means Environmental and Social Impact Assessment.

“First Tranche Investment”	means the 37,089,883 Common Shares issued to RTIH on October 27, 2006 under the Private Placement Agreement.

“Heruga”	means the Heruga mineral deposit of the Oyu Tolgoi Mine.

“HoA”

means the heads of agreement dated December 8, 2010 between Turquoise Hill and RTIH, as amended, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with the Rio Tinto Group – HoA”.

“Hugo Dummett Deposits”	means collectively, the Hugo North, the Hugo South and Hugo North Extension mineral deposits of the Oyu Tolgoi Mine.

“Hugo North”	means the Hugo North mineral deposit of the Oyu Tolgoi Mine.

“Hugo North Extension”	means the Hugo North Extension deposit of the Oyu Tolgoi Mine, representing the extension of the Hugo Dummett Deposits into the area that is the subject of the Entrée Joint Venture.

“Hugo South”	means the Hugo South mineral deposit of the Oyu Tolgoi Mine.

“IDP05”	means a report on the development of the Oyu Tolgoi Mine prepared by a group of independent engineering companies in October 2005.

“IDP10”	means a report on the development of the Oyu Tolgoi Mine and an update to IDP05 prepared by a group of independent engineering companies in May 2010.

“IDOP”	means a report titled “Integrated Development Operations Plan” prepared by Oyu Tolgoi LLC personnel in March 2011 concerning the development of the Oyu Tolgoi Mine.

“IDOP Technical Report”	means the NI 43-101 compliant technical report based on IDOP titled “IDOP Technical Report”, prepared by a group of independent engineering companies dated March 29, 2012.

“Inova”	means Inova Resources Limited (formerly Ivanhoe Australia Limited).

“Interim Funding Facility”	means the Corporation’s $1.8 billion non-revolving interim funding facility with RTSEA entered into on December 8, 2010.

“Investment Agreement”

means the investment agreement dated October 6, 2009 among the Government of Mongolia, Oyu Tolgoi LLC, the Corporation and RTIH in respect of the Oyu Tolgoi Mine, providing legal, administrative and tax stability during its term and extension, if any, and guaranteeing that the legal, administrative and tax framework is in force in Mongolia.

“IPO”	means an initial public offering by an issuer of its securities.

“Jargalant Field”	means the area delineated and identified as the Jargalant coal field in the Soumber Deposit.

“Kyzyl Gold Project”	means the Corporation’s 50% owned gold project in northeastern Kazakhstan which encompasses the Bakyrchik and Bolshevik gold deposits.

“LIBOR”	means the London Interbank Offered Rate, the rate charged by one bank to another for lending money.

“MD&A”	means the Corporation’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013.

“MEL”	means a Mongolian mineral exploration licence.

“MNET”	means Mongolia’s Ministry of Nature, Environment and Tourism.

“MRAM”	means the Mineral Resources Authority of Mongolia.

“NASDAQ”	means the NASDAQ Stock Market.

“New Bridge Facility”	means the Corporation’s secured $600 million bridge funding facility with RTSEA.

“New Bridge Funding Agreement”

means the $600 million bridge funding agreement dated August 23, 2013 among the Corporation, RTIH and RTSEA in respect of the New Bridge Facility, as amended by an amending agreement dated November 14, 2013.

“NYSE”	means the New York Stock Exchange.

“NSR”	means net smelter returns.

“Operating Committee”

means the contractually created governance body formed pursuant to the HoA through which decisions have agreed to be made concerning the exercise of the Corporation’s indirect voting rights in Oyu Tolgoi LLC, as more particularly described under the heading “General Development of the Business – Agreements with the Rio Tinto Group – HoA – Governance Arrangements”.

“OT Shareholder Holdcos”

means THR Oyu Tolgoi (BVI) Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.) and Oyu Tolgoi Netherlands B.V., the two indirect, wholly-owned subsidiaries through which the Corporation holds its interest in Oyu Tolgoi LLC.

“Oyu Tolgoi LLC”	means Oyu Tolgoi LLC, formerly Ivanhoe Mines Mongolia Inc. LLC.

“Ovoot Tolgoi”	means the location known as Ovoot Tolgoi (formerly Nariin Sukhait) in southern Mongolia.

“Ovoot Tolgoi Coal Project”	means SouthGobi’s coal mine at Ovoot Tolgoi, which includes the Sunset Field (including the Underground) and the Sunrise Field.

“Ovoot Tolgoi Complex”	means SouthGobi’s coal exploration, development and production projects at Ovoot Tolgoi, including the Ovoot Tolgoi Mine and the Underground.

“Ovoot Tolgoi Mine”	means SouthGobi’s operating pit coal mine at Ovoot Tolgoi comprising coal resources to a depth of 300m below surface.

“Oyu Tolgoi Mine”	means the Corporation’s copper and gold mine located at Oyu Tolgoi in Mongolia.

“Oyu Tolgoi Project Financing”	means project financing for the development of the Oyu Tolgoi Mine.

“Power Purchase Agreement”

means the power purchase agreement dated November 3, 2012 among Oyu Tolgoi LLC, Inner Mongolia Power Corporation and the National Electricity Transmission Grid Corporation, providing for the supply of power to the Oyu Tolgoi Mine from Inner Mongolia.

“Preferred Shares”	means preferred shares in the capital of the Corporation.

“Private Placement Agreement”	means the private placement agreement dated October 18, 2006 between the Corporation and RTIH, as amended.

“Private Placement Warrants”	means the Series A Warrants, the Series B Warrants, the Series C Warrants, the Anti-Dilution Warrants, or any of them, as the context requires.

“Put Agreement”	means the put agreement dated August 13, 2008 among the Corporation, Oyu Tolgoi LLC and Rio Tinto Alcan, as amended.

“Put Option Placement Shares”	means 15,000,000 Common Shares purchased by RTIH on March 19, 2010 at a price of Cdn$16.31 per Common Share.

“Rio Tinto Alcan”	means Rio Tinto Alcan Pte. Ltd., a corporation incorporated under the laws of Singapore and a member of the Rio Tinto Group.

“Rio Tinto Group”	means, collectively, Rio Tinto plc and its affiliates.

“RTIH”	means Rio Tinto International Holdings Limited, a Corporation incorporated under the laws of England and Wales and a member of the Rio Tinto Group.

“RTSEA”	means Rio Tinto South East Asia Limited, an affiliate of RTIH.

“Second Tranche Investment”	means the 46,304,473 Common Shares issued to RTIH on October 27, 2009 under the Private Placement Agreement.

“Series A Warrants”

means series A purchase warrants of the Corporation issued to RTIH on October 27, 2006 in connection with the Private Placement Agreement, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with the Rio Tinto Group – Private Placement Agreement”.

“Series B Warrants”

means the series B purchase warrants of the Corporation issued to RTIH on October 27, 2006 in connection with the Private Placement Agreement, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with the Rio Tinto Group – Private Placement Agreement”.

“Series C Warrants”

means series C purchase warrants of the Corporation issued to RTIH on October 29, 2007 in connection with the Credit Agreement, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with the Rio Tinto Group – Credit Agreement”.

“Series D Warrants”

means series D share purchase warrants of the Corporation issued to RTIH on May 22, 2012 in connection with the 2012 Rights Offering in accordance with the 2012 MoA, the terms of which are more particularly described under the heading “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA”.

“Shareholder Rights Plan”	means the Amended and Restated Shareholder Rights Plan dated April 21, 2010 between the Corporation and CIBC Mellon Trust Company (now CST Trust Company).

“Shareholders’ Agreement”

means the amended and restated shareholders’ agreement dated June 8, 2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC.

“Short Term Bridge Funding Agreement”	means the $225 million short term bridge funding agreement dated June 28, 2013 between the Corporation and RTSEA, as amended.

“Soumber Deposit”	means SouthGobi’s coal exploration project located approximately 20km east of the Sunrise Pit.

“Southern Oyu Deposits”	means collectively, the South Oyu, Southwest Oyu, Central Oyu and Wedge mineral deposits of the Oyu Tolgoi Mine.

“SouthGobi”	means SouthGobi Resources Ltd.

“Standstill Cap”

means the hard cap limitation in the HoA whereby RTIH could not, during the specified period, subject to certain exceptions, acquire any Common Shares or securities convertible into or exercisable for Common Shares if such acquisition would result in RTIH owning more than 49.0% of the then issued and outstanding Common Shares assuming the full exercise of the Private Placement Warrants.

“Sunrise Field”	means the area of a coal deposit delineated and identified as the Sunrise Field in the Ovoot Tolgoi Coal Project, formerly referred to as the South-East Field.

“Sunrise Pit”	means the area of the coal deposit delineated and identified as the Sunrise Pit in the Ovoot Tolgoi Complex.

“Sunset Field”	means the area of a coal deposit delineated and identified as the Sunset Field in the Ovoot Tolgoi Coal Project, formerly referred to as the West Field.

“T-Bill Purchase Agreement”

means the treasury bill purchase agreement dated October 6, 2009 between Oyu Tolgoi LLC and the Government of Mongolia, which was subsequently assigned to the Corporation by Oyu Tolgoi LLC on November 27, 2012.

“Technical Committee”

means a committee established under the terms of the Private Placement Agreement through which RTIH and the Corporation manage the Oyu Tolgoi Mine, as more particularly described under the heading “General Development of the Business – Agreements with the Rio Tinto Group – Private Placement Agreement”.

“Turquoise Hill” or the “Corporation”	means Turquoise Hill Resources Ltd. and, where the context so requires, includes its subsidiaries.

“Turquoise Hill Group”	means, collectively, Turquoise Hill and its subsidiaries or a group of subsidiaries, as the context requires.

“TSX”	means the Toronto Stock Exchange.

“Underground”	means the part of the Ovoot Tolgoi Coal Project comprising the underground coal resources of the Sunset Field.

“YBCA”	means the Business Corporations Act (Yukon).

“Zag Suuj Deposit”	means SouthGobi’s coal deposit located 150km east of the Ovoot Tolgoi Coal Project and approximately 80km north of the Mongolia-China border.

Conversion Factors

For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 ha	0.4047 ha	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton

Glossary of Technical Terms and Abbreviations

Certain scientific and technical terms and abbreviations used in this AIF are defined in the glossary of technical terms and abbreviations attached as Schedule B to this AIF.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, the Corporation changed its name to Indochina Goldfields Ltd. In March 1994, the Corporation increased its authorized capital from 10,000 Common Shares to 100,000,000 Common Shares and created 100,000,000 Preferred Shares. In February 1995, the Corporation was continued under the YBCA. In July 1997, the Corporation increased its authorized capital to an unlimited number of Common Shares and an unlimited number of Preferred Shares. In June 1999, the Corporation changed its name to “Ivanhoe Mines Ltd.”. In August 2012, the Corporation changed its name to “Turquoise Hill Resources Ltd.”.

The Corporation’s head office is located at 354 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The Corporation’s registered office is located at 300 – 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Inter-corporate Relationships

The following sets forth, as of the date of this AIF, the name, jurisdiction of incorporation and the voting equity ownership interest of the Corporation in each of the material subsidiaries through which the Corporation ultimately owns its assets and operates its business. These subsidiaries are grouped according to the particular projects or assets of the Corporation to which they relate and are presented in descending order according to the chain of voting equity ownership. Accordingly, the first such subsidiary presented in each group is owned directly by the Corporation and the voting equity ownership interest of the Corporation in that subsidiary is shown in the right hand column opposite its name and jurisdiction of incorporation. The voting equity ownership interest shown in respect of each other subsidiary is, except as otherwise indicated, that of the subsidiary listed immediately above it. In the case of the Oyu Tolgoi Mine, the Corporation’s only material property as of the date of this AIF, the Corporation’s voting equity ownership interest therein by way of its 66% ownership in Oyu Tolgoi LLC is divided between two parallel groups of subsidiaries.

Oyu Tolgoi Mine Group One Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
THR Delaware Holdings, LLC (formerly Ivanhoe Mines Delaware Holdings, LLC)	Delaware	100%

THR Aruba Holdings LLC A.V.V. (formerly Ivanhoe Mines Aruba Holdings LLC A.V.V.)	Aruba	100%

THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.)	British Virgin Islands	100%

Oyu Tolgoi LLC	Mongolia	0.21%

Oyu Tolgoi Mine Group Two Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
THR Mines (BC) Ltd. (formerly Ivanhoe OT Mines Ltd.)	British Columbia	100%

Turquoise Hill Netherlands Coöperatief U.A.	Netherlands	100%(1)

Oyu Tolgoi Netherlands B.V.	Netherlands	100%

Oyu Tolgoi LLC	Mongolia	65.79%

Ovoot Tolgoi Coal Project Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
SouthGobi Resources Ltd.	British Columbia	55.95%

SGQ Coal Investment Pte. Ltd.	Singapore	100%(2)

SouthGobi Sands LLC	Mongolia	100%(2)

(1)	Ownership divided between the Corporation, as to 80%, and THR Mines (BC) Ltd., as to 20%.
(2)	Each of these companies is a wholly-owned subsidiary of SouthGobi.

Additional direct and indirect subsidiaries of the Corporation (i) holding, individually, 10% or less, and in the aggregate, 20% or less of the Corporation’s consolidated assets, and (ii) generating, individually, 10% or less and, in the aggregate, 20% or less of the Corporation’s consolidated sales and operating revenues, in each case, as at and for the year ended December 31, 2013, have been omitted.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Turquoise Hill is an international mining company focused on copper, gold and coal mines in Mongolia. The Corporation’s principal and only material mineral resource property is the Oyu Tolgoi Mine, located in Mongolia. The Corporation also has one publicly traded subsidiary through which it holds interests in coal resource properties in Mongolia, being SouthGobi, the shares of which are listed on the TSX and the Hong Kong Stock Exchange and which owns the Ovoot Tolgoi Coal Project located in Mongolia. The Corporation’s main focus is the operation and development of the Oyu Tolgoi Mine and Turquoise Hill will continue to consider the divestment of non-core assets.

Three Year History

2011

In February 2011, Turquoise Hill completed the 2010 Rights Offering by issuing a total of 84,867,671 Common Shares, for aggregate gross proceeds of $1.18 billion. Total participation of Turquoise Hill’s shareholders under the 2010 Rights Offering was equal to approximately 99% and each of RTIH and Robert Friedland exercised all of their respective rights. As a result of its participation in the 2010 Rights Offering and the purchase of the RMF Purchased Shares and the Citi Purchased Shares (each as defined herein), the Rio Tinto Group’s equity ownership of the Corporation increased from 38.7% to 42.1% of the then issued and outstanding Common Shares.

In February 2011, Turquoise Hill and BHP Billiton Ltd. (“BHP”) announced that their joint venture (the “Turquoise Hill-BHP Joint Venture”) had discovered a zone of shallow copper-molybdenum-gold mineralization approximately 10km north of the Oyu Tolgoi Mine. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi Mine by an additional 3km to the north, to more than 23km. The Government of Mongolia issued a three year pre-mining agreement (a “Pre-Mining Agreement”) for the Turquoise Hill-BHP Joint Venture. The Turquoise Hill-BHP Joint Venture was a project distinct from that of the Oyu Tolgoi Mine and was concluded in 2012. For more information on the Turquoise Hill-BHP Joint Venture, see “Description of the Business – Other Projects – Mongolia”.

In June 2011, Oyu Tolgoi LLC made a $100 million tax prepayment to the Government of Mongolia, which completed a total pre-payment package of $250 million that was agreed to in connection with the Investment Agreement. For more information on the Investment Agreement, see “General Development of the Business – Agreements with the Government of Mongolia”.

In June 2011, Turquoise Hill and RTIH agreed with the Government of Mongolia to certain limited amendments to the original Shareholders’ Agreement which was signed in conjunction with the Investment Agreement in October 2009. As a result of the amendment and restatement of the Shareholders’ Agreement, the interest rate to be applied to the repayment of the Government of Mongolia’s share of the initial capital costs associated with the development of the Oyu Tolgoi Mine incurred after January 31, 2011 was reduced to LIBOR plus 6.5% from the previous rate of 9.9% plus adjustments for the U.S. Consumer Price Index.

In June 2011, RTIH exercised all of its remaining Series B Warrants and the Series C Warrants and thereby acquired an additional 55,122,253 Common Shares at a price of $8.51 per Common Share for each Series B Warrant exercised and $9.43 per Common Share for each Series C Warrant exercised. Turquoise Hill received gross proceeds from such exercise of approximately $501.6 million (which included $2.5 million for the exercise of 827,706 Anti-Dilution Warrants) and, as a result of such exercises, the Rio Tinto Group’s equity ownership of Turquoise Hill increased from 42.1% to 46.5%.

In August 2011, Turquoise Hill received $103 million as payment for a promissory note from an independent third party trust (the “Monywa Trust”) established to hold and sell the Corporation’s business interests and assets in Myanmar, which included a copper mine and related deposits located at Monywa, Myanmar (the “Monywa Project”). The promissory note related to the 2007 transfer of the ownership of Turquoise Hill’s 50% interest in the Monywa Project to the Monywa Trust pursuant to which the Monywa Trust issued an unsecured, non-interest bearing promissory note to a Turquoise Hill subsidiary.

In August 2011, RTIH exercised the Subscription Right (as defined below) and acquired 27,896,570 Common Shares at a price of Cdn$18.98 per Common Share. Turquoise Hill received total proceeds from such exercise of approximately Cdn$529.6 million and the Rio Tinto Group’s equity ownership of Turquoise Hill increased from 46.5% to 48.5%. For more information on the Subscription Right, see “General Development of the Business – Agreements with the Rio Tinto Group – HoA”.

In September 2011, the Government of Mongolia approached Turquoise Hill and RTIH in an attempt to accelerate the Government’s right to increase its current 34% interest in the Oyu Tolgoi Mine to 50%. In response, Turquoise Hill and RTIH advised the Government that they were not willing to renegotiate the terms of the Investment Agreement. Following discussions between all three parties, it was agreed that there would not be a renegotiation of the Investment Agreement, and that the agreement in place would continue unamended. For more information on the Investment Agreement, see “General Development of the Business – Agreements with the Government of Mongolia – Status of the Investment Agreement”.

In December 2011, Turquoise Hill made its first draw on the Interim Funding Facility. For more information on the Interim Funding Facility, see “General Development of the Business – Agreements with the Rio Tinto Group – Interim Funding Facility”.

In December 2011, an independent arbitrator upheld RTIH’s claim that the Shareholder Rights Plan violated certain rights granted to RTIH under the Private Placement Agreement (the “Arbitration Ruling”). The arbitrator ruled that upon expiry of the Standstill Cap, RTIH would have the ability to purchase additional Common Shares beyond its then current holding of 49% without being diluted by the Shareholder Rights Plan, thus enabling RTIH to seek opportunities to increase its holding of Turquoise Hill to a majority position. The arbitration also dismissed the Corporation’s counterclaim that alleged that RTIH acted in breach of certain obligations under the Private Placement Agreement. For more information on the results of the arbitration, see “General Development of the Business – Agreements with the Rio Tinto Group – RTIH Arbitration and Termination of Shareholder Rights Plan”.

2012

In January 2012, Turquoise Hill approved the termination of the Shareholder Rights Plan, subject to the approval of shareholders at the Corporation’s 2012 annual general meeting (the “2012 AGM”). Pending the results of the shareholder vote at the 2012 AGM, the Board of Directors suspended the effective activation of the Shareholder Rights Plan. Subsequent to the decision to suspend and terminate the Shareholder Rights Plan and to ensure that the Shareholders Rights Plan was not inadvertently triggered prior to the 2012 AGM, Turquoise Hill entered into an agreement with RTIH to amend the Private Placement Agreement to enable RTIH to acquire additional Common Shares on a basis that would be exempt from the Shareholder Rights Plan. Under this amended agreement, RTIH agreed to vote its Common Shares in favour of terminating the Shareholder Rights Plan.

In January 2012, upon the expiry of the restrictions imposed on RTIH pursuant to the Standstill Cap, RTIH purchased 15.1 million Common Shares, representing 2% of Turquoise Hill’s then outstanding Common Shares, from two sellers pursuant to a privately negotiated share purchase transaction. The Common Shares were purchased for an aggregate of Cdn$302 million at a price per Common Share of Cdn$20.00. After the completion of this transaction, RTIH owned 377,397,658 Common Shares representing approximately 51% of the then issued and outstanding Common Shares.

In April 2012, Turquoise Hill announced that Aluminum Corporation of China (“Chalco”) intended to make a proportional take-over bid for up to 60% of the common shares of SouthGobi (the “Chalco Bid”) and that Turquoise Hill agreed to tender all of its common shares in SouthGobi to such bid.

In April 2012, Turquoise Hill and RTIH entered into the 2012 MoA, in order to provide a comprehensive financing plan for the continued development of the Oyu Tolgoi Mine and to establish certain management and governance changes. In addition and as part of the 2012 MoA, Turquoise Hill announced that it would proceed with the 2012 Rights Offering and that RTIH would support the 2012 Rights Offering by providing the 2012 Standby Commitment to ensure that maximum proceeds of $1.8 billion were achieved from the 2012 Rights Offering. For more information on the 2012 MoA and the 2012 Rights Offering, see “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA”.

Commencing with the execution of the 2012 MoA and throughout May 2012, the Board of Directors experienced numerous changes. Initially, Robert Friedland, Edward Flood, Markus Faber, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook resigned as directors of the Corporation. Concurrent with such resignations, David Huberman resigned as Chair of the Board of Directors and the Board of Directors appointed Michael Gordon as his replacement, on an interim basis. In early May 2012, Michael Gordon, David Huberman and Robert Holland resigned from the Board of Directors and Jill Gardiner, Peter Gillin, Isabelle Hudon and David Klingner were appointed to the Board of Directors joining Peter Meredith, Andrew Harding, Dan Larsen and Kay Priestly. Shortly following these appointments, Livia Mahler was reappointed to the Board of Directors and David Klingner was appointed as Chair of the Board of Directors.

In May 2012, Turquoise Hill announced that Kay Priestly and Chris Bateman were appointed to the roles of Chief Executive Officer and Chief Financial Officer of the Corporation, respectively.

In May 2012, Turquoise Hill and RTIH amended the 2012 MoA to address certain regulatory concerns and more closely align the terms of the 2012 Rights Offering with market conditions.

In June 2012, at the 2012 AGM, Warren Goodman and Russel Robertson were appointed to the Board of Directors, and shareholders resolved to change the Corporation’s name from “Ivanhoe Mines Ltd.” to “Turquoise Hill Resources Ltd.” and to terminate the Shareholders Rights Plan.

In July 2012, Turquoise Hill successfully completed the 2012 Rights Offering and raised gross proceeds of approximately $1.8 billion. For more information on the 2012 Rights Offering, see “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA”.

In August 2012, Charles Lenegan and Jeffery Tygesen were appointed to the Board of Directors.

In September 2012, Turquoise Hill and Chalco agreed to terminate the Chalco Bid due to the minimal prospect of obtaining the necessary regulatory approvals within an acceptable timeframe.

In November 2012, Oyu Tolgoi LLC, Inner Mongolia Power Corporation and the National Electricity Transmission Grid Company executed the Power Purchase Agreement to supply power to the Oyu Tolgoi Mine.

In December 2012, Inova completed its accelerated non-renounceable entitlement offer (“Entitlement Offer”) (similar to a Canadian rights offering) raising total gross proceeds of approximately A$76 million. Under the Entitlement Offer, eligible shareholders were invited to participate pro-rata to their existing holdings by subscribing for three (3) new Ivanhoe Australia shares for every ten (10) existing Ivanhoe Australia shares held, at a price of A$0.48 per share.

In December 2012, Turquoise Hill began the commissioning process of the concentrator at the Oyu Tolgoi Mine.

2013

In January 2013, the Oyu Tolgoi Mine processed its first ore through the concentrator, and shortly thereafter, the first copper-gold concentrate from the Oyu Tolgoi Mine was produced.

In February 2013, the Corporation signed a binding agreement with Sumeru Gold BV for the sale of the Corporation’s 50% interest in Altynalmas Gold Ltd., which holds 100% ownership of the Kyzyl Gold Project. An additional agreement regarding the sale was entered into in August 2013. As described below, the transaction was successfully completed in November 2013.

In February 2013, the Corporation announced the acceptance of Andrew Harding’s resignation from the Board of Directors and the appointment of Jean-Sébastien Jacques to the Board of Directors.

In May 2013, the Corporation announced that Livia Mahler and Peter Meredith, both nominees of Robert Friedland, would not stand for re-election to the Board of Directors. Under the terms of the 2012 MoA, Mr. Friedland had the right to nominate two directors to the Board of Directors for as long as he continued to own at least 10% of the outstanding Common Shares. Following private sale transactions completed in late April 2013, Mr. Friedland’s holdings in Turquoise Hill shares fell below the 10% threshold. Dan Larsen, a RTIH nominee, also did not stand for re-election. RTIH nominated Virginia Flood in Mr. Larsen’s place and she was elected to the Board of Directors at the annual shareholders’ meeting.

In June 2013, the Corporation announced that it had entered into the Short Term Bridge Funding Agreement with RTIH. For more information on the Short Term Bridge Funding Agreement, see “General Development of the Business – Agreements with the Rio Tinto Group – Short Term Bridge Facility”.

In June 2013, the Corporation announced that commissioning of the Oyu Tolgoi concentrator continued to progress and that more than 40,000t of concentrate had been produced. The Corporation also announced that all necessary permits had been received and that the mine was ready to commence concentrate shipments.

In July 2013, the Corporation announced that the Oyu Tolgoi Mine commenced shipping copper concentrate. The initial sale of approximately 5,800t of concentrate was announced as being sent to customers in China. A convoy carrying approximately 600t of concentrate departed from the mine on July 9, 2013 with the remainder of the shipment taking place over the following two weeks.

In August 2013, the Corporation announced that, in light of changes in the gold market, it entered into an additional agreement with Sumeru Gold BV in connection with the sale of the Corporation’s 50% interest in Altynalmas Gold Ltd. (as mentioned above). The supplemental agreement reflected a conditionally reduced cash consideration of $235 million, instead of the original cash consideration of $300 million. The Corporation received the $235 million advance payment on August 7, 2013. The transaction successfully closed on November 29, 2013.

In August 2013, the Corporation announced that it had signed a binding term sheet (the “Binding Term Sheet”) with RTIH for a new funding package that was designed to meet the Corporation’s cash needs through the end of 2013, including the New Bridge Facility. For more information on the Binding Term Sheet and the New Bridge Facility, see “General Development of the Business – Agreements with the Rio Tinto Group – Binding Term Sheet and New Financing Package” and “General Development of the Business – Agreements with the Rio Tinto Group – New Bridge Facility”, respectively.

In August 2013, the Corporation announced that it had entered into a pre-bid acceptance deed with Shanxi Donghui Coal Coking & Chemical Group Co., Ltd. in respect of approximately 14.9% of the issued and outstanding ordinary shares in Inova. The Corporation advised that it would tender all of its Inova shares. The transaction was successfully concluded in November 2013, resulting in the Corporation having completed the divestment of the entirety of its 56.1% interest in Inova to Shanxi Donghui Coal Coking & Chemical Group Co., Ltd.

In September 2013, the Corporation announced the acceptance of Jean-Sebastian Jacques’ resignation from the Board of Directors. Rowena Albones was appointed to the Board of Directors in October 2013.

In September 2013, the Corporation announced that the Oyu Tolgoi concentrator was running at full capacity or approximately 100,000t of ore being processed per day. By September 18, 2013, the mine had produced 160,000t of concentrate and had shipped approximately 38,000t to the bonded warehouse in China. The Corporation further announced that Oyu Tolgoi LLC’s customers were engaged with Chinese customs officials to receive the necessary approvals to enable them to collect purchase concentrate from the warehouse. In October 2013, it was announced that Oyu Tolgoi LLC’s customers received the necessary approvals allowing them to collect the purchased concentrate from the warehouse. As revenue is recognized by Oyu Tolgoi LLC when a customer collects concentrate, the Corporation announced that Oyu Tolgoi LLC would begin recording revenue.

In November 2013 the Corporation announced that it would restate its consolidated financial results for 2010, 2011, 2012 and affected quarters, including 2013, following a decision by SouthGobi that it intended to restate its financial results. For more information, see “General Development of the Business – Restatement of 2012 Financial Statements”.

In November 2013, Turquoise Hill commenced a rights offering to raise approximately US$2.4 billion in gross proceeds. For more information on the 2013 Rights Offering, see “General Development of the Business – Agreements with the Rio Tinto Group – 2013 MoA”. The Corporation also announced that it had agreed with RTIH to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the closing date of the 2013 Rights Offering and January 15, 2014.

On December 13 and 18, 2013 two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Corporation and certain of its officers and directors. The lawsuits seek to recover damages resulting from alleged misstatements about the Corporation’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Corporation believes the complaints are without merit and will vigorously defend against the lawsuits.

Throughout 2013, a number of substantive issues were raised by the Government of Mongolia relating to the implementation of the Investment Agreement, the Shareholders’ Agreement, Oyu Tolgoi Project Financing, permitting and approvals. As a result of certain of these issues, development of the underground mine was suspended on August 13, 2013. In December 2013, the Corporation announced that all parties were committed to resolving the shareholder issues and advancing the necessary steps to restart the underground mine, including resolution of the shareholder issues, completion of the feasibility study, Oyu Tolgoi Project Financing, permitting and approvals. The feasibility study remains on track for completion in the first half of 2014.

2014 to date

In January 2014, Turquoise Hill completed the 2013 Rights Offering by issuing a total of 1,006,116,602 Common Shares, for aggregate gross proceeds of approximately $2.4 billion. Approximately 99.3% of the Common Shares were issued in the basic subscription of the 2013 Rights Offering with the balance having been issued in the additional subscription. RTIH exercised all of its rights under the basic subscription and did not participate in the additional subscription of the 2013 Rights Offering, which was available to all shareholders who fully participated in the basic subscription. Because the 2013 Rights Offering was over-subscribed, RTIH was not required to purchase any shares under the 2013 Standby Commitment. As a result of the 2013 Rights Offering, RTIH’s stake in Turquoise Hill remained unchanged at 50.8% of the outstanding Common Shares. The net proceeds from the 2013 Rights Offering were primarily used to repay all outstanding amounts under the Interim Funding Facility and the New Bridge Facility and expenses associated therewith and with the 2013 Rights Offering.

In February 2014, the Corporation announced that Turquoise Hill, RTIH and the Government of Mongolia are all committed to further construction of the underground and development of Oyu Tolgoi subject to resolution of shareholder issues, agreement of a comprehensive funding plan including project finance, completion and approval of the feasibility study by all shareholders and the Mongolian Minerals Council and receipt of permits required for development.

In March 2014, the Corporation announced that Turquoise Hill, RTIH and the Government of Mongolia continue to work together with the aim of resolving outstanding shareholder issues and finalizing project finance for further development of the underground mine at Oyu Tolgoi. Progress is being made and some matters have been resolved. All parties remain committed to further development of Oyu Tolgoi. While discussions remain constructive, it may not be possible to resolve the shareholder issues until the underground feasibility study has been completed, reviewed and approved by all parties and all necessary permits have been received. The feasibility study is expected to be completed in the first half of 2014. If agreement on outstanding shareholder issues is deferred until after the completion and approval of the feasibility study, the project finance will not be able to be closed prior to the current expiry of the lender commitments on March 31, 2014. In this event, the shareholders will consider requesting an extension of the commitments from the project finance lenders and finalization of the Oyu Tolgoi Project Financing may be deferred to the second half of 2014.

Agreements with the Rio Tinto Group

In 2006, the Corporation identified RTIH as a strategic investor to support development of the Oyu Tolgoi Mine. The parties have entered into a series of agreements since 2006 pursuant to which RTIH has provided equity and debt financing to fund ongoing development of the Oyu Tolgoi Mine and operations of the Corporation. Since 2006, RTIH has acquired a 50.8% majority interest in Turquoise Hill, had become, up until the repayment of the Interim Funding Facility and the New Bridge Facility, Turquoise Hill’s largest creditor, and is responsible for the day-to-day management of the development process of the Oyu Tolgoi Mine.

Private Placement Agreement

In October 2006, Turquoise Hill and RTIH entered into the Private Placement Agreement and the First Tranche Investment was completed, pursuant to which Turquoise Hill issued 37,089,883 Common Shares to RTIH at a price of $8.18 per Common Share, for an aggregate subscription price of approximately $303.4 million. The First Tranche Investment represented, upon issuance, 9.95% of the then issued and outstanding Common Shares.

In October 2009, the Second Tranche Investment was completed, pursuant to which Turquoise Hill issued a further 46,304,473 Common Shares to RTIH at a price of $8.38 per Common Share, for an aggregate subscription price of approximately $388 million. The combined First Tranche Investment and Second Tranche Investment represented, upon issuance, 19.7% of the then issued and outstanding Common Shares.

In conjunction with the First Tranche Investment, the Corporation issued to RTIH the Series A Warrants and the Series B Warrants. The Series A Warrants entitled RTIH to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $8.54 depending on when they were exercised and the Series B Warrants entitled RTIH to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $9.02 depending on when they were exercised. On June 29, 2010, RTIH exercised all Series A Warrants, at an exercise price of $8.54 per Common Share, and was issued a total of 46,026,522 Common Shares. On December 15, 2010, under the terms of the HoA, RTIH exercised 33,783,784 Series B Warrants for 33,783,784 Common Shares, at a price per Common Share of $8.88. On June 21, 2011, RTIH exercised the remaining 14,070,182 Series B Warrants for 14,070,182 Common Shares, at a price per Common Share of $8.51.1

RTIH was granted pre-emptive rights entitling RTIH to participate, subject to certain specific exceptions, in future issuances of Common Shares on a basis sufficient to maintain its percentage shareholding interest in the Corporation on economic terms equivalent to those upon which any such Common Shares are issued to third parties.

RTIH was also granted a right of first offer, permitting RTIH to provide any equity financing, until October 24, 2012, that the Corporation otherwise proposed to obtain. This right of first offer has now expired.

RTIH and the Corporation also agreed to establish the Technical Committee to manage all aspects of the engineering, construction, development and operation of the Oyu Tolgoi Mine, whereby all material activities and operations in respect of the Oyu Tolgoi Mine must first be approved by the Technical Committee prior to implementation.

The Private Placement Agreement also contained provisions relating to Turquoise Hill’s use of funds from Common Shares issued to RTIH under the Private Placement Agreement, standstill and Common Share acquisition limits, right of first refusal in respect of any proposed disposition of the Corporation’s interest in the Oyu Tolgoi Mine, and Board of Director nomination entitlements. These provisions were subsequently amended by the HoA. See “General Development of the Business – Agreements with the Rio Tinto Group – HoA”.

Credit Agreement

In October 2007, the Corporation and RTIH entered into the Credit Agreement pursuant to which RTIH agreed to make the credit facility (the “Credit Facility”) available to the Corporation. The aggregate principal amount advanced to the Corporation under the Credit Facility was $350 million.

On September 13, 2010, the Credit Facility was, by its terms, automatically converted into Common Shares. The $350 million principal amount plus approximately $50.8 million in accrued and unpaid interest was converted into 40,083,206 Common Shares at a conversion price of $10.00 per Common Share. As a result of this conversion, the Rio Tinto Group’s equity ownership of the Corporation increased from 29.6% to 34.9% of the then issued and outstanding Common Shares.

1 The number of remaining Series B Warrants was adjusted to reflect the dilutive effect of the 2010 Rights Offering.

As an inducement to provide the Credit Facility, Turquoise Hill issued to RTIH the Series C Warrants. On June 21, 2011, in addition to its exercise of the remaining Series B Warrants, RTIH exercised all 40,224,365 Series C Warrants for 40,224,365 Common Shares, at a price per Common Share of $9.43, the result of which, when taken together with the exercise of the remaining Series B Warrants, increased RTIH’s ownership of the then issued and outstanding Common Shares from approximately 42.1% to 46.5%.

Contract Assignment Arrangement Agreement and Put Agreement

In August 2008, the Corporation, Oyu Tolgoi LLC and Rio Tinto Alcan entered into the Contract Assignment Arrangement Agreement which provided for Rio Tinto Alcan to purchase from Oyu Tolgoi LLC certain Oyu Tolgoi Mine equipment already acquired by Oyu Tolgoi LLC, and to take an assignment of certain contracts with third party suppliers for additional Oyu Tolgoi Mine equipment on long lead time orders, pending the successful completion of negotiations with the Government of Mongolia relating to the Investment Agreement. As consideration for the purchase of the equipment and the assignment of the contracts, Rio Tinto Alcan paid to Oyu Tolgoi LLC an aggregate purchase price of approximately $121.5 million.

In conjunction with the Contract Assignment Arrangement Agreement, the Corporation, Oyu Tolgoi LLC and Rio Tinto Alcan also entered into a Put Agreement whereby Rio Tinto Alcan had the ability to require Oyu Tolgoi LLC to re-purchase the equipment once the Investment Agreement became effective. RTIH exercised its option under the Put Agreement in March 2010 and concurrently subscribed for, by way of private placement, the Put Option Placement Shares. Approximately Cdn$198.2 million of the proceeds from the issuance of the Put Option Placement Shares was allocated and set-off against the purchase from Rio Tinto Alcan of the Oyu Tolgoi Mine equipment covered by the option under the Put Agreement. The balance of the proceeds from the issuance of the Put Option Placement Shares, equal to approximately Cdn$46.4 million, was paid to Turquoise Hill in cash.

HoA

On December 8, 2010, Turquoise Hill and RTIH entered into the HoA, whereby Turquoise Hill and RTIH agreed to, among other things, RTIH’s support and full participation in the 2010 Rights Offering, the financing and management of the Oyu Tolgoi Mine, replacing or amending certain contractual obligations under the Private Placement Agreement and a good faith obligation on the part of RTIH to support Turquoise Hill in its efforts to raise Oyu Tolgoi Project Financing for the Oyu Tolgoi Mine as well as other matters, as described in further detail below. The following is a summary only and is qualified in its entirety by reference to the HoA, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Exercise of Private Placement Warrants

Under the terms of the HoA, RTIH was required to exercise 33,783,784 Series B Warrants, resulting in the issuance of 33,783,784 Common Shares, at an exercise price of $8.88 per Common Share for cash proceeds to Turquoise Hill of approximately $300 million. Turquoise Hill further agreed to amend the terms of the remaining Private Placement Warrants to adjust the number of Common Shares issuable to adjust for the dilutive effect of the 2010 Rights Offering. RTIH has since exercised all of its remaining Private Placement Warrants. As a result of the exercise of the 33,783,784 Series B Warrants (and 720,203 Anti-Dilution Warrants), the Rio Tinto Group’s equity ownership of Turquoise Hill increased at the time from 34.9% to 38.7% of the then issued and outstanding Common Shares.

2010 Rights Offering

RTIH agreed to (i) publicly support the 2010 Rights Offering, and (ii) exercise all rights issued to it pursuant to the 2010 Rights Offering to purchase Common Shares. The parties to the HoA also agreed (i) on the subscription price per Common Share under the 2010 Rights Offering, (ii) to remove the Minimum Subscription Condition, and (iii) to increase the maximum permitted size of the 2010 Rights Offering to $1.2 billion. As a result of the exercise of its rights under the 2010 Rights Offering and the purchase of the RMF Purchased Shares and the Citi Purchased Shares (each as defined below), the Rio Tinto Group’s equity ownership of Turquoise Hill increased at the time from 38.7% to 42.1% of the then issued and outstanding Common Shares.

Common Share Purchases from Robert Friedland and Citibank N.A.

Concurrent with the execution of the HoA, RTIH entered into separate agreements to purchase, prior to the record date of the 2010 Rights Offering, 10,000,000 Common Shares from Robert Friedland (the “RMF Purchased Shares”) and, upon the completion of the 2010 Rights Offering, a further 10,000,000 Common Shares (11,500,000 after applying a gross-up to take into account the 2010 Rights Offering) from Citibank N.A. (the “Citi Purchased Shares”). The purchase price paid by RTIH for the RMF Purchased Shares was $25.34 per RMF Purchased Share. The purchase price paid by RTIH for the first 10,000,000 Citi Purchased Shares was $25.34 per Citi Purchased Share, with the remaining balance of 1,500,000 Citi Purchased Shares purchased at $13.88 per Citi Purchased Share, which was equal to the subscription price per Common Share under the 2010 Rights Offering.

Subscription Right

RTIH received a subscription right (the “Subscription Right”), exercisable from time to time to purchase Common Shares from Turquoise Hill’s treasury at the volume weighted average price of a Common Share on the TSX during the five trading days immediately prior to the applicable date of exercise. RTIH’s entitlement to exercise the Subscription Right was subject to certain limitations, including the Standstill Cap, and allowed RTIH to purchase up to 49% of the outstanding Common Shares minus 3,700,000 Common Shares. RTIH exercised the Subscription Right in August 2011 to acquire 27,896,570 Common Shares at a price of Cdn$18.98 per Common Share and in January 2012 to acquire 439,216 Common Shares at a price of Cdn$19.66 per Common Share for total aggregate proceeds to the Corporation of approximately Cdn$544.3 million. As a result, the Rio Tinto Group’s equity ownership of the Corporation increased at the time from 46.5% to 49% of the then issued and outstanding Common Shares.

Standstill Cap

The share purchase limitations applicable to RTIH under the Private Placement Agreement were replaced by the Standstill Cap. The restrictions imposed on RTIH pursuant to the Standstill Cap expired on January 18, 2012. Subsequent to the expiry of the Standstill Cap, RTIH purchased 15.1 million Common Shares from third parties, and thereby increased the Rio Tinto Group’s equity ownership of the Corporation from 49% to approximately 51% of the then issued and outstanding Common Shares.

Use of Proceeds

The Corporation agreed to use all of the proceeds from the 2010 Rights Offering and from the sale of any Common Shares to RTIH pursuant to the exercise of the Private Placement Warrants, the Subscription Right or otherwise, other than $180 million, for expenditures in respect of the Oyu Tolgoi Mine. The Corporation further agreed not to use the proceeds from the sale of any of its assets that are unrelated to the Oyu Tolgoi Mine (“Non-Oyu Tolgoi Assets”) to acquire any new assets or to fund any existing projects other than the development of the Oyu Tolgoi Mine and the Kyzyl Gold Project.

The above use of proceeds covenants in the HoA were amended in the 2012 MoA to replace the Kyzyl Gold Project with the repayment of the Interim Funding Facility as an acceptable and permitted use of such proceeds. They were further amended in the 2013 MoA to include proceeds from the proposed sale of the Corporation’s 50% interest in Altynalmas Gold Ltd. as part of the proceeds subject to the same restrictions as the proceeds from the sale of any Non-Oyu Tolgoi Assets.

Funding Requests

If and when Turquoise Hill required further funds for the development of the Oyu Tolgoi Mine, it was obligated to notify RTIH. After receiving any such notice, RTIH was required to exercise a sufficient number of the remaining Private Placement Warrants, if any, to generate proceeds sufficient to fund expenditures as set out in each such notice. Once all the Private Placement Warrants were exercised, further funding from RTIH required for the development of the Oyu Tolgoi Mine was done by way of drawdown under the Interim Funding Facility.

Under the 2012 MoA, the Bridge Facility, the proceeds of the 2012 Rights Offering, Oyu Tolgoi Project Financing and the provision of completion support by RTIH formed the principal components of the financing plan for the development of the Oyu Tolgoi Mine, in addition to the Interim Funding Facility. For further information on the Bridge Facility, see “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA – Bridge Facility”.

Under the 2013 MoA, the sources of funding for the development of the Oyu Tolgoi Mine under the HoA were amended to include only the Interim Funding Facility, the Short Term Bridge Facility and the New Bridge Facility. For further information on the Short Term Bridge Facility and the New Bridge Facility, see “General Development of the Business – Agreements with the Rio Tinto Group – 2013 MoA – Short Term Bridge Facility” and “General Development of the Business – Agreements with the Rio Tinto Group – 2013 MoA – New Bridge Facility”, respectively.

Oyu Tolgoi Project Financing

RTIH and the Corporation agreed to act together diligently and in good faith to negotiate Oyu Tolgoi Project Financing acceptable to both RTIH and the Corporation, acting reasonably, in an amount of $3.6 billion, unless otherwise agreed by the parties, with the original goal of having Oyu Tolgoi Project Financing in place before June 30, 2011.

Under the 2012 MoA, the amount to be borrowed for Oyu Tolgoi Project Financing was amended to a range between $3 billion and $4 billion, the target date for Oyu Tolgoi Project Financing was extended to December 31, 2012 and RTIH assumed leadership of the Oyu Tolgoi Project Financing negotiations.

Under the 2013 MoA, the target date for Oyu Tolgoi Project Financing was extended to November 14, 2013.

Turquoise Hill and RTIH further agreed under the HoA that, until such time as Oyu Tolgoi Project Financing is secured, RTIH would provide Turquoise Hill with the Interim Funding Facility to fund on-going development of the Oyu Tolgoi Mine subject to compliance with the terms of the Interim Funding Facility. For more information on the Interim Funding Facility, see “General Development of the Business – Agreements with the Rio Tinto Group – Interim Funding Facility”.

Governance Arrangements

Turquoise Hill and RTIH agreed to cause (i) three nominees (the “Nominees”) from each of Turquoise Hill and RTIH to be appointed as the directors of Oyu Tolgoi LLC reserved for the OT Shareholder Holdcos under the Shareholders’ Agreement, and (ii) the OT Shareholder Holdcos to exercise all of their rights under the Shareholders’ Agreement in accordance with instructions given by the Operating Committee, which is comprised of two nominees from each of Turquoise Hill and RTIH, with a RTIH nominee serving as chairman. Turquoise Hill and RTIH are to instruct their respective nominees to vote at Oyu Tolgoi LLC board meetings as a block in accordance with the instructions received from the Operating Committee. All decisions of the Operating Committee, other than decisions in respect of certain defined special matters, require a majority vote of the members with a casting vote of the chairman (being a RTIH nominee) in the case of a tie. Decisions in respect of certain “special matters” require a unanimous vote of the members of the Operating Committee.

Oyu Tolgoi Mine Management and Exploration

RTIH was granted the right to appoint an affiliate (the “Rio Tinto Manager”) to manage the Oyu Tolgoi Mine under the terms of a management agreement (the “Oyu Tolgoi Governance Agreement”); however, Oyu Tolgoi LLC has the right to terminate the Oyu Tolgoi Governance Agreement in certain circumstances, including, if the Rio Tinto Manager is unable to pay its debts as they become due, causing the Rio Tinto Manager to be unable to perform its obligations under the Oyu Tolgoi Governance Agreement, if the Rio Tinto Group disposes of a sufficient number of Common Shares such that it ceases to hold a direct and/or indirect beneficial ownership interest in Oyu Tolgoi LLC of more than 10%, or if the Rio Tinto Manager ceases to be a wholly-owned subsidiary member of the Rio Tinto Group and the situation is not remedied within 60 days after being required in writing to do so.

The Rio Tinto Manager delegated, by way of sub-contract, management of exploration within the areas covered by the Oyu Tolgoi Mine licences, but outside of the “Core Area” of the Oyu Tolgoi Mine, to a designated subsidiary of Turquoise Hill (on a non-exclusive basis). Turquoise Hill was responsible for preparing exploration programs and budgets for such exploration, but RTIH had the right to approve any exploration expenditures in excess of $30 million per year. Turquoise Hill’s responsibilities in respect of exploration outside the “Core Area” were subsequently transferred to and assumed by the Rio Tinto Manger under the 2012 MoA. See “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA – Oyu Tolgoi Exploration Activities” for more details.

Other Oyu Tolgoi Mine Matters

Pursuant to the 2013 MoA, Turquoise Hill agreed not to sell, transfer or otherwise dispose of or encumber any interest in the Oyu Tolgoi Mine without RTIH’s consent until the earlier of (i) the date on which the initial drawdown under the Oyu Tolgoi Project Financing is completed and the proceeds thereof are used to fund the payment in full of the Initial PF Drawdown Requirements (as defined in the 2013 MoA) and (ii) December 31, 2015.

Interim Funding Facility

All amounts outstanding under the Interim Funding Facility were repaid on January 14, 2014 from the net proceeds of the 2013 Rights Offering.

2012 MoA

The Corporation, RTIH and RTSEA entered into the 2012 MoA on April 17, 2012 and amended certain of its terms on May 22, 2012. The 2012 MoA contemplates a comprehensive financing plan comprising a number of transactions in respect of the financing of the Oyu Tolgoi Mine, the management of the Corporation, certain amendments to the HoA, and other matters. The financing commitments made by RTIH pursuant to the terms of the 2012 MoA were provided to address the uncertainty that previously existed with respect to the financing of the Oyu Tolgoi Mine and provide the Corporation with more secure access to a source of funding, which was intended to allow for a higher degree of funding certainty for the Oyu Tolgoi Mine until commercial production is achieved. The following is a summary only and is qualified in its entirety by reference to the 2012 MoA, as amended, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

2012 Rights Offering

The Corporation and RTIH agreed to the key terms of the 2012 Rights Offering. These terms included (i) the issuance of rights sufficient to generate gross proceeds of up to US$1.8 billion; (ii) the price payable for each Common Share upon exercise of a right; (iii) the agreement by RTIH to exercise its basic subscription privilege in full and to provide the 2012 Standby Commitment, subject to certain terms, conditions and limitations set out in the 2012 MoA; (iv) the payment of a fee by the Corporation to RTIH as consideration for RTIH providing the 2012 Standby Commitment; and (v) the offering of an additional subscription privilege to holders of rights that have exercised their basic subscription privilege in full.

The 2012 Rights Offering closed on July 27, 2012 and the Corporation issued an aggregate total of 259,558,050 Common Shares in satisfaction of the rights exercised. As the 2012 Rights Offering was fully subscribed,2 RTIH was not required to purchase any additional Common Shares under the 2012 Standby Commitment.

Oyu Tolgoi Project Financing and Completion Support Agreement

In accordance with the terms of the HoA, RTIH and the Corporation agreed to continue to act together diligently and in good faith to negotiate Oyu Tolgoi Project Financing. The estimate for the total amount of financing was revised to a range of between US$3 billion and US$4 billion, with the final terms of such financing subject to the acceptance of each of the Corporation, RTIH, and the board of Oyu Tolgoi LLC, each acting reasonably.

Provided that Oyu Tolgoi Project Financing is made available on terms reasonably satisfactory to RTIH and RTIH is reasonably satisfied at the Oyu Tolgoi Project Financing closing date that the Oyu Tolgoi Mine (including a power plant) is fully financed (including a reasonable provision for contingencies), a RTIH affiliate (the “Rio Tinto Supporter”) will enter into a completion support agreement with the Corporation (the “Completion Support Agreement”), pursuant to which the Rio Tinto Supporter will agree to provide a completion support guarantee to the lenders of Oyu Tolgoi Project Financing. As consideration for entering into the Completion Support Agreement, the Corporation will be responsible to pay to the Rio Tinto Supporter an annual fee of 2.5% payable

2 99.2% of the 2012 Rights Offering rights were exercised in the first instance pursuant to a basic subscription privilege with the remainder taken up via an additional subscription privilege.

annually, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the Oyu Tolgoi Project Financing at each calendar month end during the subject 12 month period.

Bridge Facility

RTIH agreed to cause one of its affiliates to provide the Corporation with the Bridge Facility to fund ongoing development of the Oyu Tolgoi Mine. A front end fee of US$15 million was paid on May 24, 2012 by the Corporation to the affiliate of RTIH providing the Bridge Facility. The Bridge Facility was to be drawn down to fund ongoing Oyu Tolgoi Mine expenditures if, and to the extent that, funds from the Interim Funding Facility, Oyu Tolgoi Project Financing or other sources were not available in a timely manner. The Bridge Facility expired undrawn on May 23, 2013.

Board of Directors

Upon execution of the 2012 MoA, it was agreed that the Board of Directors would be reduced from 14 to 13 directors and that a majority of the directors would be independent until January 18, 2014. This independence requirement has now expired. The quorum required for the transaction of business at a meeting of the Board of Directors was fixed as a majority of the number of directors elected or appointed and in office immediately before the applicable meeting. The 2012 MoA also specified that Mr. Friedland had the right, conditional upon him continuing to own at least 10% of the Common Shares, to select two Turquoise Hill directors (of which at least one must be independent) from the incumbent Turquoise Hill directors (other than himself and each acceptable to RTIH) and that RTIH would exercise its voting power to vote in favour of the election of such directors from time to time until the earlier of January 18, 2014, and the date Turquoise Hill ceases to be a reporting issuer.

In addition, the 2012 MoA provided for the abolishment of the Corporation’s Office of the Chairman and the repeal of the Corporation’s policy that required directors to hold Common Shares.3

Concurrent with the execution of the 2012 MoA, Robert Friedland, Edward Flood, Dr. Markus Faber, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook resigned as directors of the Corporation, and David Huberman resigned as Chair of the Board of Directors. As part of these resignations, each resigning director entered into mutual release agreements with RTIH and the Corporation. From the execution of the 2012 MoA until the period following the 2013 AGM, there were additional changes to the individuals comprising the Board of Directors. For more information on these changes, see “General Development of the Business – Three Year History – 2012” and “General Development of the Business – Three Year History – 2013”.

On May 1, 2013, the Corporation announced that as a result of Mr. Friedland falling below the 10% ownership threshold, his right to nominate two directors had expired and that his director nominees had agreed to resign from the Board. As a result, the Corporation and RTIH agreed that the Board would consist of 11 directors. See “General Development of the Business – Three Year History – 2013”.

Senior Management

Upon execution of the 2012 MoA, Robert Friedland (Chief Executive Officer), Tony Giardini (Chief Financial Officer), John Macken (President) Sam Riggall (Executive Vice President, Business Development and Strategic Planning) and Peter Meredith (Deputy Chairman) (each, an “Incumbent

3 The repeal of the Common Share ownership requirement for directors is consistent with RTIH’s corporate policy that prohibits directors who are employees of RTIH (seconded or otherwise) from receiving options to purchase Common Shares.

Senior Officer”) resigned from their respective offices with the Corporation and from all offices (including directorships) with each of the Corporation’s subsidiaries, other than Mr. Meredith who remained a director (and Chairman) of SouthGobi until his resignation in September 2012. As a result of Messrs. Friedland and Giardini’s resignations, Kay Priestly and Catherine Barone were appointed as Interim Chief Executive Officer and Interim Chief Financial Officer, respectively. On May 1, 2012, Kay Priestly’s interim designation was removed as she was appointed Chief Executive Officer of the Corporation, and Chris Bateman was appointed Chief Financial Officer.

Each of the Incumbent Senior Officers entered into mutual release agreements with RTIH and the Corporation (other than Mr. Friedland, with whom RTIH and the Corporation exchanged mutual releases from liability pursuant to the terms of a separation agreement).

Oyu Tolgoi Exploration Activities

The OT Exploration Agreement (as defined in the HoA) was terminated and all rights and responsibilities for conducting exploration activities in respect of the Oyu Tolgoi Mine are now held by the Rio Tinto Manager, in its role as manager of the Oyu Tolgoi Mine.

Series D Warrants

The Corporation issued to RTIH share purchase warrants (the “Series D Warrants”) exercisable to purchase an additional 55 million Common Shares at any time until May 22, 2015. Following the 2012 Rights Offering, the number of Common Shares underlying the Series D Warrants and the exercise price per Series D Warrant were adjusted to 74,247,460 and $10.37, respectively, to adjust for the dilutive impact of the 2012 Rights Offering and to preserve the original economic value of the Series D Warrants. Following the 2013 Rights Offering, the exercise price per Series D Warrant was further adjusted to $8.20 in accordance with certain price adjustment provisions contained in the certificate evidencing the Series D Warrants to adjust for the dilutive impact of the 2013 Rights Offering and to preserve the original economic value of the Series D Warrants.

Anti-Dilution Series D Warrants

In addition to the Series D Warrants, the Corporation agreed pursuant to the terms and conditions of the 2012 MoA to grant RTIH the Anti-Dilution Series D Warrants if, at any time prior to the expiry of the Series D Warrants on May 22, 2015, the Corporation issues Common Shares in connection with a future rights offering. The Anti-Dilution Series D Warrants, upon issuance, would represent the same percentage of the outstanding Common Shares that RTIH and its affiliates would have beneficially owned if all of the then outstanding Series D Warrants and any previously issued Anti-Dilution Series D Warrants beneficially owned by RTIH or its affiliates had been fully exercised immediately before the record date of such future rights offering.

In connection with the 2013 Rights Offering, the Corporation issued to RTIH Anti-Dilution Series D Warrants exercisable to purchase an additional 74,247,460 Common Shares at any time until May 22, 2015 at an exercise price of $4.31 per Common Share (subject to certain price adjustment provisions contained in the certificate evidencing the Anti-Dilution Series D Warrants).

Anti-Dilution Subscription Right

For the subscription price of Cdn$1,000, RTIH was granted, pursuant to the 2012 MoA, the right (the “Anti-Dilution Subscription Right”) to subscribe from time to time for Common Shares in respect of any dilution to the Rio Tinto Group’s equity ownership position in the Corporation as a result of the issuance of Common Shares pursuant to certain exercises of incentive stock options (i) that were exercised prior to the date of the 2012 MoA, or (ii) that remain outstanding and are exercised after the date of the 2012 MoA, subject to a maximum subscription limit of 30,051,345 Common Shares (being the product of an adjustment to reflect the dilutive effect of the 2013 Rights Offering in accordance with the terms of the certificate evidencing the Anti-Dilution Subscription Right). The Anti-Dilution Subscription Right will remain exercisable until the 20th business day following the expiration or exercise of the last incentive stock option that was outstanding on May 24, 2012, as such options may be adjusted in accordance with their terms. The subscription price per Common Share under the Anti-Dilution Subscription Right will be the volume weighted average price of a Common Share on the TSX during the five (5) trading days immediately before the applicable date of exercise.

In connection with the 2013 Rights Offering, the Corporation affected an equitable adjustment to the number of outstanding stock options and granted an additional 1,047,998 options to the holders of all outstanding stock options to adjust for the dilutive effect of the 2013 Rights Offering and, correspondingly, the Corporation increased the number of Common Shares underlying the Anti-Dilution Subscription Right by 4,402,223 such that the Anti-Dilution Subscription Right is presently exercisable for an aggregate of 30,051,345 Common Shares. As of the date of this AIF, RTIH had not subscribed for any Common Shares underlying the Anti-Dilution Subscription Right.

Short Term Bridge Facility

On June 28, 2013, the Corporation entered into an agreement with RTSEA (as amended, the “Short Term Bridge Funding Agreement”) for a non-revolving bridge facility for up to US$225 million (the “Short Term Bridge Facility”). Advances made under the Short Term Bridge Facility were used by Turquoise Hill to fund operations and the underground development of the Oyu Tolgoi mine. On August 2, 2013, Turquoise Hill received a $235 million advance payment from Sumeru Gold BV in connection with Turquoise Hill’s sale of its 50% interest in Altynalmas Gold Ltd., which was used to repay in full amounts then outstanding under the Short Term Bridge Facility.

In the event the Short Term Bridge Facility was not repaid in full at the maturity date (initially August 12, 2013, and subsequently extended to August 28, 2013 by the Binding Term Sheet described below) or in case of an event of default under the terms of the Short Term Bridge Facility, RTSEA could convert any outstanding amounts into Common Shares at a price per share equal to 85% of the then prevailing five-day volume weighted average trading price of the shares on the New York Stock Exchange. The conversion option was irrevocably waived by RTSEA pursuant to the terms of the Binding Term Sheet.

RTIH’s obligation to advance funding under the Short Term Bridge Facility was subject to a number of conditions and compliance by the Corporation with a series of covenants. For more details regarding such conditions and covenants, reference is made to the Short Term Bridge Funding Agreement, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Upon the finalization and effectiveness of the remaining definitive agreements (including certain security agreements as mentioned below under “Binding Term Sheet and New Financing Package”) for the New Bridge Facility, the Short Term Bridge Funding Agreement was terminated.

Binding Term Sheet and New Financing Package

On August 7, 2013, the Corporation entered into the Binding Term Sheet setting out the material terms and conditions on which RTIH and RTSEA agreed to provide a new financing package designed to address the Corporation’s then anticipated medium term funding needs in connection with the Oyu Tolgoi Mine (the “New Financing Package”).

On August 23, 2013, the Corporation, RTIH and RTSEA entered into definitive agreements and documents giving effect to the Binding Term Sheet, including, among others, the 2013 MoA and the New Bridge Funding Agreement, each as described in further detail below. Certain other definitive agreements (including certain security agreements) were entered into on September 5, 2013.

New Bridge Facility

As part of the New Financing Package, RTSEA agreed to provide the Corporation with the New Bridge Facility for the purpose of initially refinancing all amounts then outstanding under the Short Term Bridge Funding Agreement and thereafter for the purpose of funding expenditures to be incurred in connection with the Oyu Tolgoi Mine, if and to the extent that funds from the Oyu Tolgoi Project Financing or from other sources would not be available in a timely manner. It was contemplated that such expenditures would include the costs of the continued ramp-up and completion of the open pit phase of the Oyu Tolgoi Mine, and other assets, expenses and payments related to the Oyu Tolgoi Mine. RTSEA and the Corporation entered into the New Bridge Funding Agreement for the purpose of providing the New Bridge Facility. The New Bridge Facility bore interest at the rate of LIBOR plus 5% per annum on drawn amounts and required payment to RTSEA of a commitment fee of 2% per annum on undrawn amounts.

On November 14, 2013, RTIH, RTSEA and the Corporation entered into an amending agreement that amended the 2013 MoA and the New Bridge Funding Agreement, pursuant to which they agreed to extend the latest closing date for the 2013 Rights Offering to January 13, 2014 and, correspondingly, to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the closing date of the 2013 Rights Offering and January 15, 2014. For more information, see “General Development of the Business – Agreements with the Rio Tinto Group – 2013 MoA – 2013 Rights Offering”.

All amounts outstanding under the New Bridge Facility were repaid on January 14, 2014 from the net proceeds of the 2013 Rights Offering concurrently with all amounts outstanding under the Interim Funding Facility.

The Corporation was required to prepay all amounts outstanding under the New Bridge Facility with the entire amount of (i) the net proceeds of the 2013 Rights Offering and any other placement or other issuance of Common Shares, and (ii) the net after-tax proceeds of any sale or other disposition of mineral resource interests and assets held, directly or indirectly, by the Corporation, other than the Oyu Tolgoi Mine, provided that if the entire amount of such net proceeds exceeded the obligations of the Corporation to RTSEA then outstanding under the New Bridge Facility, the Corporation would only be required to apply such amount of such net proceeds as was sufficient to pay all of the then outstanding amounts under the New Bridge Facility and the remaining amount of such net proceeds would be applied, to the extent required, to prepay the Interim Funding Facility. The Corporation was also required to make prepayments of its outstanding obligations under the New Bridge Facility in certain other circumstances.

2013 MoA

Under the terms of the 2013 MoA, the Corporation, RTSEA and RTIH agreed that if, by an agreed upon “Launch Deadline”, Oyu Tolgoi Project Financing was either (i) not in place and available for drawdown or (ii) in place and available for drawdown but for any reason Oyu Tolgoi LLC, as borrower thereunder, was restricted from drawing down an amount sufficient, or from distributing the proceeds of such drawdown, to repay all amounts then outstanding under the Interim Funding Facility and the New Bridge Facility, to reimburse the Corporation and its affiliates for all fees paid in connection with the Oyu Tolgoi Project Financing prior to the date of such initial drawdown, and to pay all amounts payable by the Corporation and its affiliates on account of Mongolian withholding tax upon the repayment by Oyu Tolgoi LLC of certain shareholder debt which may be required under the terms of the Oyu Tolgoi Project Financing to be repaid, then the Corporation would be obligated to conduct a rights offering by way of prospectus. It was also agreed that such rights offering was to raise sufficient funds in order to permit the Corporation, in the case of (i) above, to repay all amounts outstanding under the Interim Funding Facility and the New Bridge Facility by their respective maturity dates, or in the case of (ii) above, to fund the amount by which the aforementioned uses of the proceeds of such initial drawdown exceed the amount of Oyu Tolgoi Project Financing funds which can, at such time, be drawn down for such purposes by Oyu Tolgoi LLC.

Under the 2013 MoA, the Corporation, RTSEA and RTIH agreed to the key terms and conditions upon which the Corporation would undertake the 2013 Rights Offering, and to certain continuing covenants which are substantially similar in scope and content and are consistent with other pre-existing contractual arrangements and that they would continue to act together diligently and in good faith to negotiate the Oyu Tolgoi Project Financing; a copy of the 2013 MoA has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Amendment to the 2013 MoA

On November 14, 2013, RTIH, RTSEA and the Corporation entered into an amending agreement that amended the 2013 MoA and the New Bridge Funding Agreement, pursuant to which they agreed to extend the latest closing date for the 2013 Rights Offering to January 13, 2014 and, correspondingly, to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the closing date of the 2013 Rights Offering and January 15, 2014.

2013 Rights Offering

The Corporation and RTIH agreed to the key terms of the 2013 Rights Offering in the 2013 MoA. These terms included: (i) the issuance of rights sufficient to generate gross proceeds, which, after the payment therefrom of the fee in consideration for the 2013 Standby Commitment and any other fees, costs or expenses incurred by Turquoise Hill in connection with the 2013 Rights Offering, the amount required to fund the payment or repayment on the closing date of the 2013 Rights Offering of all amounts then outstanding under the Interim Funding Facility and the New Bridge Facility, plus such additional amount agreed to between the Corporation and RTIH, each acting reasonably; (ii) the price payable for each Common Share upon exercise of a right; (iii) the agreement by RTIH to exercise its basic subscription privilege in full and to provide the 2013 Standby Commitment, subject to certain terms, conditions and limitations set out in the 2013 MoA; (iv) the payment of a fee by the Corporation to RTIH as consideration for RTIH providing the 2013 Standby Commitment; and (v) the offering of an additional subscription privilege to holders of rights that have exercised their basic subscription privilege in full.

The 2013 Rights Offering expired on January 7, 2014 and closed on January 13, 2014, resulting in the Corporation issuing an aggregate of 1,006,116,602 Common Shares in satisfaction of the rights exercised. As the 2013 Rights Offering was fully subscribed,4 RTIH was not required to purchase any additional Common Shares under the 2013 Standby Commitment. For certain other effects of the 2013 Rights Offering, see “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA – Series D Warrants”, “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA – Anti-Dilution Series D Warrants” and “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA – Anti-Dilution Subscription Right”.

Agreements with the Government of Mongolia

Investment Agreement

The parties to the Investment Agreement are the Corporation, its 66% owned subsidiary Oyu Tolgoi LLC, RTIH, and the Government of Mongolia. The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the Oyu Tolgoi Mine, protection of the parties’ investment in the Oyu Tolgoi Mine, the term of the parties’ investment in the Oyu Tolgoi Mine, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.

Effective Date

The Investment Agreement became effective as of March 31, 2010 (the “Effective Date”), following the satisfaction of all conditions precedent to its effectiveness. These conditions included the completion of a number of corporate transactions intended to establish an efficient foundation for the operation of the Oyu Tolgoi Mine and the respective interests of the parties, such as the restructuring of Oyu Tolgoi LLC and the conversion of certain exploration licences to mining licences.

Term

The Investment Agreement has an initial term of 30 years from the Effective Date (the “Initial Term”). Oyu Tolgoi LLC has the right, exercisable by notice given not less than 12 months prior to the expiry of the Initial Term and subject to the fulfillment of certain conditions, to extend the Initial Term of the Investment Agreement for an additional term of 20 years (the “Renewal Term”).

In order to exercise its right to obtain the Renewal Term, Oyu Tolgoi LLC must have performed the following obligations during the Initial Term:

•	demonstrated that the Oyu Tolgoi Mine has been operated to industry best practice in terms of national and community benefits, environment and health and safety practices;

•	made capital expenditures in respect of the Oyu Tolgoi Mine of at least $9 billion;

•	complied in all material respects with its obligations to pay taxes under the laws of Mongolia, as stabilized under the terms of the Investment Agreement;

4 Approximately 99.3% of the 2013 Rights Offering rights were exercised in the first instance pursuant to a basic subscription privilege with the remainder taken up via an additional subscription privilege.

•

commenced commercial production at the Oyu Tolgoi Mine within five years of the “Financing Completion Date”, being the earlier of (i) the date on which Oyu Tolgoi LLC has obtained access to Oyu Tolgoi Project Financing sufficient to fully construct the Oyu Tolgoi Mine in accordance with the feasibility study submitted to the Government of Mongolia or (ii) two years after the Effective Date. In March 2012, Oyu Tolgoi LLC notified the Government of Mongolia that the Financing Completion Date occurred on March 31, 2012, given Oyu Tolgoi Project Financing had not been obtained as of that date;

•

if, as part of the development of the Oyu Tolgoi Mine, Oyu Tolgoi LLC has constructed, or is constructing, a copper smelter, Oyu Tolgoi LLC must have constructed or be constructing such smelter in Mongolia;

•

if the development and operation of the Oyu Tolgoi Mine has caused any unanticipated and irreversible ecological damage to natural resources in Mongolia, Oyu Tolgoi LLC must have paid compensation based on the value of any such permanently damaged natural resources in accordance with the applicable laws of Mongolia; and

•

within four years after having commenced commercial production at the Oyu Tolgoi Mine, which occurred in September 2013, secured the total power requirements for the Oyu Tolgoi Mine from sources within the territory of Mongolia.

Investment Protection

The Investment Agreement confirms Oyu Tolgoi LLC’s rights to market, sell and export mineral products from the Oyu Tolgoi Mine at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies. It also conveys legal protection on capital, property and assets of OTC LLC and its affiliates, and the requirement that any expropriation action must be in accordance with due process of law on a non-discriminatory basis and with the condition of full compensation by the Government of Mongolia to the affected party.

Taxes, Royalties and Fees

Throughout the Initial Term and the Renewal Term, if any, all taxes payable by Oyu Tolgoi LLC will remain stabilized. The annual corporate income tax rate will be stabilized at 10% on all sums earned up to three billion togrogs (approximately $2.1 million). All taxable income earned in excess of three billion togrogs will be taxed at the rate of 25%. In addition to corporate income tax, the following taxes have been stabilized: customs duties; value-added tax; excise tax (except on gasoline and diesel fuel purchases); royalties (at 5% of the sales value of all mineral products mined from the Oyu Tolgoi Mine); mineral exploration and mining licence payments (at $15 per ha); and immovable property tax and/or real estate tax.

The previously existing windfall profits tax was eliminated with effect as of January 1, 2011. Taxation on dividends and other forms of income have also been stabilized at zero percent. Non-stabilized taxes shall apply to Oyu Tolgoi LLC on a non-discriminatory basis.

Project Financing

Under the Shareholders’ Agreement (discussed further below), the shareholders of Oyu Tolgoi LLC have agreed to use their commercially reasonable endeavours to use project financing as a priority funding mechanism (if beneficial and appropriate from an overall project perspective) and to assist Oyu Tolgoi LLC to obtain Oyu Tolgoi Project Financing as soon as practicable.

Commercial Production

Commencement of commercial production is defined as being the first day of the month following the month in which regular shipments to customers first occurs after achievement of 70% of planned concentrator throughput based on design capacity at that stage of construction for the Oyu Tolgoi Mine, for a continuous period of 30 days. Commencement of commercial production at the Oyu Tolgoi Mine was achieved September 2013.

Infrastructure

All roads, pipelines and other transportation infrastructure funded or constructed by Oyu Tolgoi LLC or its affiliates in connection with implementation of the Oyu Tolgoi Mine are required to be constructed to a standard necessary to meet the specific requirements of the Oyu Tolgoi Mine only. Oyu Tolgoi LLC may provide the public, the Government of Mongolia and third parties with access to certain infrastructure and/or services, provided such access does not interfere with the operation of the Oyu Tolgoi Mine. In addition, Oyu Tolgoi LLC may recover costs by way of payments or collection of tolls from those persons or entities using such infrastructure and/or services.

Oyu Tolgoi LLC is permitted to construct a road between the Oyu Tolgoi Mine site and the Gashuun Sukhait border crossing with China. Oyu Tolgoi LLC may deduct the road construction expenses from its annual taxable income. The Government of Mongolia is responsible for the maintenance of the road and the collection of road use fees from any third party users. Oyu Tolgoi LLC and its contractors/sub-contractors are exempt from any such road user fees.

Oyu Tolgoi LLC has the right to access, and to use, self-discovered water resources for any purpose connected with the Oyu Tolgoi Mine during the life of the Oyu Tolgoi Mine, including construction, commission, operation and rehabilitation of the Oyu Tolgoi Mine. Oyu Tolgoi LLC is required to pay fees for its water use but such fees must be no less favourable than those payable from time to time by other domestic and international users, must take into account the quantity and quality of the water removed and consumed, and are treated as a deductible expense from Oyu Tolgoi LLC’s taxable income.

Smelter

Oyu Tolgoi LLC shall, within three years after commencing commercial production from the Oyu Tolgoi Mine, if requested by the Government of Mongolia, prepare a research report on the economic viability of constructing and operating a copper smelter in Mongolia to process the mineral concentrate derived from the Oyu Tolgoi Mine. Oyu Tolgoi LLC will in priority supply copper concentrate to any third party operated smelter in Mongolia that the Government has a whole or partial ownership interest in on agreed commercial terms based on international standards and prices, provided that the smelter meets the required technical specifications and any smelter owned or operated by Oyu Tolgoi LLC in Mongolia will have first priority of supply. If Oyu Tolgoi LLC owns and operates a smelter in Mongolia, Oyu Tolgoi LLC has agreed to offer all gold bullion produced at such smelter to the Mongol Bank, subject to reasonable commercial terms and prevailing international prices.

Power Supply

During the construction period of the Oyu Tolgoi Mine and until the four year anniversary after the Oyu Tolgoi Mine attains commercial production, Oyu Tolgoi LLC has the right to import electric power from sources outside Mongolia, including China. Within four years after having commenced commercial production, Oyu Tolgoi LLC is required to secure all of its power requirements for the Oyu Tolgoi Mine from a domestic Mongolian source.

In November 2012, Oyu Tolgoi LLC and Inner Mongolia Power International Cooperation Co., Ltd. and the National Electricity Transmission Grid Company entered into the Power Purchase Agreement for the supply of power to the Oyu Tolgoi Mine from electric power facilities in China.

Local Communities

Oyu Tolgoi LLC will conduct, implement, and update, from time to time, socio-economic impact assessments, socio-economic risk analyses, multi-year community plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practices. Oyu Tolgoi LLC will also conduct community development and education programs.

Oyu Tolgoi LLC will prioritize the training, recruiting and employment of citizens from local communities for the Oyu Tolgoi Mine, giving specific preference to the citizens of Umnugovi Aimag. Once the Oyu Tolgoi Mine attains commercial production, 90% of the Oyu Tolgoi Mine workforce must be Mongolian nationals. Oyu Tolgoi LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years after achieving commercial production, and increasing to 70% after ten years of achieving commercial production. Oyu Tolgoi LLC must use its best efforts to ensure that not less than 60% of its contractors’ employees are Mongolian nationals for construction work and 75% of its contractors’ employees are Mongolian nationals for mining and mining related work.

Environment

The Investment Agreement also includes environmental protection provisions, in accordance with which Oyu Tolgoi LLC will implement an environmental protection plan and provide to the Government of Mongolia an independent report on progress every three years. In 2012, the Corporation completed the ESIA and shortly thereafter such plan was submitted to the Government of Mongolia.

Disputes

Any dispute that is not resolved through negotiation will be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law in force at the time of the dispute.

Shareholders’ Agreement

Concurrent with the execution of the Investment Agreement, Oyu Tolgoi LLC and the OT Shareholder Holdcos entered into the Shareholders’ Agreement with Erdenes. Erdenes MGL LLC transferred its shares in Oyu Tolgoi LLC and its rights and obligations under the Shareholders’ Agreement to its subsidiary, Erdenes OT LLC. The Shareholders’ Agreement contemplates the basis upon which the Government of Mongolia, through Erdenes, acquired an initial 34% equity interest in the Oyu Tolgoi Mine through a shareholding in Oyu Tolgoi LLC and provides for the respective rights and obligations of the parties as shareholders of Oyu Tolgoi LLC.

On June 8, 2011, the parties to the Shareholders’ Agreement amended the interest payable terms under such agreement. Specifically, the interest rate to be applied to Existing Shareholder Loans, Shareholder Debt and Government Debt (each as defined and discussed further below) on and from January 31, 2011 was reduced to LIBOR plus 6.5%, down from the previous rate of 9.9%, adjusted for the U.S. Consumer Price Index. The interest rate adjustment was made taking into consideration the global interest rates that prevailed in 2009 following the global economic crisis.

Ownership of Oyu Tolgoi LLC

Under the terms of the Shareholders’ Agreement, within 21 business days after the Effective Date, Oyu Tolgoi LLC issued to Erdenes that number of common shares of Oyu Tolgoi LLC (“OT Shares”) that, upon issuance, represented 34% of the then issued and outstanding OT Shares. If Oyu Tolgoi LLC exercises its right under the Investment Agreement to obtain the Renewal Term, Erdenes shall have the option to acquire additional OT Shares on terms to be agreed upon between Erdenes and the OT Shareholder Holdcos, to increase its shareholding in Oyu Tolgoi LLC to 50%. Erdenes’ shareholding of Oyu Tolgoi LLC may not be diluted by the issuance of new OT Shares without its consent.

Management of Oyu Tolgoi Mine

Oyu Tolgoi LLC’s board of directors must appoint a management team for the Oyu Tolgoi Mine as nominated by the OT Shareholder Holdcos to provide management services to Oyu Tolgoi LLC. The management team engaged by Oyu Tolgoi LLC is responsible for providing management services to Oyu Tolgoi LLC for the Oyu Tolgoi Mine and is required to report to Oyu Tolgoi LLC’s board of directors on a quarterly basis.

For more information on the management of the Oyu Tolgoi Mine, see “General Development of the Business – Agreements with the Rio Tinto Group – HoA – Governance Arrangements”.

Management Services Payment

A management services payment is payable to the Corporation engaged as the management team in the amount of 3% of the Oyu Tolgoi Mine’s operating and capital costs incurred prior to the commencement of commercial production and 6% thereafter. The management team can direct Oyu Tolgoi LLC to pay part or all of this management services payment to the Corporation, RTIH or their respective affiliates. This management services payment is shared, as to 50%, by the Corporation and its affiliates and, as to 50%, by RTIH and its affiliates as agreed separately by the Corporation and RTIH.

Election of Directors

Appointment of directors as between the OT Shareholder Holdcos and Erdenes is divided pro rata based on their respective shareholdings. The OT Shareholder Holdcos have the right to nominate six directors and Erdenes has the right to nominate three directors. Under the HoA, the Corporation and RTIH have agreed that the six directors nominated by the OT Shareholder Holdcos will be comprised of three nominees from each of the Corporation and RTIH. See “General Development of the Business – Agreements with the Rio Tinto Group – HoA – Governance Arrangements”.

Existing Shareholder Loans and Cash Calls

All funds advanced to Oyu Tolgoi LLC prior to the Effective Date by the Corporation, RTIH or any of their respective affiliates in relation to the Oyu Tolgoi Mine (the quantum of which has been agreed to by Oyu Tolgoi LLC and the Government of Mongolia), including interest thereon (collectively, the “Existing Shareholder Loans”), are repayable prior to any dividends or distributions being made to the shareholders of Oyu Tolgoi LLC, as further discussed below.

Oyu Tolgoi LLC may request that the shareholders of Oyu Tolgoi LLC contribute funds (“Called Sums”) in proportion to their respective share ownership interests in Oyu Tolgoi LLC to meet the projected cash requirements of Oyu Tolgoi LLC under the Oyu Tolgoi Mine programs and budgets approved by Oyu Tolgoi LLC’s board of directors.

During the period commencing on the date Erdenes acquired its 34% interest in Oyu Tolgoi LLC and ending three years after the commencement of commercial production from the Oyu Tolgoi Mine (the “Funding Period”), the OT Shareholder Holdcos have agreed to fund all contributions of Called Sums, including those otherwise payable by Erdenes, unless Erdenes elects to contribute to any Called Sum. The OT Shareholder Holdcos will determine what method or methods of finance will apply in respect of those contributions, including by way of a combination of shareholder debt and/or common shares.

Where the OT Shareholder Holdcos cover Erdenes’ contribution to a Called Sum and funding is by way of common equity, shares are also issued to Erdenes to maintain its 34% shareholding. Such contributions on Erdenes’ behalf (“Government Debt”) are subject to interest as set out below. All dividends payable to Erdenes must be paid by Oyu Tolgoi LLC to the OT Shareholder Holdcos (or nominated Turquoise Hill Group or Rio Tinto Group companies) in repayment of the principal and interest outstanding on Government Debt, but otherwise the OT Shareholder Holdcos have no recourse to Erdenes. In addition, Erdenes may elect to repay outstanding Government Debt at any time.

After the Funding Period, Erdenes has the option of contributing to any required funding, but is not obligated to do so. Regardless of whether or not Erdenes contributes funding, its shareholding in Oyu Tolgoi LLC cannot be diluted. If Erdenes elects not to fund its proportionate share, the OT Shareholder Holdcos have the right to meet the full funding requirement in a similar manner as to the initial funding (but are not obligated to do so).

Each of the Government Debt, the Existing Shareholder Loans and shareholder debt provided after the Effective Date (“Shareholder Debt”) accrues interest at a rate of LIBOR plus 6.5% on and from January 31, 2011, down from the previous rate of 9.9%, adjusted for the US Consumer Price Index, which applied prior to that date.

Payment of Dividends

All principal and interest outstanding on Shareholder Debt, Government Debt and the Existing Shareholder Loans must be paid in full to the Corporation prior to the payment of any dividends to the shareholders of Oyu Tolgoi LLC. Subject to the foregoing, if Oyu Tolgoi LLC has profits available for distribution in respect of any completed financial year, Oyu Tolgoi LLC’s board of directors will declare that all of those profits must be distributed by way of cash dividends within three months after the end of that financial year, subject to the retention of reasonable and proper reserves for Oyu Tolgoi LLC’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).

Transfer of Shares of Oyu Tolgoi LLC to Third Parties

No shareholder of Oyu Tolgoi LLC may dispose of or transfer any of its shares to a third party without first offering such shares to the other shareholders of Oyu Tolgoi LLC on equivalent commercial terms as those offered by the relevant third party.

T-Bill Purchase Agreement and Prepayment Agreement

Concurrent with the execution of the Investment Agreement, Oyu Tolgoi LLC also entered into the T-Bill Purchase Agreement with the Government of Mongolia pursuant to which Oyu Tolgoi LLC agreed to purchase from the Government, in instalments, three discounted treasury bills (the “T-Bills”) with an aggregate face value of $287.5 million for an aggregate purchase price of $250 million.

Originally, the T-Bills were to be purchased in three separate instalments, with each purchase triggered by the attainment of a defined milestone. The initial T-Bill (“First T-Bill”), with a face value of $115 million, was purchased in October 2009 for $100 million.

Rather than purchase the second and third T-Bills, the Government of Mongolia proposed, and Oyu Tolgoi LLC agreed, that the purchase price otherwise payable for the second T-Bill ($50 million) and third T-Bill ($100 million) could be made as prepaid tax instalments. The Government of Mongolia and Oyu Tolgoi LLC entered into a Prepayment Agreement in June 2011 pursuant to which Oyu Tolgoi LLC made these two tax prepayments in April 2011 and June 2012, respectively. The prepayments accrue interest at an after tax rate of 1.59% and may be applied by Oyu Tolgoi LLC to offset any of its tax liabilities that have accrued on and after January 1, 2012. To the extent not fully offset, the outstanding amount of the prepayments (including interest) will become immediately repayable to Oyu Tolgoi LLC on the fifth anniversary of the date of payment, subject to accelerated maturity on a material breach of the Investment Agreement or upon termination of the Investment Agreement.

In November 2012, Oyu Tolgoi LLC agreed to assign its rights and obligations under the T-Bill Purchase Agreement and the First T-Bill to the Corporation in consideration for the Corporation restricting a non- interest bearing loan between the Corporation and Oyu Tolgoi LLC in the outstanding amount of the First T-Bill.

The principal amount of the First T-Bill ($115 million) will become immediately repayable to the Corporation in October 2014, on the fifth anniversary of its issuance, subject to accelerated maturity on a material breach of the Investment Agreement by the Government of Mongolia or upon termination of the Investment Agreement. If the First T-Bill is not repaid by the due date, the Corporation may elect, at its discretion, to put the First T-Bill back to Oyu Tolgoi LLC and reassign the T-Bill Purchase Agreement to Oyu Tolgoi LLC in which case Oyu Tolgoi LLC will pay the then outstanding balance of the First T-Bill (including accrued interest) to the Corporation.

Status of the Investment Agreement

In September 2011, the Government of Mongolia first approached Turquoise Hill and RTIH in an attempt to renegotiate certain terms of the Investment Agreement that would have accelerated the Government’s right to increase its current 34% interest in the Oyu Tolgoi Mine to 50%. In response, Turquoise Hill and RTIH advised the Government of Mongolia that they were not willing to renegotiate the terms of the Investment Agreement. Following discussions between all three parties, it was agreed by all parties that there would not be a renegotiation of the Investment Agreement, and that the agreement in place would continue unamended.

In October 2012, the Government of Mongolia once again requested that the Investment Agreement be renegotiated. In its 2013 budget, the Government of Mongolia included revenue from the application of a progressive royalty scheme to Oyu Tolgoi. However, the Investment Agreement provides a stabilized royalty rate of 5% of the sales value of all mineral products mined from the Oyu Tolgoi Mine over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi. Any change to Oyu Tolgoi’s royalty rate would require the agreement of all parties to the Investment Agreement.

Restatement of 2012 Financial Statements

On November 14, 2013, the Corporation filed restated consolidated financial statements for the year ended December 31, 2012 as well as restated management’s discussion and analysis for such year, including comparative periods presented therein, to correct errors identified subsequent to the original issuance of the financial statements and management’s discussion and analysis for those periods, as more fully described below.

Correction of Errors related to SouthGobi Revenue Recognition

The Corporation determined that certain revenue transactions of SouthGobi were previously recognized in the Corporation’s consolidated financial statements prior to meeting relevant revenue recognition criteria. The restatement was due to a change in the determination of when revenue should have been recognized from its sales of coal previously recognized in the quarter ended December 31, 2010, the full year ended December 31, 2011 and the six months ended June 30, 2012. The affected transactions related to sales contracts which specified the location of title transfer as the customer’s stockpile, which is located in a yard within the Ovoot Tolgoi Mine’s mining licence area. During the affected periods, revenue for such sales was recognized upon delivery of coal to the customer’s stockpile. The restated consolidated financial statements reflect a correction in the point of revenue recognition from the delivery of coal to the customer’s stockpile to loading the coal onto the customer’s trucks at the time of collection.

Correction of Error related to Income Taxes on Inter-company Interest

During 2012, the Corporation identified and recorded $21.5 million of accrued withholding taxes on inter-company interest that arose in the years ended December 31, 2011 and 2010 but were not identified and recorded in those periods. In conjunction with the restatement described above, the Corporation made adjustments to reflect the withholding taxes in the proper periods.

Reclassification of Inova (formerly known as Ivanhoe Australia Limited) as Discontinued Operations

Pursuant to rules of the SEC, the Corporation reclassified the assets and liabilities of Inova as held for sale and the operations of Inova as discontinued operations in all periods presented upon the refiling and reissuance of its annual consolidated financial statements, following the classification of Inova as discontinued operations in the Corporation’s unaudited consolidated financial statements as at and for the three- and nine-month periods ended September 30, 2013.

The Corporation’s restated consolidated financial statements have not been updated for events after the issuance of the previously issued financial statements, except as discussed above.

Additional information regarding the purpose and consequences of the restatement are set forth in the Corporation’s restated consolidated financial statements for the year ended December 31, 2012 as well as restated management’s discussion and analysis for such year, copies of which have been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

RISK FACTORS

The Corporation is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a summary description of the material risks and uncertainties to which the Corporation is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section titled “Interpretation Information – Forward-Looking Information and Forward-Looking Statements” in this AIF. If any of such risks or risks not currently known to the Corporation actually occurs or materializes, the Corporation’s business, financial condition or results of operations could be adversely affected, even materially adversely affected.

Risks Related to the Business

The Corporation may be limited in its ability to enforce the Investment Agreement against Mongolia, a sovereign government.

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi Mine. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on the Corporation’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of an arbitration proceeding. If the terms of the Investment Agreement cannot be enforced effectively, the Corporation could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi Mine with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Corporation and its share price.

The Government of Mongolia holds a significant stake in the Oyu Tolgoi Mine.

Although the Shareholders’ Agreement contemplates that the Corporation will maintain a controlling interest in the Oyu Tolgoi Mine, the Government of Mongolia also holds a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi Mine property. In addition, a portion of the Oyu Tolgoi Mine property is held subject to an agreement with Entrée Gold, a Canadian exploration stage resource company in which the Corporation directly holds a 9.4% interest and RTIH directly holds an 11.3% interest. Therefore, the Corporation will be subject to risks to which shareholders are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters (including Oyu Tolgoi LLC board and Mongolian governmental approvals in respect of the Oyu Tolgoi Project Financing) resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders.

The Corporation’s ability to carry on business in Mongolia is subject to legal and political risk.

Although the Corporation expects that the Investment Agreement will continue to bring significant stability and clarity to the legal, political and operating environment in which the Corporation will develop and operate the Oyu Tolgoi Mine, the Corporation is still subject to potential legal and political risks in Mongolia.

There can be no absolute assurance that the Corporation’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Corporation’s mining projects, including its ability to access power, transport and sell its products and access construction labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Corporation’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce (if enforceable at all), this risk applies to the Oyu Tolgoi Mine despite the provisions of the Investment Agreement respecting nationalization and expropriation. Similarly, other projects in Mongolia in which the Corporation holds a direct or indirect interest that are not covered by the Investment Agreement, such as the Ovoot Tolgoi Mine, may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income and other taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of the Oyu Tolgoi Mine are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Corporation holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Corporation’s rights and obligations. Mongolian institutions and bureaucracies responsible for administrating laws may lack the experience necessary to apply such laws in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. Accordingly, while the Corporation believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

There can be no assurance that the Corporation will be capable of raising the additional funding that it needs to continue development of the Oyu Tolgoi Mine. In particular, but without limiting the scope of the foregoing statement, there can be no assurance that Oyu Tolgoi Project Financing will be available or that the corporate, governmental and other approvals required for its implementation will be obtained.

Development of the open pit mine at the Oyu Tolgoi Mine has been completed and shipments of concentrate to customers has commenced. However, further development of the Oyu Tolgoi Mine depends upon the Corporation’s ability to obtain a reliable source of funding. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect the Corporation’s ability to secure project financing. Even if macroeconomic factors are conducive to securing project financing, there can be no assurance that final agreement with the project lenders will be reached on terms reasonably satisfactory to the Corporation and RTIH or that the Corporation or RTIH will continue to pursue project financing for the Oyu Tolgoi Mine. In addition, the Corporation operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.

Key issues relating to the Oyu Tolgoi Mine remain unresolved, including the sharing of economic value from the project, clarification of initial development and construction costs, access to water, and the timing, completion and Oyu Tolgoi LLC shareholder approval of the feasibility study for the expansion of operations. Some uncertainty remains regarding the approvals process and timing required to resolve the complex outstanding issues to enable completion of the proposed project financing package. As a result, there can be no assurance that these matters will be resolved in a manner that is satisfactory to the Corporation or RTIH and that Oyu Tolgoi Project Financing will be available within a reasonable time frame to permit development of the underground mine within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi Project Financing will be obtained or that, even if all such required approvals are obtained, Oyu Tolgoi Project Financing will be available on the currently proposed terms or at all.

To the extent the Corporation and RTIH determine to proceed with development of the underground mine without having secured adequate project debt financing, the Corporation could seek to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the Continuing Covenants forming part of the 2013 MoA, the Corporation is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Corporation may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the Continuing Covenants are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities.

Recent and future amendments to Mongolian laws could adversely affect the Corporation’s mining rights in the Oyu Tolgoi Mine or its other projects, or make it more difficult or expensive to develop such projects and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to Mongolia’s minerals laws in 2006 and the enactment of a windfall profits tax that same year (that has since been repealed) as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to the Corporation’s interests or that impair the Corporation’s ability to develop and operate the Oyu Tolgoi Mine or other projects on the basis presently contemplated, which may have a material adverse impact on the Corporation and its share price.

The Investment Agreement includes a number of future covenants that may be outside of the control of the Corporation to perform.

The Investment Agreement commits the Corporation to perform many obligations in respect of the development and operation of the Oyu Tolgoi Mine. While performance of many of these obligations is within the effective control of the Corporation, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Corporation. For example:

•

Mongolian nationals must represent at least 90% of the Oyu Tolgoi Mine workforce now that commercial production has been attained, and 50% of the Oyu Tolgoi Mine’s engineers must be Mongolian nationals within five years, increasing to 70% after ten years. Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Corporation’s control. Currently, approximately 92% of Oyu Tolgoi LLC’s employees are Mongolian nationals.

•

Oyu Tolgoi LLC is obligated to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.

•

Although Oyu Tolgoi LLC has reached commercial production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required commercial production levels.

•

Oyu Tolgoi LLC is obligated to use Mongolian services, transportation and freight facilities on a priority basis to the extent such services and materials are available on a competitive time, cost, quantity and quality basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement from 30 years to 50 years and then to 70 years is subject to a number of conditions, including the Corporation having demonstrated that the Oyu Tolgoi Mine has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Corporation and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Corporation’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Corporation and its share price.

RTIH, as the holder of a majority of the Common Shares and as manager of the Oyu Tolgoi Mine, has the ability to exert a significant degree of control over the Corporation, Oyu Tolgoi LLC and the Oyu Tolgoi Mine.

RTIH, together with its affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to the agreed limitations in the HoA and the 2012 MoA. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Corporation’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the HoA, RTIH was appointed as manager of the Oyu Tolgoi Mine which provides RTIH with responsibility for the management of the Oyu Tolgoi Mine. Pursuant to the 2012 MoA, the Corporation’s current Chief Executive Officer and Chief Financial Officer were nominated by RTIH. Such persons, together with the rest of the Corporation’s senior management team, are employed by affiliates of RTIH and are seconded to the Corporation.

RTIH is also able to exert a significant degree of control over the management, development and operation of the Oyu Tolgoi Mine through a series of governance mechanisms established under the Private Placement Agreement and the HoA. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Corporation in respect of certain special matters.

The interests of RTIH and the interests of the Corporation’s other shareholders are not necessarily aligned in all respects and there can be no assurance that RTIH will exercise its rights as the Corporation’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA, the 2012 MoA and the 2013 MoA in a manner that is consistent with the best interests of either the Corporation or the Corporation’s other shareholders.

The actual cost of developing the Oyu Tolgoi Mine may differ materially from the Corporation’s estimates and involve unexpected problems or delays.

The Corporation’s estimates regarding the cost of development and operation of the Oyu Tolgoi Mine are estimates only and are based on many assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi Mine underground mine may increase, which may have a material adverse impact on the Corporation, its results of operations, financial condition and share price.

There are also a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi Mine. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi Mine, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Mine.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in the commencement or expansion of mineral production. In particular, funding and development of the Oyu Tolgoi Mine underground mine has been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact the Corporation’s business.

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Corporation’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Corporation is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition, which may have a material adverse impact on the Corporation and its share price.

The Corporation is exposed to risks of changing political stability and government regulation in the countries in which it operates.

The Corporation holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Corporation and may adversely affect its business. The Corporation’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Although the issues with Chinese customs relating to the collection of shipments of concentrate have been resolved, future disputes or issues with customs officials affecting the shipment of the Corporation’s products and the ability of its customers to collect such products may arise and could have an adverse effect on the Corporation’s ability to collect and/or recognize revenue. The Corporation’s operations may also be affected to varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where the Corporation is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of certain of the countries in which the Corporation operates also have the potential to be applied in an inconsistent manner due to the substantial administrative discretion granted to the responsible government official. As such, even the Corporation’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on the Corporation and its share price.

The disclosed resource and reserve estimates for the Corporation’s projects are estimates only and are subject to change based on a variety of factors, some of which are beyond the Corporation’s control. The Corporation’s actual production, revenues and capital expenditures may differ materially from these estimates.

The disclosed estimates of reserves and resources in this AIF, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomical and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves and resources. Should such reductions occur, material write-downs of the Corporation’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in Proven mineral reserves and Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The financial modeling for the Oyu Tolgoi Mine is based on projected future metal prices. The prices used reflected organizational consensus pricing views and opinions and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in this AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Corporation and its share price.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from the Oyu Tolgoi Mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of the Oyu Tolgoi Mine depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Corporation’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

The aggregate effect of these factors on metal prices is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Corporation’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Corporation’s mining, development and exploration activities. The Corporation would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Corporation’s reserves and resources. These factors could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Corporation and its share price.

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

Year	Copper			Gold			Silver
	High	Low	Average	High	Low	Average	High	Low	Average
2009	$3.33	$1.38	$2.34	$1,213	$ 810	$ 972	$19.18	$10.51	$14.67
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225	$30.70	$15.14	$20.19
2011	$4.62	$3.05	$4.00	$1,895	$1,319	$1,572	$48.70	$26.16	$35.12
2012	$3.93	$3.29	$3.61	$1,792	$1,540	$1,669	$37.23	$26.67	$31.15
2013	$3.77	$3.04	$3.34	$1,694	$1,192	$1,411	$32.23	$18.61	$23.79

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

In June 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain defined land areas for “special needs” in proximity to the Oyu Tolgoi Mine. These special needs areas are to be used for infrastructure facilities for the development of the Oyu Tolgoi Mine, if required. Most of the land areas designated for special needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. It is not entirely clear at this time what areas of land covered by Resolution No. 175 may be required for the purposes of infrastructure for the Oyu Tolgoi Mine and, if required, what level of impact that may have, if any, on third parties holding mineral exploration and mining licences over such areas. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of the affected third parties and is seeking to complete consensual arrangements with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by the application of Resolution No. 175, compensation to such third parties will be payable under Mongolian legislation as indicated by Resolution No. 175.

It has not been formally confirmed by the Government of Mongolia that any consensual arrangements Oyu Tolgoi LLC enters into with affected third parties will make the application of Resolution No. 175 to those affected third parties unnecessary or of no adverse effect. It is not clear at this time whether the Government of Mongolia will alone assume the obligation to pay such compensation to third parties, or whether it will require Oyu Tolgoi LLC to pay all or a portion of such compensation.

The Corporation is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Corporation.

All phases of the Corporation’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, the Oyu Tolgoi Mine is subject to a requirement to meet environmental protection obligations. The Corporation must complete an Environmental Protection Plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties in which the Corporation holds interests which are presently unknown to the Corporation and which have been caused by previous or existing third party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material adverse impact on the Corporation and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Corporation and its share price.

Previous mining operations may have caused environmental damage at current and former mining projects of the Corporation, and if the Corporation cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective.

The Corporation has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former mining projects, including at the Kyzyl Gold Project in Kazakhstan and the Cloncurry Tenements in Australia. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Corporation’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Corporation and its share price.

The Corporation’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Corporation conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The ability of the Corporation’s subsidiaries to pay dividends or to make other distributions to the Corporation is also subject to their having sufficient funds to do so. The Corporation notes that its cash and cash equivalents at December 31, 2013 includes SouthGobi’s balance of US$21.8 million, which amount is not available for the Corporation’s use. If its subsidiaries are unable to pay dividends or to make other distributions, the Corporation’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Corporation may lose all or a portion of its investment in that subsidiary. The Corporation expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Corporation and its share price.

The Government of Mongolia T-Bill may remain illiquid beyond the stated maturity date.

On October 20, 2009, as an adjunct to the Investment Agreement, Oyu Tolgoi LLC purchased a T-bill from the Government of Mongolia, with a face-value of US$115 million, for US$100 million. The T-Bill was assigned to the Corporation by Oyu Tolgoi LLC in November 2012. The T-Bill will mature on October 20, 2014. For more information on the T-Bill see “General Development of the Business – Agreements with the Government of Mongolia – T-Bill Purchase Agreement and Prepayment Agreement”. Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies. There is no assurance that the Corporation will be able to readily convert the T-Bill into cash upon the stated maturity date, and the inability to do so could have a material adverse impact on the Corporation’s cash position, which may have a material adverse impact on the Corporation and its share price.

The Corporation is subject to anti-corruption legislation.

The Corporation is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits the Corporation or any officer, director, employee or agent of the Corporation or any shareholder of the Corporation acting on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Corporation’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. The Corporation strictly prohibits these practices by its employees and agents. However, the Corporation’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants or agents may engage in conduct for which the Corporation might be held responsible. Any failure by the Corporation to adopt appropriate compliance procedures and ensure that its employees and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Corporation and its share price.

SouthGobi is subject to continuing governmental, regulatory and internal investigations, the outcome of which is unclear at this time but could have a material adverse effect on SouthGobi and the Corporation.

The investigations referred to in “Description of the Business – SouthGobi Resources Ltd. – Governmental, Regulatory and Internal Investigations” could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi, its affiliates or its current or former employees. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi and the Corporation.

There can be no assurance that the interests held by the Corporation in its exploration, development and mining properties are free from defects or that material contractual arrangements between the Corporation and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Corporation has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Corporation. There can also be no assurance that the Corporation’s rights will not be challenged or impugned by third parties. The Corporation has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Corporation or at all, which may have a material adverse impact on the Corporation and its share price.

The Corporation is currently engaged in an SEC comment letter process relating to revenue recognition accounting treatment regarding certain sales of coal by its majority-owned subsidiary, SouthGobi, which process could result in a requirement to file future supplements to or further restatements of the Corporation’s financial disclosure.

The Corporation has received comment letters from the staff (the “Staff”) of the SEC relating to the Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC on March 25, 2013. The Staff’s comments addressed accounting and disclosure matters primarily related to revenue recognition accounting under U.S. GAAP in respect of certain sales of coal by the Corporation’s majority-owned subsidiary, SouthGobi. The Corporation has concluded that the restatement of its consolidated financial statements as described under “General Development of the Business – Restatement of 2012 Financial Statements” appropriately addresses the timing of revenue recognition for these transactions. However, as of the date of this AIF, the Staff’s comments remain unresolved, and until these comments are resolved, the Corporation cannot predict whether the Staff will require it to supplement its disclosures or further restate or make other changes to its historical consolidated financial statements, including with respect to the financial information contained in the Corporation’s previously filed annual and quarterly reports. If the Corporation is required to supplement its disclosures or further restate its previously reported financial statements in any way, it could have a material adverse effect on the Corporation’s results of operations and on the value or trading price of its Common Shares.

The Corporation does not expect to pay dividends for the foreseeable future.

The Corporation has not paid any dividends on its Common Shares to date and it does not intend to declare or pay dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi Mine and its business generally. Therefore, investors will not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Corporation cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase Common Shares.

There is no assurance that the Corporation will be capable of consistently producing positive cash flows.

While commercial production from the open pit at the Oyu Tolgoi Mine has commenced and concentrate has been shipped to customers in China, which is expected to generate working capital in 2014, there is no assurance that the Corporation will be capable of producing positive cash flow on a consistent basis or for a sustained period of time or arranging a sufficient amount of capital, whether through project debt financing or otherwise, to fund the development of the underground mine, which may have a material adverse impact on the value of the Oyu Tolgoi Mine and, consequently, on the Corporation and its share price.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Corporation’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Corporation.

The Corporation cannot insure against all of the risks associated with mining.

Exploration, development and production operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Corporation’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against political or environmental risks, which may have a material adverse impact on the Corporation and its share price.

The loss of, or a substantial decline in sales to, a top customer could have a material adverse effect on the Corporation’s revenues and profitability.

A reduction or delay in orders from leading customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect upon the Corporation’s results of operations. Customers that accounted for significant revenue in fiscal 2013 may not generate similar levels of or any revenue in 2014 or in any future period. The failure to obtain new significant customers or additional orders from existing customers may materially affect the Corporation’s operating results. The Corporation anticipates that its dependence on a limited number of customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Corporation in the future or will experience financial or other difficulties.

The Corporation faces risks associated with enforcement of its contractual rights.

The Corporation has customer contracts with certain Chinese companies. Enforcement of existing and future laws and contracts in China is subject to uncertainty, and the implementation and interpretation of them may be inconsistent. The promulgation of new laws and changes to existing laws may adversely affect foreign companies with operations in China or contracts with Chinese counterparties, such as the Corporation’s. These uncertainties could limit the legal protections available to the Corporation. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. The Corporation’s inability to enforce its contractual rights could have a material adverse effect on its business and profitability.

The Corporation’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Corporation’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Corporation believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, to the extent the Corporation’s business activity grows and it commences development of the Oyu Tolgoi Mine’s underground mine, it will require additional key financial, operational, mining and management personnel, as well as additional staff on the operations side. The Corporation is also dependent on the Rio Tinto Group for the secondment of skilled labour at the Oyu Tolgoi Mine, particularly in the construction and early development phases. Although the Corporation believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees from the Rio Tinto Group, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, the Corporation is obligated to hire a specific number of Mongolian nationals as the Oyu Tolgoi Mine continues in commercial production. Among other obligations, the Corporation must use its best endeavours to ensure that within five years of the Oyu Tolgoi Mine attaining commercial production, at least 50%, and within 10 years of the Oyu Tolgoi Mine attaining commercial production, at least 70% of the engineers employed at the Oyu Tolgoi Mine are Mongolian nationals (and failure to meet these levels will result in financial penalties).

Certain directors of the Corporation are directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with the Corporation.

Certain of the directors of the Corporation are directors, officers or employees of, or have shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in another resource Corporation, such directors and officers may have conflicts of interest, such as where such other companies may also compete with the Corporation for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the Corporation and will generally abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the YBCA, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Corporation, the degree of risk to which the Corporation may be exposed and its financial position at that time.

Capital markets are volatile, and capital may not at all times be available on terms acceptable to the Corporation or at all.

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Corporation and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Corporation cannot assure you that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Corporation’s business, operating results, and financial condition.

If the Corporation is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Corporation’s access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for the Corporation to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Corporation or at all, which may have a material adverse impact on the Corporation and its share price.

The Corporation may be a passive foreign investment corporation (PFIC), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares.

Based on the scope of its past, current and projected operations, the Corporation believes that it may have been a PFIC for the 2013 tax year and that it may remain a PFIC (or become one if it was not) in the future. However, the determination of the Corporation’s PFIC status for any year is very fact-specific, and is dependent on continued active operations either by SouthGobi or through other projects, the value of the Corporation’s resources and reserves, legal and political risks, and other factors beyond the Corporation’s control. Accordingly, there can be no assurance in this regard. If the Corporation is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Corporation and its share price. For the purposes hereof, “United States Holder” means any beneficial owner of a Common Share that is (i) an individual citizen or resident alien of the United States as determined for United States federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; and (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

The Corporation may from time to time hold substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent the Corporation from obtaining timely access to such funds or result in the loss of such funds.

The Corporation may from time to time hold substantial funds in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as the Corporation may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Corporation from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

The Corporation’s business could be materially and adversely affected by current, and potential future litigation proceedings.

The Corporation has recently received notice of two putative class action complaints filed in the U.S., which it must now defend against. See “General Development of the Business – Three Year History – 2013”. Additionally, the Corporation could be subject to other legal claims or proceedings related to securities or other matters in the future. The Corporation may be required to defend against any future claims that are asserted against it, or may deem it necessary or advisable to initiate a legal proceeding to protect its rights. The expense and distraction of the current legal proceedings in the putative class actions or any future claim or proceeding, whether or not resolved in the Corporation’s favour, could materially and adversely affect its business, operating results, and financial condition. Further, if a claim or proceeding were resolved against the Corporation or if it were to settle any such dispute, including the claims relating to the two putative class action complaints, the Corporation may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Corporation’s business, operating results, and financial condition.

DESCRIPTION OF THE BUSINESS

Overview

The Oyu Tolgoi Mine has been identified as a mineral project on a property that is material to Turquoise Hill. The Ovoot Tolgoi Coal Project in Mongolia is not presently regarded as material to Turquoise Hill.

Qualified Persons

Disclosure of a scientific or technical nature in this AIF in respect of the Oyu Tolgoi mine was prepared under the supervision of Kendall Cole-Rae, B.Sc (Geology), an employee of RTIH, a registered member of the Society for Mining, Metallurgy and Exploration (SME #4138633), and a “qualified person” as that term is defined in NI 43-101.

The 2013 Oyu Tolgoi Technical Report is the current Technical Report for the Oyu Tolgoi Mine and related projects. Disclosure of a scientific or technical nature in this AIF in respect of the 2013 Oyu Tolgoi Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin Pty Ltd. (“OreWin”), formerly of AMC Consultants Pty Ltd. (“AMC”), who was responsible for the overall preparation of the report and the mineral reserves estimate of the report, as well as the preparation of the geotechnical sections and the sections related to and including processing, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin, also formerly of AMC, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

Oyu Tolgoi Mine

The information in this section is based on the 2013 Oyu Tolgoi Technical Report, in accordance with the requirements of NI 43-101. The following is a summary only and all references to the 2013 Oyu Tolgoi Technical Report are qualified in their entirety with reference to the 2013 Oyu Tolgoi Technical Report, a copy of which was filed with the Canadian Securities Authorities on March 25, 2013 and is available on SEDAR at www.sedar.com.

Summary of Project Development

The Oyu Tolgoi Mine is located in the Southern Gobi region of Mongolia and is being developed by Oyu Tolgoi LLC. The Oyu Tolgoi Mine consists of a series of deposits containing copper, gold, silver and molybdenum. The deposits lie in a structural mineralized corridor that is over 26km long. The deposits stretch over 12km, from Hugo North in the north through the adjacent Hugo South, down to the Southern Oyu Deposits and extending to the Heruga deposit in the south as shown in the illustration below.

Oyu Tolgoi Long Section

The collective deposits contain a currently identified resource of 45.8 billion pounds of contained copper and 24.8 million ounces of contained gold in the Measured and Indicated mineral resource categories and 54.4 billion pounds of contained copper and 36.9 million ounces of contained gold in the Inferred mineral resource category. The reasonable prospects analysis, undertaken in 2013, has identified a reduction in cut-off grade which is the predominant factor for the change in resource relative to reporting in previous years. The Oyu Tolgoi Trend (as defined below) is still open to the north and south and the deposits have not been closed off at depth.

Oyu Tolgoi LLC is 66% owned by the Corporation and 34% owned by Erdenes. The Rio Tinto Group owns approximately 50.8% of the Corporation and Erdenes is owned by the Government of Mongolia. RTIH is also the appointed manager of the Oyu Tolgoi Mine.

RTIH, as the manager of the Oyu Tolgoi Mine, uses its resources to continuously evaluate options for development plans and presents recommendations for investment and operational programs to the Oyu Tolgoi LLC board of directors as required. Approval of near-term investment plans and decisions on the long-term development plans for the Oyu Tolgoi Mine are a joint decision by all stakeholders.

Over time, there is expected to be multiple investment decisions made for the Oyu Tolgoi Mine and the Corporation is committed to fully evaluating each development option as and when it is required and ensuring that the commitments it makes represent the optimum use of capital to develop the Oyu Tolgoi Mine.

The initial investment decision was made in 2010 to construct the Southern Oyu open pit mine, a 100ktpd concentrator, and supporting infrastructure. These facilities achieved full commercial production in the third quarter of 2013.

The Oyu Tolgoi mine is initially being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000t of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013. By the end of the first quarter of 2013, construction of the Oyu Tolgoi open-pit mine and concentrator complex was complete, mine infrastructure was substantially complete and production had commenced.

During the first half of 2013 commissioning of the concentrator progressed and concentrate production ramped up. By the third quarter of 2013, the concentrator had consistently achieved throughput rates above 95% of capacity and by the end of 2013 was operating at just above design capacity. Throughput rate is a function of ore hardness, throughput rates for different ore types are defined in the 2013 Oyu Tolgoi Technical Report.

On September 1, 2013, Oyu Tolgoi achieved the Commencement of Production as defined in the Investment Agreement.

In conjunction with the surface activities, a 95ktpd underground block-cave mine is also being developed at Hugo North. Development of the underground block-cave mine was suspended on August 13, 2013.

Part of the initial investment decision included an ongoing investment into the development of the Hugo North underground mine. Lift 1 of the Hugo North block-cave is the most significant value driver for the Oyu Tolgoi Mine and studies for its further development are approaching an updated feasibility stage. The current investment decision for Oyu Tolgoi LLC is the continued development of the Hugo North underground mine in parallel with initial open pit operations as outlined in the underground feasibility study.

To support the continued underground development program, Oyu Tolgoi LLC in conjunction with RTIH and the Corporation, has been advancing Oyu Tolgoi Project Financing with a group of international banks. The Oyu Tolgoi Project Financing base case is the 100ktpd capacity of the initial concentrator fed by the Southern Oyu open pit mine initially which is gradually displaced by the more valuable Hugo North underground ore.

The Corporation believes that committing its focus on operations at 100ktpd and developing Hugo North Lift 1: (i) provides the best return to stakeholders with installed assets, (ii) is the most prudent use of scarce capital resources, and (iii) preserves all options for future expansion and development of the resources of the Oyu Tolgoi Mine. In addition, the Oyu Tolgoi Project Financing package that has been proposed for Oyu Tolgoi LLC includes the flexibility to expand the operation in the future. Further development of the underground mine has been delayed until certain outstanding matters with the Government of Mongolia can be resolved.

A further investment decision is expected to be required, in respect of whether to remain with the 100ktpd base case or expand the concentrator further to accommodate full production from both the Hugo Dummett underground mine and Southern Oyu open pit. Oyu Tolgoi LLC intends to continue studies aimed at evaluating all options available for resource development to ensure that the development plans are optimal for all stakeholders. The figure below shows a potential decision tree for any future expansion and development decisions.

Oyu Tolgoi Mine Development Options

The underground feasibility study has now advanced to a value engineering phase under the guidance of RTIH and will extend to incorporating RTIH’s strategic production planning. This next stage is intended to look at all possible development scenarios for the mine and not simply a single expansion scenario as has been the focus of past work. The Corporation will have the benefit of incorporating actual performance of the operating mine into the study before the next investment decision is made. As a result of this pending work and the incorporation of actual performance data, the capital and operating costs estimates are expected to change.

The project scope for the 2013 Oyu Tolgoi Technical Report and evaluation of mineral reserves matches that of the proposed Oyu Tolgoi Project Financing, a 100ktpd concentrator fed by the Hugo Dummett underground mine and the Southern Oyu open pit. A summary of the production and financial results for the reserve case presented in the 2013 Oyu Tolgoi Technical Report (the “2013 Reserve Case”) are shown in the table below.

2013 Oyu Tolgoi Technical Report Reserve Case Summary Production and Financial Results

Description	Units	2013 Reserve Case
Inventory		Mineral Reserve
Total Processed	t (Billions)	1.5
NSR	$/t	47.17
Cu Grade	%	0.89
Au Grade	g/t	0.34
Ag Grade	g/t	2.03
Copper Recoverable	lb (Billions)	26.5
Gold Recoverable	oz (Millions)	12.9
Silver Recoverable	oz (Millions)	83.0
Mine Life (of current reserve only)	years	43
Phase 1 Capital (99% complete)	US$ (Billions)	6.4
Phase 2 Capital	US$ (Billions)	5.1
NPV (8%) After Tax	US$ (Billions)	9.9
IRR After Tax	%	42.6
Payback Period	years	7.4

Notes:

1.

Metal prices used for calculating the Southern Oyu open pit NSR and the Hugo North underground NSR are as follows: copper at $2.81/lb; gold at $970/oz; and silver at $15.50/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

2.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
3.

For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

4.

For the underground block-cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which have been assigned a zero grade and are treated as dilution.

5.	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.
6.

EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée Gold. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

7.

The base case financial analysis has been prepared using the following current long-term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long-term average over five years.

8.	The mineral reserves reported above are not additive to the mineral resources.
9.	Measurements are in metric units and currency in U.S. dollars unless otherwise stated.

Project Description and Location

The Oyu Tolgoi Mine is approximately 550km south of Ulaanbaatar, Mongolia’s capital city, and 80km north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver, and molybdenum contained in a linear structural trend (the “Oyu Tolgoi Trend”) that extends over 26km, from the Javkhlant discovery in the south to the Ulaan Khud discovery in the north. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga deposit, the Southern Oyu Deposits and the Hugo Dummett Deposits.

The Oyu Tolgoi Mine is operated through Turquoise Hill’s 66% owned subsidiary, Oyu Tolgoi LLC. Oyu Tolgoi LLC, in turn, holds its rights to the Oyu Tolgoi Mine through mining licence 6709A (the “OT Licence”), comprising approximately 8,496 hectares of property. The Government of Mongolia granted the OT Licence to Oyu Tolgoi LLC in 2003 along with mining licences for three properties identified as mining licences 6708A, 6710A and 6711A. Mining licence 6711A (Ulaan Uul) was relinquished in 2008 due to its distance from the OT Licence (20km) and lack of mineralization. The OT Licence includes the right to explore, develop mining infrastructure and facilities and conduct mining operations on the Oyu Tolgoi Mine. When originally granted, the OT Licence had a term of 60 years, with an option to extend the licence for an additional term of up to 40 years. In 2006, the Mongolian parliament passed new mining legislation that changed the term of mining licences to 30 years with two 20 year extensions. It is unclear if this law will be applied retroactively to current licences; although, under the Investment Agreement, Oyu Tolgoi LLC and the Government of Mongolia agreed that the Investment Agreement would have an initial term of 30 years and be renewable for a 20 year term.

Oyu Tolgoi LLC holds an interest in approximately 20,000 hectares of MEL 15226A (the “Shivee Tolgoi Licence”) and approximately 20,000 hectares of MEL 15225A (the “Javkhlant Licence”) owned by Entrée Gold. Oyu Tolgoi LLC holds its rights to the property through the Entrée Joint Venture, pursuant to which Oyu Tolgoi LLC has an 80% interest in minerals below 560m and a 70% interest in minerals above that point. Conditions to fulfill the Entrée Earn-in Agreement were reached in May 2008 when Turquoise Hill spent more than $35 million on the properties. Entrée Joint Venture expenditure commitments are in 80-20% proportion, with Entrée Gold having the option of amortizing its commitment against future income. The Shivee Tolgoi Licence and the Javkhlant Licence were converted to MELs in October 2009. The Shivee Tolgoi Licence is adjacent to the north boundary of the OT Licence, and Hugo North crosses the property boundary onto the Shivee Tolgoi Licence. The Javkhlant Licence is adjacent to the south boundary of the OT Licence and hosts the Heruga deposit which crosses the property boundary onto the OT Licence.

Oyu Tolgoi LLC must pay a yearly per hectare fee to the Government of Mongolia in order to maintain the OT Licence in good standing. The property underlying the OT Licence was surveyed by an independent consultant in 2002 and by a qualified Mongolian land surveyor in 2004 to establish the legal boundaries of the OT Licence concession.

Pursuant to applicable Mongolian minerals law, the Government of Mongolia assesses a royalty of 5% on the sale value of all minerals mined in the country. Turquoise Hill holds a 2% NSR over the property covered by the OT Licence (which does not cover the Entrée Joint Venture lands) that was purchased from BHP Minerals International Exploration Inc. (“BHP Exploration”) in 2003.

Oyu Tolgoi LLC has and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi Mine and maintains a permit and licencing register. Oyu Tolgoi LLC personnel work with the Mongolian authorities and have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi Mine permitting in Mongolia. Under the terms of the Investment Agreement, a working group consisting of Oyu Tolgoi LLC and government representatives has been formed to assist in the permitting process. Key permits have already been obtained and with a small number of permits still in process. Oyu Tolgoi LLC has advised that it expects that all necessary permits will be obtained in a suitable time frame for the Oyu Tolgoi Mine’s underground project development schedule.

Environmental and Social Impact Assessment

Oyu Tolgoi LLC has completed a comprehensive ESIA for the Oyu Tolgoi Mine, which represents the culmination of nearly ten years of independent work and research carried out by both international and Mongolian experts. The ESIA identifies and assesses the potential environmental and social impacts of the Oyu Tolgoi Mine, including cumulative impacts, focusing on key areas such as biodiversity, water resources, cultural heritage, and resettlement.

The ESIA also sets out measures through all project phases in an effort to avoid, minimize, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the voluntary set of standards for determining, assessing, and managing social and environmental risk in project finance set forth under the Equator Principles, and the standards and policies of the International Finance Corporation (“IFC”), European Bank for Reconstruction and Development (“EBRD”), and other financing institutions.

Corporate commitment to sound environmental and social planning for the project is based on RTIH’s Global Code of Business Conduct titled The Way We Work,5 that defines the way RTIH manages the economic, social, and environmental challenges of its global operations.

Oyu Tolgoi LLC has implemented a Health Safety and Environmental management system (“HSE MS”), which has been audited and externally accredited to the requirements of ISO 14001 and OSHAS 18001. The HSE Management System consists of detailed management plans and procedures that have been developed and implemented to control the environmental and social management aspects of all Oyu Tolgoi activities.

The ESIA builds upon an extensive body of studies and reports, including the numerous Detailed Environmental Impact Assessments (“DEIAs”) that have been prepared for project design and development purposes, and the requirement for Mongolian approvals under the following Mongolian laws:

•	The Environmental Protection Law (1995); and

•	The Law on Environmental Impact Assessment (1998, as amended in 2001); and

•	The Minerals Law (2006).

These initial studies, reports and DEIAs have been prepared and updated since 2002 by a range of certified Mongolian DEIA consultants, with oversight being provided by Sustainability East Asia and with input from RPS Aquaterra on water issues.

5 A copy of The Way We Work is available at http://www.riotinto.com/shareholders/12351_corporate_policies.asp.

The DEIAs provided baseline information for both social and environmental issues. These DEIAs have generally been structured under a core categorization of Mining and Processing, Transport and Infrastructure Corridor, Gunii Hooloi Water Supply, Coal Fired Power Plant and Airport but also including a number of specific DEIA’s that were required to address arising/updated facilities and requirements not covered under the broadly categorized DEIA’s (e.g. for Fuel Depot, Chemicals, Undai River Diversion, etc.).

All DEIAs have been prepared and approved in accordance with Mongolian standards and, while they have been developed to meet international standards, they were not specifically intended to comprehensively address overarching IFC policies, such as the IFC Policy on Social and Environmental Sustainability, or the EBRD Environmental and Social Policy.

In preparing the ESIA, baseline information, environmental and social assessment and monitoring and mitigation requirements from the original DEIAs were updated with recent monitoring and survey data and specific additional studies, social and environmental assessment and resulting management plans in accordance with IFC and EBRD performance standards/requirements. In addition, a social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (“SIA”) for the Oyu Tolgoi Mine.

The updated ESIA, completed in 2012, combines the DEIAs, the SIA, and other studies and activities that have been prepared and undertaken by and for Oyu Tolgoi LLC.

A summary of the previous DEIAs prepared for the Oyu Tolgoi Mine is shown below:

Core Baseline and DEIA Studies for the Oyu Tolgoi Mine

DEIA Study Title	Description	Date	Status

Environmental Baseline Study for the Oyu Tolgoi Mine	This study covers geography, geological, hydrology, hydrogeology, soil, climate, air quality, flora and fauna, the socio-economic status and infrastructure of the Oyu Tolgoi Mine site and its surrounding areas.	2002	No approval required.
Environmental Baseline Study for Town Planning	This study covers geography, geological, hydrology, hydrogeology, soil, climate, air quality, flora and fauna, the socio-economic status and infrastructure of potential development and interconnecting infrastructure areas for Khanbogd town developments.	2012	No approval required.
Oyu Tolgoi Mine EIA Volume I: Transport and Infrastructure Corridor from Oyu Tolgoi to Gashuun Sukhait	DEIA of the road and power line proposal from Gashuun Sukhait to the Oyu Tolgoi Mine. Provides approval for access through the South Gobi Strictly Protected Area (“SGSPA”). A number of amendments have been undertaken to address changing alignments.	2004, 2006, 2010, 2012	Approved Approved Approved Approved
Oyu Tolgoi Mine EIA Volume II: Water Supply from the Gunii Hooloi Aquifer	DEIA’s for the proposed aquifer and water supply system for the provision of a sustainable water supply to the Oyu Tolgoi Mine. A number of amendments have been completed to capture developments in the groundwater resource assessment and water supply pipe line design.	2004, 2009, 2010, 2012	Approved Approved Approved Approved

DEIA Study Title	Description	Date	Status

Oyu Tolgoi Mine Volume III: Oyu Tolgoi Mining and Processing Facilities	DEIA of the open pits, underground, and concentrator, tailings, and all facilities and support infrastructure located within the Oyu Tolgoi Mine Licence Area. The assessment was largely based on IDP05, but reflected the general permitting layout of May 2006. The maximum production rate was assumed to be 85,000tpd.	2006, 2012	Approved Approved
Oyu Tolgoi Mine Volume IV: Coal Fired Power Plant	EIA documentation drafted for Oyu Tolgoi mine site based coal fired power plant. An amendment has been undertaken to reflect updates in design for 3 x 150MW power plant.	2006, 2011	Not submitted Approved
Oyu Tolgoi Mine Volume V: Airport	The first DEIA covers the construction of a temporary gravel airstrip north of Oyu Tolgoi. The second DEIA covers the permanent airport construction and operation.	2007, 2011	Approved Approved

Specific Additional DEIA Studies for the Oyu Tolgoi Mine

Project EIA Component	Description	Date	Status

Fuel Station Facility	DEIA for the fuel facility built in 2004 within the Licence Area. Amendment completed for extension of the fuel depot in 2010.	2005, 2010	Approved Approved
Shaft #1	DEIA for Shaft 1, including headframe facilities, waste rock, and water disposal.	2005	Approved
Shaft #2	DEIA for Shaft 2, including headframe facilities, waste rock, and water disposal.	2006	Approved
Diesel Power Station	DEIA for the diesel power station located within the mine licence area.	2007	Approved
Waste Water Treatment Plant	Supplementary DEIA for the construction camp waste water treatment plant expansion to 4,000 person equivalent capacity	2007	Approved
Quarry Batch Plant and Quarry	DEIA of hard rock quarry, concrete batching plant, and crusher located at the northern boundary of the Licence Area	2007	Approved
20 MW Diesel Power Plant	The assessment included the initial development of six 2 MW diesel power stations followed by a stage two addition of four 2 MW diesel generators to the diesel power stations.	2007	Approved
Chemicals	Covers the importation, storage, use and disposal of chemicals. Amendments have been undertaken to update chemicals being used in construction, commissioning and operation.	2008, 2011, 2012	Approved Approved Approved

Project EIA Component	Description	Date	Status

Javkhlant-Entrée Lease Area	DEIA for future project facilities, infrastructure and Heruga underground mine located within the southern Javkhlant-Entrée lease area.	2009	Approved
Shivee Tolgoi-Entrée Lease Area	DEIA for project facilities, infrastructure and portion of the Hugo Dummett underground mine located within the northern Shivee Tolgoi-Entrée lease area.	2009	Approved
Main Fuel Storage Facility	DEIA for the main fuel storage facility located within the Oyu Tolgoi mine lease area.	2011	Approved
Undai River Diversion Detailed Environmental Impact Assessment	DEIA for the diversion of the Undai River	2011	Approved
Oyu Tolgoi to Khanbogd Power Line	Covers the development of a 35kV power line connecting Oyu Tolgoi to Khanbogd. DEIA has been developed, however approval was obtained based on DEIA screening submission.	2012	Approved (based on screening submission)

Scope of the Environmental and Social Impact Assessment

The IFC and the EBRD have similar, but different, definitions for the scope of an EIA. Both institutions frame EIAs in terms of a project’s “area of influence”. Guidance provided by both the IFC and the EBRD was utilized in defining the scope of the overall ESIA. Key elements of the scope of the ESIA are set out below.

Project Elements Directly Addressed in the ESIA

For the purposes of the ESIA, the “project” constitutes the direct activities that are to be financed and/or over which the project can exert control and influence through its project design, impact management, and mitigation measures. This includes:

•

all Oyu Tolgoi Mine facilities within the OT Licence area and the surrounding 10km buffer zone, including, but not limited to, the following features: open pit mining facilities, underground mining facilities, accommodation camps, construction-related activities and facilities, power generation facilities, crusher, concentrator, tailings storage facility, water and waste management facilities, vehicle and equipment maintenance and repair facilities, and administration buildings and catering facilities;

•	airport facilities, including a temporary and permanent airport and associated local access roads to the Oyu Tolgoi Mine site;

•	contractor accommodation camps adjacent to Khanbogd;

•	potential dedicated off-site worker accommodation planned for Khanbogd;

•

Gunii Hooloi water abstraction borefield and the water pipeline supplying the mine, as well as maintenance roads, pumping stations, construction camps, storage lagoons, and other support infrastructure;

•

infrastructure improvements (and associated resource use) by the Oyu Tolgoi Mine between the mine site and the Chinese border, including the 220 kV power transmission line, the access road that will be used for concentrate export, construction camps, local water boreholes, and borrow pits; and

•	dedicated border crossing at Gashuun Sukhait for the exclusive use of the Oyu Tolgoi Mine.

A number of infrastructure components of the Oyu Tolgoi Mine considered within the ESIA constructed by Oyu Tolgoi LLC but may be transferred at some point in the future to public or third party operation and/or ownership. Transfer of these infrastructure components to public operation and ownership will limit the degree of control that Oyu Tolgoi LLC can exert over their management and operation. These infrastructure components may be owned and operated by the Government of Mongolia and may be used by members of the public and/or other commercial operations, and include:

•	the power line from Oyu Tolgoi to Khanbogd, which was handed over to the Government of Mongolia upon completion of the construction phase;

•	the permanent airport, which is expected to be handed over to the Government of Mongolia at some point in the future;

•

the road from the Oyu Tolgoi Mine to the Chinese border at Gashuun Sukhait, which follows the alignment for the designated national road and is expected to be handed over to the Government of Mongolia at some point in the future;

•	the dedicated border crossing facility at Gashuun Sukhait, which will be operated by the Mongolian authorities;

•	the 220 kV electricity transmission line from the Chinese border to the Oyu Tolgoi Mine, which may become owned by the Government of Mongolia; and

•	future project elements not directly addressed in the ESIA.

In addition to the project elements identified above, certain other activities and facilities are expected to be developed over time, either as part of or in support of the Oyu Tolgoi Mine that do not constitute part of the Oyu Tolgoi Mine for the purposes of the ESIA. These include:

•	expansion of the Oyu Tolgoi Mine to support an increase in ore throughput from 100,000t per day up to 160,000tpd; and

•

long-term project power supply. Under the terms of the Investment Agreement, Oyu Tolgoi LLC will source electricity from within Mongolia within four years of the commencement of project operations, which occurred in September 2013. Oyu Tolgoi LLC may develop a coal-fired power plant within the area comprising the OT Licence to provide the required power from Mongolian sources. This development will be subject to an additional ESIA, supplemental to the current ESIA.

While the impacts of these future Oyu Tolgoi Mine elements (and their mitigation and management) are not directly addressed in the ESIA, they are considered in the cumulative impact assessment of the ESIA.

Government and Community Relations

A number of substantive issues have been raised by the Government of Mongolia relating to implementation of the Investment Agreement, the Shareholders’ Agreement and Oyu Tolgoi Project Financing.

Turquoise Hill and RTIH continue to have productive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, operating budget, Oyu Tolgoi Project Financing, management fees and governance. Further development of the underground mine has been delayed until certain outstanding matters with the Government of Mongolia can be resolved. Development of the underground mine was suspended on August 13, 2013.

In October 2012, the Corporation, RTIH and Oyu Tolgoi LLC, rejected a request from the Government of Mongolia to renegotiate the Investment Agreement. The rejection followed the receipt of a letter from the Minister of Mining requesting the parties renegotiate the Investment Agreement that was signed in October 2009 and became fully effective in March 2010. See “General Development of the Business – Agreements with the Government of Mongolia – Status of the Investment Agreement” for more information regarding the status of the Investment Agreement.

The Investment Agreement provides a stabilized royalty rate of 5% on the sales value of all mineral products mined from the Oyu Tolgoi Mine over the life of the agreement and specifies that new laws made after its signing will not apply to the Oyu Tolgoi Mine. Any change to the royalty rate applicable to the Oyu Tolgoi Mine requires the agreement of all parties to the Investment Agreement.

Resolution No. 175

In June 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain defined land areas for “special needs” in proximity to the Oyu Tolgoi Mine. These special needs areas are to be used for infrastructure facilities for the development of the Oyu Tolgoi Mine, if required. Most of the land areas designated for special needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. It is not entirely clear at this time what areas of land covered by Resolution No. 175 may be required for the purposes of infrastructure for the Oyu Tolgoi Mine and, if required, what level of impact that may have, if any, on third parties holding mineral exploration and mining licences over such areas. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of the affected third parties and is seeking to complete consensual arrangements with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by the application of Resolution No. 175, compensation to such third parties will be payable under Mongolian legislation as indicated by Resolution No. 175.

It has not been formally confirmed by the Government of Mongolia that any consensual arrangements Oyu Tolgoi LLC enters into with affected third parties will make the application of Resolution No. 175 to those affected third parties unnecessary or of no adverse effect. It is not clear at this time whether the Government of Mongolia will alone assume the obligation to pay such compensation to third parties, or whether it will require Oyu Tolgoi LLC to pay all or a portion of such compensation.

Accessibility, Climate, Local Resources and Physiography

The Oyu Tolgoi Mine is located in the South Gobi region of Mongolia, approximately 550km south of the capital city, Ulaanbaatar. The most prominent nearby community is Dalanzadgad, with a population of approximately 25,000, which is located approximately 220km northwest of the Oyu

Tolgoi Mine. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a six megawatt capacity coal-fired power station. The closest community to the Oyu Tolgoi Mine is Khanbogd, the centre of the Khanbogd Soum. Khanbogd has a population of approximately 4,700 and is located 35km to the east of the Oyu Tolgoi Mine.

Road access to the Oyu Tolgoi Mine follows a well-defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four wheel drive vehicle. Mongolian rail service and a large electric power line lie 350km east of the Oyu Tolgoi Mine at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80km south of the Oyu Tolgoi Mine. Oyu Tolgoi LLC is constructing a road from the Oyu Tolgoi Mine to the border. Oyu Tolgoi LLC constructed a 220kV transmission line connecting to the Chinese (Inner Mongolian) grid. This line has the capacity to supply all of the Oyu Tolgoi Mine’s power needs. The Chinese Government has a highway to the Mongolian border, which is a direct link between the border south of the Oyu Tolgoi Mine to the trans-China railway system. Oyu Tolgoi LLC has constructed a concrete airstrip and the Oyu Tolgoi Mine is serviced by flights to and from Ulaanbaatar.

The South Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80mm, 90% of which falls in the form of rain with the remainder as snow. Temperatures range from an extreme maximum of about 36° Celsius to an extreme minimum below -31° Celsius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time. Oyu Tolgoi LLC conducts exploration and mining operations year-round.

The property comprising the Oyu Tolgoi Mine ranges in elevation from 1,140m to 1,215m above sea level. The local region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. The topography is amenable to the construction of infrastructure for mining operations. Seismicity studies related to the property have been conducted and Oyu Tolgoi LLC has determined that the seismicity of the area comprising the Oyu Tolgoi Mine is generally low.

Applicable Mongolian laws relating to mining and land use govern Oyu Tolgoi LLC’s surface rights on the Oyu Tolgoi Mine, while the Oyu Tolgoi Mine’s use and treatment of water is governed by applicable water and mining laws. These laws permit licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities.

History

Exploration of the area indicates that the land comprising the Oyu Tolgoi Mine was subject to small scale mining activity in ancient times. However, modern mineral exploration did not begin in earnest in the area until 1996, when the Magma Copper Company Ltd. began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP Exploration acquired Magma Copper Company Ltd., BHP Exploration continued the reconnaissance program in western and southern Mongolia.

BHP Exploration first visited the area of what is now the Oyu Tolgoi Mine in September 1996 as part of its regional reconnaissance program of the South Gobi region. Central Oyu was discovered,

followed by a two year exploration program of drilling, mapping and geophysics. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out. BHP Exploration then offered the properties for joint venture.

Turquoise Hill originally acquired its interest in the Oyu Tolgoi Mine from BHP Exploration in May 2000 pursuant to an earn-in agreement (the “BHP Earn-in Agreement”). Shortly thereafter, Turquoise Hill carried out a RC drilling program to delineate a chalcocite blanket intersected by one of BHP Exploration’s diamond drill holes. This program consisted of 109 RC holes totalling 8,828m. In 2001, Turquoise Hill continued the RC drilling program to expand the chalcocite blanket and locate additional supergene resources. Turquoise Hill also completed three diamond drill holes to test deep hypogene copper and gold potential. One of these holes, OTRCD 150, intersected 508m of chalcopyrite-rich mineralization grading 0.81% copper and 1.17g/t gold, while another hole, OTD159, intersected a 49m thick chalcocite blanket grading 1.17% copper and 0.21g/t gold and 252m of hypogene covellite mineralization grading 0.61% copper and 0.11g/t gold.

The diamond drill holes were sufficiently encouraging for Turquoise Hill to conduct a major follow-up drill program that resulted in the discovery of the Southwest Oyu deposit. In late 2002, drilling in the far northern section of the property, in hole OTD 270, intersected 638m of bornite-chalcopyrite rich mineralization grading 1.61% copper and 0.07g/t gold starting at a depth of 222m. This marked the discovery of the Hugo Dummett Deposits.

Turquoise Hill completed the earn-in requirements under the BHP Earn-in Agreement by the first quarter of 2002. After certain back-in rights held by BHP Exploration expired, BHP Exploration transferred title to the relevant mineral exploration licences to Turquoise Hill in the summer of 2002. Pursuant to the BHP Earn-in Agreement, BHP Exploration retained a 2% NSR on production from the Oyu Tolgoi Mine. Turquoise Hill acquired this 2% NSR from BHP Exploration in November 2003 in consideration for the payment to BHP Exploration of $37 million.

In February 2004, a scoping study was prepared for development of the Oyu Tolgoi Mine. The scoping study considered mine development options ranging from a 20 year mine life to a 40 year mine life, with all deposits except Hugo North being mined by open pit and Hugo North being mined by block-caving.

In 2005, a preliminary assessment report, IDP05, was completed. IDP05 was summarized in a Technical Report dated October 1, 2005, which was filed with Canadian Securities Authorities and is available for review at www.sedar.com. This technical report assessed development alternatives available to Turquoise Hill and charted an implementation path for developing the Oyu Tolgoi Mine. In January 2006, Turquoise Hill reported an open pit mineral reserve on the Southern Oyu Deposits.

In March 2007, the Hugo North resource estimates were updated and a new technical report for the Oyu Tolgoi Mine was completed and filed. In March 2008, resources for the Heruga deposit were first estimated and a new technical report was completed and filed for the Oyu Tolgoi Mine. The Heruga deposit resource estimates were again updated in March 2009, when it was concluded that the resources extended on to the OT Licence. In June 2010, an updated assessment report, IDP10, was issued containing updated resources for the Oyu Tolgoi Mine and reserves on both the Southern Oyu open pit deposits and the Hugo North underground deposit.

IDOP was completed in March 2011 and prepared by Oyu Tolgoi LLC personnel as a complete study of all aspects of the Oyu Tolgoi Mine. IDOP updated the development path for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Deposits and Hugo North underground Lift 1).

In March 2012, the Corporation filed the IDOP Technical Report, which analyzed a reserve case only and was based on the technical, production and cost information contained in IDOP.

In March 2013, the Corporation filed the 2013 Oyu Tolgoi Technical Report in order to provide updates on overall project status, Southern Oyu mineral resources estimates and the mineral reserves presented in the IDOP Technical Report. The disclosure in the 2013 Oyu Tolgoi Technical Report meets the requirements of NI 43-101, although some parts of the Oyu Tolgoi Mine are further advanced and are at a feasibility level, Turquoise Hill believes that the disclosure in the 2013 Oyu Tolgoi Technical Report meets the requirements of U.S. SEC Industry Guide 7 for reporting mineral reserves. The 2013 Oyu Tolgoi Technical Report is an update to the reserve case presented in the IDOP Technical Report and is based strictly on Proven mineral reserves and Probable mineral reserves. A new feasibility study will be complete by mid-2014 and subsequently disclosed as a new technical report.

Geology and Mineralization

The Oyu Tolgoi Mine lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The Oyu Tolgoi Mine area falls within the Gurvansayhan Terrane, which consists of highly deformed accretionary complexes and oceanic island arc assemblages. The area is dominated by a broad corridor of major strike-slip faults, contractional fault and fold belts and fault-controlled Mesozoic sedimentary basins.

The Oyu Tolgoi Mine area lies within an east to west trending belt of volcanic and sedimentary rocks of continental margin and island arc affinities. The two major stratigraphic sequences recognized in the project area are a sequence of tuffs, basaltic rocks and sedimentary strata of probable island arc affinity, assigned to the Upper Devonian Alagbayan Formation and an overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, water lain tuffs and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. There is also a thin covering of stratified clays and clay rich gravels of Cretaceous age overlying the two main sequences, infilling paleochannels and small fault-controlled basins.

The Devonian Alagbayan Formation sequence includes four major lithological divisions. The lowest division consists of laminated siltstone and sandstone overlain by an approximately 800m thick augite basalt unit. Overlying this is a sequence of volcaniclastic conglomerate/breccias and lapilli tuffs of dacitic composition up to 200m thick. These rocks are commonly strongly altered and host much of the contained mineralization found on the property; the top of the alteration commonly extends up into the conglomerate/lapilli tuff unit. The third division is a carbonaceous siltstone and sandstone unit, with thickness up to 200m.

A major Devonian low-angle thrust, termed the contact fault; is hosted within the top of the carbonaceous siltstone unit. This separates the lower three divisions with the fourth upper division of the Alagbayan Formation - a sequence of basaltic flows and volcaniclastic rocks interstratified with thinly bedded siltstone and massive sandstone averaging up to 600m thick. This unit is commonly overturned and has been transported by thrusting from another location.

The Early Carboniferous Sainshandhudag Formation unconformably overlies the Alagbayan Formation sequence, and consists of a lower tuffaceous sequence, a middle clastic package and an uppermost volcanic sequence. The lowest sequence consists mainly of andesitic lapilli tuff and measures up to 200m in thickness. The intermediate sequence typically shows a progression from a lower conglomerate-sandstone-siltstone dominant unit to an overlying siltstone-water lain tuff unit, with total thickness up to 200m. The uppermost sequence consists of a thick layer of andesitic to basaltic flows and volcaniclastic rocks comprising several subunits, with thickness up to 800m.

Intrusive rocks are common within the project area, and range in age from Devonian to Mesozoic. A broad range of dykes and sills intrude the host rocks, of particular significance are Devonian aged quartz monzodiorite intrusions (“QMD”) that are genetically linked to the porphyry style mineralization. Mineralized QMD intrusions are irregular dyke-like bodies. Much larger weakly to unmineralized QMD underlies much of the mineralization and crops out to the west. Biotite granodiorite dykes and sills intrude the axis of the mineralized trend. In the area of the Hugo Dummett Deposits, these dykes and sills feed upward into a keel shaped intrusive interpreted to be the bottom of a dacite dome.

There is a complex network of faults, folds and shear zones that cross-cut the project area. The contact fault is hosted within the carbonaceous siltstone unit of the Alagbayan Formation and is of district scale. Other significant faults include the Mesozoic-aged West Bat Fault and the East Bat Fault, which respectively bound the west and east side of the zone of mineralization constituting the Hugo Dummett Deposits. The Solongo Fault which is also major, cuts off the southern end of the outcropping Southwest Oyu and South Oyu deposits. To the south of this fault mineralization is deeply buried, with the Heruga deposit some 4km to the south under about 800m of Devonian rocks.

Heruga Deposit

The Heruga deposit is at present the southernmost deposit discovered on the Oyu Tolgoi Trend. It is preserved below the contact fault. Some 600m to 1,000m of Devonian Alagbayan Formation overlie the contact fault. Below the contact fault, the porphyry system is intact, with the top of the porphyry related alteration zone commencing 100m to 200m below the fault, usually within conglomerates and tuffs of the lower Alagbayan Formation. Almost all of the deposit is hosted in the underlying augite basalt with some lesser QMD intrusions. The upper part of the deposit comprises a pyritic copper-molybdenum rich zone approximately 200m to 300m thick overlying and partly overlapping with a copper and gold rich zone; this lower zone is similar to that at Southwest Oyu. The alteration at Heruga is typical of gold rich porphyry style deposits, with the upper copper-molybdenum rich zone equated to the molybdenum rich external annuli that commonly partly overlap the copper-gold cores to gold rich porphyry deposits. In the gold zone biotite and magnetite are the main alteration minerals, chalcopyrite and minor bornite accompany the gold, and pyrite contents are low in the gold zone.

Mineralized veins have a much lower density at the Heruga deposit than in the more northerly Southern Oyu Deposits and Hugo Dummett deposits. Some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation.

Higher grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

Southern Oyu Deposits

The Southern Oyu Deposits consist of a series of deposits known as Southwest Oyu, South Oyu, Central Oyu and Wedge. These deposits form contiguous zones of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration and host lithology. The boundaries of the individual deposits coincide with major fault zones.

The geology and mineralization of the Southwest Oyu deposit is characterized by a gold rich porphyry system, with a high-grade core about 250m in diameter and extending over 700m vertically (the Southwest Gold Zone). Over 80% of this deposit is hosted by porphyritic augite basalt of the Alagbayan Formation, with the remainder hosted by QMD intrusions. The high-grade core is enclosed by a large, low-grade ore shell approximately 600m by 2,000m in area.

Mineralization at Southwest Oyu consists mainly of finely disseminated pyrite-chalcopyrite with minor bornite and massive chalcopyrite veins cross-cutting and impregnating earlier deformed quartz vein stockworks and the basalt and QMD host rocks. The mineralization is related to a late stage sericite and sericite-biotite-albite overprint, which affects the QMD intrusions and basaltic wall rocks. The high-grade core is centred on a 10m to 30m wide, vein-rich QMD dyke and extends for over 100m into the adjacent porphyritic augite basalt. Gold to copper ratios (g/t Au to %Cu) vary between 0.5 to 1 and 1 to 1 in the outer margin of the deposits, increasing to approximately 2 to 1 in the high-grade gold core, with the highest ratios consisting of up to 3 to 1 in the deeper parts of the deposit. Outside the Southwest Gold Zone, the augite basalts contain anomalous gold contents, with the gold to copper ratios increasing southward.

South Oyu is a copper porphyry deposit developed mainly in the Alagbayan Formation strata consisting of basalt and dacite tuff units. This deposit is cut by numerous barren dykes, including one major rhyolite dyke that that is up to tens of metres wide and cuts east to west through the middle of the deposit. Unlike Southwest Oyu, the South Oyu system is not gold rich. Copper mineralization at South Oyu is associated with stockworks of thin quartz and sulphide veins, and consists of finely disseminated pyrite-chalcopyrite and bornite.

The Central Oyu deposit is hosted in a quartz monzodiorite dyke swarm that contains a series of isolated irregular bodies of altered basalt and dacite tuff up to 200m thick extending several hundred metres down dip to the limit of drilling. Mineralization consists of high-sulphidation style copper mineralization with pyrite, covellite, chalcocite, and minor enargite in intensely sericite altered rock; this is telescoped down into a deeper and peripheral body of chalcopyrite and gold porphyry mineralization and is overlain by a shallow chalcocite enrichment blanket developed 20m to 80m below a surficial leached cap. The centre of the system is strongly quartz veined.

The Wedge deposit is wedged between South Oyu and Southwest Oyu and is a downfaulted block of the top of the alteration system, which, like other deposits at the Oyu Tolgoi Mine, is developed in the top of the augite basalt unit of the Alagbayan Formation and the overlying dacitic tuff. Mineralization is largely high sulfidation style with chalcopyrite, chalcocite and enargite but grades down into chalcopyrite in basalt and QMD rocks. There is little gold mineralization.

Hugo Dummett Deposits

The Hugo Dummett Deposits consist of Hugo South, Hugo North and the Hugo North Extension. These deposits represent a continuous zone of mineralization that is elongated in a north-north-easterly direction over a strike length of at least 3km. While mineralization of the Hugo Dummett Deposits is virtually continuous, Oyu Tolgoi LLC has divided the mineralized zone into two deposits (Hugo South and a combined Hugo North and Hugo North Extension) for the purposes of resource estimation, development and mine planning. Hugo South and Hugo North are separated by a 110° striking sub-vertical fault that displaces Hugo North vertically down a modest distance from Hugo South. The Hugo North Extension represents the extension of Hugo North into the Shivee Tolgoi Licence.

The Hugo Dummett Deposits occur in a northerly striking, moderately to steeply east dipping monocline that is bounded and intruded by several faults, including a near vertical fault that controls the western edge of the deposit known as the West Bat Fault and a near vertical fault that controls the eastern edge of the deposit known as the East Bat Fault. The host rocks to the deposit are basalt and overlying dacite tuffs and breccias of the Alagbayan Formation intruded by QMDs which are the source and host most of the mineralization. Overlying the dacite tuffs are sedimentary and volcanic rocks of the upper Alagbayan Formation and Sainshandhudag Formation with a total intersected thickness of up to 600m thick in places. The width of the mineralized zone on the Hugo Dummett Deposits varies along strike from 200m to more than 500m. Mineralization dips generally to the east from as low as 40° to up to 80°, but is generally above 60° and increases to sub-vertical at the northern end of Hugo North.

Hugo South has a higher copper to gold ratio than Hugo North, averaging 1 to 10 gold to copper in most of the deposit. Hugo South mineralization is closer to the surface than Hugo North, with the lowest portion of the deposit approximately 700m below surface compared to 1,500m below the surface for Hugo North. Mineralization is centred on a high-grade zone typically grading in excess of 2% copper, which usually corresponds with intensely quartz stockwork veined narrow QMD intrusions extending out into the enclosing basalt and dacite tuff. The sulphide mineralization consists of chalcopyrite, bornite, chalcocite and pyrite. The sulphides have zonation, with bornite, chalcocite and tennantite comprising the highest grades, often in excess of 2.5% copper, then grading outwards to chalcopyrite at between 1% copper to 2% copper and then pyrite-chalcopyrite and other minerals grading at less than 1% copper. The gold rich QMD does not occur in Hugo South, with the result that the gold grades are typically less than 0.1g/t. Weakly mineralized QMD forms the base of the deposit.

Hugo North contains the same high-grade copper zone as Hugo South, consisting of a zone of intense stockwork to sheeted quartz veins centred on QMD intrusions and extending into the adjacent Alagbayan Formation basalt. Unlike Hugo South, the Hugo North quartz veining also hosts significant gold mineralization. The copper mineralization in the high-grade zone is also greater, at up to 3% copper to 5% copper, moderate to high grade copper and gold values are also in nearby QMD intrusions below and to the west of the intense vein zone. In other respects, Hugo North and Hugo South have similar mineralogy and zonation patterns. Bornite is dominant in the highest grade part of the deposit, at 3% copper to 5% copper and is zoned outward to chalcopyrite at approximately 2% copper, grading upward to less than 1% copper in pyrite-chalcopyrite in the altered dacitic tuff sequence at the top of the deposit.

All of the deposits display alteration zones, including K-silicate, advanced argillic, muscovite/sericite and intermediate argillic styles. The copper in the deposits also correlates with elevated abundances of silver, selenium and tellurium. Small amounts of zinc, arsenic, lead and mercury also occur with or near the high-grade zone.

On the Hugo North Extension, mineralization is similar to that characterizing the northern part of Hugo North. The Hugo North Extension is more structurally complex, manifested in a more variable strike and steeper dip to the mineralized zone with a higher prevalence of faults, and structurally-induced discontinuities in the high-grade zone. These features are the result of post-mineral deformation. Both the mineralized zone and lithologic contacts in the enclosing and overlying rocks display an abrupt right hand stepover of around 200m, starting at the border of the deposit with the main Hugo North deposit. Drilling in this zone during 2006 confirmed that this stepover is a flexure/fold with a short, east-west striking limb, rather than a fault offset. North of the flexure, grade continuity is more difficult to predict, and the western margin of the deposit consists of a zone of complex faulting. These faults typically result in a sliver of weakly to moderately mineralized QMD lying between the sub-vertical high-grade deposit core, and non-mineralized Devonian and Carboniferous rocks to the west of the fault system.

Exploration

Oyu Tolgoi LLC’s exploration at the Oyu Tolgoi Mine has consisted mainly of remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouguer gravity and gradient array IP, as well as extensive drilling and geological mapping. These activities have enabled Oyu Tolgoi LLC to construct detailed geophysical and geological maps of the entire property, as well as the nearby mining licences owned by Oyu Tolgoi LLC. Outcropping prospects, including Southwest, South and Central Oyu, have been mapped at 1:1,000 scale and the Heruga deposit area has also been mapped at 1:1,000 scale. The entire remaining exploration block has been mapped at a 1:10,000 scale. In 2004, extensive surface trenching by excavators and shallow overburden RC drilling was conducted to provide bedrock geology over the extensive areas devoid of outcrop. As a result, the geology is well defined over the entire 10km by 8km concession block.

Gradient array IP has been conducted on north to south, and subsequently east to west lines at 200m line spacing, with electrode spacing up to 11km. A further IP survey covered the deposit areas with a more detailed program using multiple electrode spacing, repeated in 2009 using proprietary IP technology, with the high powered Zeus IP transmitter. Oyu Tolgoi LLC conducted magnetometer surveys on the property, with the northern half using east to west oriented lines on 50m intervals with 25m spaced readings and Southern Oyu Deposits using a north to south orientation for 5m intervals on 25m spaced lines and the area south to the Heruga deposit using east-west 25m spaced lines.

A gravity survey was conducted, controlled by GPS, with readings on deposit areas taken on 50m centres and on the extremities at 100m centres. The Bouger map was reduced to residual gravity for contouring. An airborne Falcon gravity survey was flown over Oyu Tolgoi by BHP in late 2005, with 400m spaced east-west flight lines and 80m elevation. Telluric electromagnetic surveying was conducted over the eastern half of the concession to identify smaller drainage basins that could have channelled copper rich waters during the Cretaceous period.

In late 2004, Oyu Tolgoi LLC began to extend its exploration program to the outlying Oyu Tolgoi Mine concessions, including the mining licences 6708A, 6710A and 6711A and exploration licence 3677X that adjoins and extends the southern limits of the mining concessions. A number of chargeability anomalies with similarities to the Oyu Tolgoi Mine anomaly were discovered on the other concessions and Oyu Tolgoi LLC has conducted diamond drilling with no positive results to date. Mining licence 6711A has since been relinquished and exploration licence 3677X expired in 2010.

Oyu Tolgoi LLC initiated exploration work on the Shivee Tolgoi Licence in November 2004 following the signing of the Entrée Earn-in Agreement. Prior to that time, Entrée Gold had undertaken geochemical remote sensing, geophysics testing, such as ground magnetics, Bouger gravity and pole-dipole geophysical surveying, and geological mapping. Starting at the northern boundary of the OT Licence, an IP survey was run on 100m spaced lines oriented east-west to trace the northern projection of Hugo North. This initial IP survey used gradient array with 11,000m AB electrode spacing and covered an area extending 5.6km north of the boundary and 10km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays. The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately 4km north along strike of Hugo North. Additional IP chargeability targets were also revealed 2.5km to 3km west of the Hugo North trend and are referred to as the Eagle anomalies.

In 2005 and 2006, Oyu Tolgoi LLC conducted IP surveying on 100m spaced, east-west lines across the Javkhlant Licence. This resulted in the discovery of three significant chargeability IP anomalies subsequently named the Sparrow South (since renamed the Heruga deposit), Castle Rock and SW Magnetic anomalies.

In 2007, 2008 and 2009, further detailed IP surveying was conducted over the Heruga deposit and the area between the Heruga and Southwest Oyu deposits where previous IP surveys detected a weak anomaly. Detailed ground magnetometer surveys were also conducted over Heruga, extensions to the south of Heruga, the area between the Heruga and Southwest Oyu deposits and over the Hugo North Extension area and northwards. This resulted in a far better understanding of the surface geology of the Oyu Tolgoi Trend south of Southwest Oyu and a better understanding of IP anomalies. OTD1487 was drilled in 2008 to target an IP anomaly half way between the Heruga and Southwest Oyu deposits. It intersected 350m of high grade gold-copper mineralization below about 1,978m downhole. Drilling was completed in this area, now referred to as Heruga North, in early 2013. During 2009 and 2010, Oyu Tolgoi LLC completed a deep IP survey using proprietary IP technology, over the full strike length of the mineralized trend on the Oyu Tolgoi LLC and Entrée Joint Venture properties. This resulted in improved resolution of deep drill targets.

During 2011, previous gravity, IP and resistivity data was inverted and integrated with surface geology and downhole data to define further drill targets. A detailed ground magnetometer survey was also completed over the Javkhlant licence area.

In the fourth quarter of 2011, over 1,000 stations were collected in a magneto-telluric (MT) survey on 400m spacing through the mineralised corridor. Targets were ranked based on favourable geology and coincidence with other geophysical responses.

During 2012, exploration drilling continued on the Oyu Tolgoi Mine and 28,431m of surface exploration diamond drilling and 1,752m of condemnation drilling were completed. The surface exploration drilling included 13,228m of drilling on the OT Licence, 9,058m of drilling on the Javkhlant Licence, 5,776m on the Shivee Tolgoi Licence and 367m of drilling on Oyu Tolgoi LLC’s Manakht mining licence. The condemnation drilling was on Oyu Tolgoi LLC’s Manakht licence.

In April 2012, management of the exploration program transferred from Turquoise Hill to Oyu Tolgoi LLC. Following this change, the strategy of the exploration program was restated by Oyu Tolgoi LLC and Turquoise Hill to be: the development of a pipeline of projects within the contract area, to seek a transformational discovery (long-life, low cost, high grade copper resources), especially in those areas where it may impact on the current development of the ore bodies underlying the Oyu Tolgoi Mine. This included further delineation of resource potential at Heruga North. The Heruga North geology model update was delayed and when completed a new resource estimate will potentially incorporate a Heruga North resource.

Drilling and expenditures were significantly reduced in 2013 compared to previous years, with the emphasis shifted from drilling to data compilation, 3D modelling and interpretation to generate the next series of prioritized exploration targets. Utilizing these exploration targets, some preliminary drilling was undertaken into deep and shallow targets on Hugo West. The encouraging Hugo West drilling results highlight the prospectivity of Oyu Tolgoi. The Hugo West targets are located to the west of Hugo South, in close proximity to existing and proposed mine infrastructure, and is thought to represent an extension of the copper mineralization associated with Hugo North and Hugo South. However, the target appears structurally separated from the two adjacent deposits and is defined by different host stratigraphy and structural controls.

Exploration drilling results confirmed a potential Hugo West deposit in the Oyu Tolgoi Trend. The first deep drill hole returned an intersection of 502 metres at 0.54% copper and 0.32g/t gold. Twelve shallow holes were drilled into the Hugo West shallow target in the fourth quarter of 2013. Initial logging and assays indicate that the Hugo West shallow target is potentially a low-grade open pitable exploration target that requires additional drilling to delineate the target. The Hugo West shallow target currently appears to be hosted predominantly in quartz monzodiorite and ignimbrite.

In total, 81 diamond drill holes were completed in 2013 for a total of 31,777m; one hole on the Javkhlant Licence and 80 holes on the Oyu Tolgoi Licence. The holes on the Oyu Tolgoi Licence were geotechnical holes in the Open Pit and for infrastructure foundation investigations, infill drilling into the initiation zone at Hugo North and exploration holes at Hugo West. The one hole on the Javkhlant Licence was completion of the last eastern bornite corridor hole testing a conceptual exploration target east of Heruga.

Current Exploration Activities

The focus of exploration remains data review and interpretation, in particular looking for targets that may displace scheduled resources in the short to medium term. The exploration team at Oyu Tolgoi is working with geoscientists from Turquoise Hill and the Rio Tinto Group to identify further targets at OT trend and to develop the potential of Hugo West. There is a modest drilling program planned for 2014 for the Hugo West shallow exploration target.

Drilling

Diamond drill holes are the most significant source of geological and grade data for the Oyu Tolgoi Mine. From the start of Oyu Tolgoi LLC’s diamond core drill program in 2001 to the end of 2013, Oyu Tolgoi LLC has drilled approximately 1,116,315m in approximately 2,604 drill holes, of which 1,808 were diamond drill holes for a total of 1,022,862m. Oyu Tolgoi LLC currently has one drill rig involved in exploration on the property.

Oyu Tolgoi LLC has relied on wireline methods for all drilling, utilizing HQ and NQ size core and some PQ size core for metallurgical testing. At Hugo North, virtually all holes are initiated in PQ size core to a depth of at least 450m to 550m. The rest of the drill hole is then continued using HQ or NQ sized core. On two occasions PQ coring was extended to depth of 1,450m, allowing Oyu Tolgoi LLC to collect large diameter core from the deep Hugo North deposit. Upon completion of all holes, the collar and anchor rods on drill holes are removed and a PVC pipe is inserted in the hole. Each hole collar is marked by a cement block inscribed with the hole number. The holes are not grouted or back filled with cement so as to allow re-entry of individual holes for surveying checks or to permit Oyu Tolgoi LLC to drill new daughter holes. Since 2010, surface drill holes at Hugo North have been grouted from end of hole to above planned underground infrastructure levels, generally the lowermost 200m of each hole, to mitigate hazards associated with developing into open holes. All underground holes are fully grouted.

Drill hole collars are located respective to a property grid by either global positioning system or theodolite and electronic distance measuring instruments. Holes are drilled at an inclination of between 45° and 90°, with the majority between 60° and 70°. The drill contractors take down-hole surveys every 30 to 60m. There presence of magnetite will affect the deviation of the compass readings in the survey instruments, therefore gyro surveys which are not affected by magnetism in the rock are used in these circumstances.

Oyu Tolgoi LLC uses standard logging and sampling conventions to capture information from the drill core. The core is logged by directly entering the data into an acQuire database. The core is photographed prior to being sampled, and the digital photographs are linked to the drill logs enabling the geologist to quickly access specific photographs for any given metre. Drill core is then stacked on pallets in an organized “core farm”. Core recovery in the mineralized units has usually been between 95% and 100%.

Sampling, Analyses and Security

Oyu Tolgoi LLC’s sampling procedure comprises collection of core samples taken on continuous 2m intervals down each drill hole, excluding dykes that extend more than 10m along the core length. The two metre sample intervals are measured, marked on the core, and the end of each sample is marked with the sample number on the core box. Sample numbers are pre-determined and allow for the insertion of QA/QC samples. The core is marked with a continuous linear cutting line before being split to prevent a sampling bias. Splitting is done with a rock saw constantly flushed with fresh water. The core is cut in half, samples of one half of NQ and HQ core or one quarter of PQ core are taken from the same side of the cutting line, samples are placed in cloth bags, and sent to an on-site preparation facility operated by SGS Mongolia LLC. The unsampled half of the core remains in the core box and is stored at the on-site core storage area.

Core samples are assembled into groups of 38 and then seven quality control samples are randomly inserted to make up batches of 45. The quality control samples comprise one duplicate split core sample and two uncrushed field blanks, which are inserted prior to sample preparation, a coarse preparation duplicate, a pulp preparation duplicate, which is inserted during sample preparation, and two certified reference material samples, which are inserted after sample preparation.

Split core samples are crushed to 90% passing 6mm in a coarse jaw crusher, then to 90% passing 3.35mm in a fine jaw crusher; approximately 1 kg of finely crushed material is split off with a rotary sample divider; and the 1 kg split pulverized to 90% passing minus 75 µ (200 mesh). Two 150g sub-samples are split off by taking multiple scoops from the pulverized 70 µ (200 mesh) pulp, which are then placed in sealed tin-tie kraft envelopes. All equipment is cleaned between each sample, using barren rock, followed by blasts of compressed air. Sizing tests are conducted on crushed and pulverized samples at the rate of one of each type per batch of 45 samples.

The kraft envelopes of prepared pulp samples are packed in shipping boxes, sealed with tamper-proof numbered tags, and shipped under the custody of Oyu Tolgoi LLC to the SGS Mineral Services and ALS Limited laboratories in Ulaanbaatar. SGS Mineral Services analyses are completed in Ulaanbaatar, Mongolia, whereas ALS Limited ships the samples by air freight to Vancouver, Canada for analysis.

SGS-UB conducts gold analyses using a 30g fire assay fusion to obtain a lead button that is cupelled to obtain a bead, digested with aqua regia, and followed by an AAS finish. ALS Limited completes a four acid geochemical digestion followed by a 47 element suite with an ICP-AES/MS finish; over-range copper (>1%) and sulphur (>4%) assays are completed with a peroxide fusion and an ICP-AES finish. Upon receipt of assay results, values for certified reference material samples and field blanks are tabulated and compared to those from an established round robin program. Assay results that deviate from the round robin program results beyond pre-set tolerance limits are rejected and subject to re-assay. Oyu Tolgoi LLC also performs check assays on a regular basis at the rate of 1:20 using SGS Mineral Services and ALS Limited.

Mineral Resources and Mineral Reserves

The estimates of mineral resources and reserves at the Oyu Tolgoi Mine identified below are contained in the 2013 Oyu Tolgoi Technical Report and were classified using logic consistent with the CIM Standards. The current estimate of mineral resources for the Oyu Tolgoi Mine was independently reviewed by Sharron Sylvester of OreWin, who is a “qualified person” for the purposes of NI 43-101. The current estimate of mineral reserves for the Oyu Tolgoi Mine was prepared by Bernard Peters of OreWin, who is a “qualified person” for the purposes of NI 43-101.

Mineral Resources

The total mineral resources for the Oyu Tolgoi Mine are shown in the table on page 79. This table also includes mineralization on the Shivee Tolgoi Licence and the Javkhlant Licence, which are shown separately. A profile of the deposits comprising the Oyu Tolgoi Mine is shown below.

Idealized Profile of Southern Oyu, Hugo Dummett, and the Heruga Deposit (Section Looking West)

The base case copper equivalent (or CuEq) cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits. The copper equivalent cut-off grade applied for the underground was 0.37% and the copper equivalent cut-off grade applied to the open pit was 0.22%.

CuEq Formula – Hugo Deposits and Southern Oyu

Based on a copper price of $0.80 per pound and a gold price of $350 per ounce, the 2003 copper equivalent formula is:

CuEq% = Cu% + (Au g/t) * (11.25 / 17.64)

Where:

17.64 = (Cu $/lb) / (lb/t) = 0.80 / 2,204.62

11.25 = (Au $/oz) / (g/oz) = 350 / 31.10348

Not adjusted for metallurgical recovery

CuEq Formula – Heruga Deposit

In preparing the Heruga mineral resource estimate, the decision was taken to use a copper price of $1.35 per pound and a gold price of $650 per ounce, and to incorporate molybdenum into the copper equivalent calculation at a price of $10 per pound.

The resultant Heruga formula was:

CuEq% = Cu% + ((Au g/t * 18.98) + (Mo g/t * 0.01586)) / 29.76

Where:

18.98 = (Au $/g) * Au Recovery Factor% = 20.90 * 90.822% (rounded to 91%)

0.01586 = (Mo $/g) * Mo Recovery Factor% = 0.0220462 * 71.94% (rounded to 72%)

29.76 = Cu $/%

Molybdenum is used only in the copper equivalent formula at Heruga. Silver is not used in the copper equivalent formulae for any of the deposits. The contained gold and copper estimates in the following table have not been adjusted for metallurgical recoveries.

Oyu Tolgoi Mineral Resource Summary, as of March 19, 2013

Classification	Deposit	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
								Cu (Mlb)	Au (Moz)	Ag (Moz)	Mo (Mlb)	CuEq (Mlb)
Southern Oyu Deposits – Open Pit (0.22% CuEq Cut-Off)
Measured		445	0.52	0.41	0.96	50.8	0.78	5,140	5.84	13.8	49.8	7,690
Indicated		652	0.39	0.23	0.90	54.2	0.54	5,650	4.80	18.9	77.8	7,750
Measured + Indicated		1,096	0.45	0.30	0.93	52.8	0.64	10,780	10.6	32.6	127.6	15,440
Inferred		218	0.27	0.15	0.77	46.7	0.37	1,290	1.08	5.38	22.5	1,760
Southern Oyu Deposits – Underground (0.37% CuEq Cut-Off)
Measured		22	0.41	0.64	0.98	47.3	0.82	200	0.45	0.69	2.27	390
Indicated		150	0.36	0.50	0.92	40.2	0.68	1,190	2.40	4.45	13.3	2,240
Measured + Indicated		172	0.37	0.52	0.93	41.1	0.70	1,390	2.85	5.14	15.6	2,640
Inferred		237	0.38	0.29	0.87	38.5	0.57	1,990	2.24	6.62	20.1	2,970
Hugo Dummett Deposits (0.37% CuEq Cut-Off)
Indicated	Oyu Tolgoi LLC	775	1.69	0.36	3.71	42.5	1.92	28,890	8.98	92.4	72.6	32,820
	EJV	132	1.65	0.55	4.09	35.7	2.00	4,800	2.32	17.4	10.4	5,810
	All Hugo North	907	1.69	0.39	3.77	41.5	1.93	33,690	11.3	109.8	83.0	38,630
Inferred	Oyu Tolgoi LLC	1,015	0.81	0.25	2.34	41.9	0.97	18,080	8.28	76.4	93.8	21,700
	EJV	134	0.93	0.25	2.44	23.6	1.09	2,760	1.08	10.5	6.99	3,230
	All Hugo North	1,150	0.82	0.25	2.35	39.8	0.98	20,840	9.36	87.0	100.8	24,930
Inferred	Hugo South	820	0.78	0.07	1.79	66.8	0.82	14,090	1.82	47.1	120.7	14,890
Inferred	North & South	1,969	0.80	0.18	2.12	51.0	0.92	34,930	11.2	134.1	221.5	39,820
Heruga Deposit (0.37% CuEq Cut-Off)
Inferred Heruga Javkhlant EJV		1,824	0.38	0.36	1.35	110.4	0.67	15,190	21.2	79.4	443.8	26,850
Inferred Heruga TRQ		120	0.40	0.29	1.54	108.3	0.64	1,060	1.12	5.97	28.8	1,700
Inferred (All Heruga)		1,944	0.38	0.36	1.37	110.2	0.67	16,250	22.4	85.3	472.5	28,550
Oyu Tolgoi Mine Grand Total
Measured		466	0.52	0.42	0.96	50.6	0.79	5,340	6.29	14.5	52.1	8,090
Indicated		1,709	1.08	0.34	2.42	46.2	1.29	40,530	18.5	133.1	174.1	48,620
Measured + Indicated		2,175	0.96	0.35	2.11	47.2	1.18	45,870	24.8	147.6	226.2	56,710
Inferred		4,369	0.57	0.26	1.65	76.5	0.76	54,460	36.9	231.4	736.5	73,100

Notes:

•	The 0.37% copper equivalent cut-off is equivalent to the underground mineral reserve estimate cut-off determined by Oyu Tolgoi LLC.
•	Mineral reserves are not additive to the mineral resources.
•	Copper equivalent has been calculated using assumed metal prices ($1.35/lb for copper and $650/oz for gold and $10/lb for molybdenum).
•	CuEq% = Cu% + ((Au g/t*18.98) + (Mo g/t*.01586))/29.76.
•	Molybdenum grades outside of the Heruga deposit are assumed to be zero for copper equivalent calculations.
•	The copper equivalent formula also includes different levels of metallurgical recovery for the metals. Gold was assumed to have 91% of copper recovery, molybdenum 72% of copper recovery.
•

Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Although the resource classifications of Measured, Indicated and Inferred are mineral resource classification confidence categories defined by the CIM that are recognized and required to be disclosed by NI 43-101, the SEC does not recognize them. Disclosure of the terms in the table above is permitted under NI 43-101; however, the SEC permits mineralization that does not constitute “reserves” by SEC standards to be reported only as tonnage and grade. See “Cautionary Note to United States Investors”.

•

EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée Gold. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

•	Differences in totals due to rounding.

Mineral Reserves

The mineral reserve estimate for the Oyu Tolgoi Mine has been estimated using the Southern Oyu and Hugo North mineral resource estimate. The Hugo North mineral reserve estimate contains ore that is on the OT Licence and the Shivee Tolgoi Licence. The Shivee Tolgoi Licence is subject to the Entrée Joint Venture.

The total mineral reserves estimated for the Oyu Tolgoi Mine (inclusive of the mineral reserves subject to the Entrée Joint Venture) for the open pit and underground components of the Oyu Tolgoi Mine are shown in the table below. The mineral reserve estimate reported in the 2013 Oyu Tolgoi Technical Report is based on mine planning work prepared by Oyu Tolgoi LLC. This work was reviewed extensively by OreWin and has been used as the basis for reporting the mineral reserve estimate in the 2013 Oyu Tolgoi Technical Report.

The mine design work on the Southern Oyu deposit was prepared by Oyu Tolgoi LLC and was used as the basis for the current mineral reserve estimate for the Southern Oyu deposit. The mine design work on Hugo North Lift 1 was prepared by Oyu Tolgoi LLC and was used as the basis for the current mineral reserve estimate for the Hugo North underground. This work was reviewed by Oyu Tolgoi LLC and accepted as the basis for the underground mine planning in the 2013 Oyu Tolgoi Technical Report. OreWin has agreed with the conclusions of this work and has used the results.

Mineral reserves were last reported in the IDOP Technical Report. A comparison of the mineral reserves estimates reported in the IDOP Technical Report and the 2013 Oyu Tolgoi Technical Report is shown in the reconciliation table immediately following the mineral reserve estimate reporting table. Although the total tonnes of the mineral reserve estimates reported in the two technical reports are very similar, there is a 10.3% increase in tonnes of ore, a 4.4% increase in recovered copper, a 4.3% increase in recovered gold and a 0.4% increase in recovered silver in the 2013 Oyu Tolgoi Technical Report as compared to the IDOP Technical Report. Almost all of such differences are attributable to the Southern Oyu open pit designs which have been expanded relative to the pit designs used in the IDOP Technical Report.

Southern Oyu Open Pit Mineral Reserve

In order to estimate the mineral reserves, OreWin relied on the study work prepared by Oyu Tolgoi LLC. Pit designs were prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the 2013 Oyu Tolgoi Technical Report. The estimate was prepared on a simplified project analysis on a pre-tax basis. Key outstanding variables noted by OreWin include: marketing matters, water supply and management, underground ventilation development and power supply. The report only considers mineral resources in the Measured and Indicated categories, and engineering that has been carried out to a feasibility level or better to estimate the open pit mineral reserve.

Hugo North Underground Mineral Reserve

Mine planning work by Oyu Tolgoi LLC has continued since the previous mineral reserve estimate was reported in the IDOP Technical Report. The underground mineral reserve estimate, as reported in the 2013 Oyu Tolgoi Technical Report, has increased by 53Mt.

The Hugo North underground deposit will be mined by block-caving; a safe, highly productive, cost-effective method. The deposit is comparable in dimension and tonnage to other deposits currently operating by block-cave mining elsewhere in the world. The mine planning work has been prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the 2013 Oyu Tolgoi Technical Report. The Hugo North mineral reserve estimate only considers mineral resources in the Indicated category because there are no Measured mineral resources in Hugo North. The engineering has been carried out to a pre-feasibility level or better to estimate the underground mineral reserve. To ensure that Inferred mineral resources do not become included in the mineral reserve estimate, copper and gold grades on Inferred mineral resources within the block-cave shell were set to zero and such material was assumed to be dilution. The block-cave shell was defined by a $15 per tonne NSR. Further mine planning will examine lower shut-offs. The Hugo North mineral reserve is on both the OT Licence and the Shivee Tolgoi Licence.

Total Oyu Tolgoi Mine Mineral Reserves, as of March 25, 2013

Deposit	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
						Copper (Mlb)	Gold (koz)	Silver (koz)
Southern Oyu Deposits
Proven	433	31.09	0.53	0.42	1.37	4,175	4,388	14,860
Probable	616	21.46	0.40	0.24	1.13	4,462	3,378	17,264
Mineral Reserve (Proven + Probable)	1,048	25.44	0.46	0.31	1.23	8,637	7,766	32,124
Hugo Dummett Deposits
Probable (Hugo North – Oyu Tolgoi LLC)	460	93.45	1.80	0.37	3.74	16,759	4,602	47,647
Probable (Hugo North – EJV Shivee Tolgoi)	31	95.21	1.73	0.62	3.74	1,090	521	3,229
Mineral Reserve (Probable) (All Hugo North)	491	93.57	1.80	0.39	3.74	17,849	5,123	50,877
Oyu Tolgoi Mine Mineral Reserve
Proven	433	31.09	0.53	0.42	1.37	4,175	4,388	14,860
Probable	1,107	53.46	1.02	0.30	2.29	22,311	8,501	68,141
Mineral Reserve (Proven + Probable)	1,539	47.17	0.89	0.34	2.03	26,486	12,889	83,001

Notes:

1.

Metal prices used for calculating the Southern Oyu open pit NSR and the Hugo North underground NSR are as follows: copper at $2.81/lb; gold at $970/oz; and silver at $15.50/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

2.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
3.

For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

4.

For the underground block-cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which has been assigned a zero grade and treated as dilution.

5.	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.
6.

EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée Gold. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

7.

The base case financial analysis has been prepared using the following current long-term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long-term average over five years.

8.	The mineral reserves reported above are not additive to the mineral resources.

Mineral Reserve Reconciliation IDOP Technical Report and 2013 Oyu Tolgoi Technical Report

Case	Mineral Reserve	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
							Copper (Mlb)	Gold (koz)	Silver (koz)
2013 Oyu Tolgoi Technical Report	Proven	433	31.09	0.53	0.42	1.37	4,175	4,388	14,860
	Probable	1,107	53.46	1.02	0.30	2.29	22,311	8,501	68,141
	Mineral Reserve	1,539	47.17	0.89	0.34	2.03	26,486	12,889	83,001
IDOP	Proven	125	36.42	0.58	0.91	1.49	1,374	2,892	10,018
	Probable	1,270	37.46	0.98	0.30	2.16	23,995	9,465	72,635
	Mineral Reserve	1,395	37.37	0.94	0.35	2.10	25,369	12,357	82,654
Difference	Proven	308	–5.32	–0.05	–0.49	–0.12	2,801	1,496	4,842
	Probable	–164	15.99	0.04	0.01	0.13	–1,685	–964	–4,494
	Mineral Reserve	144	9.80	–0.06	–0.01	–0.07	1,117	532	348
% Difference	Proven	246.9%	–14.6%	–8.3%	–54.2%	–8.2%	204.0%	51.7%	48.3%
	Probable	–12.9%	42.7%	4.5%	2.9%	6.0%	–7.0%	–10.2%	–6.2%
	Mineral Reserve	10.3%	26.2%	–6.1%	–4.2%	–3.2%	4.4%	4.3%	0.4%

Notes:

1.	The mineral reserves reported in the IDOP Technical Report have an effective date of March 29, 2012.
2.	The mineral reserves reported in the 2013 Oyu Tolgoi Technical Report have an effective date of March 25, 2013.
3.

Metal prices used for calculating the Southern Oyu open pit NSR and the Hugo North underground NSR are as follows: copper at $2.81/lb; gold at $970/oz; and silver at $15.50/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

4.	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
5.

For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at $8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at $7.25/t.

6.

For the underground block-cave, all mineral resources within the shell have been converted to mineral reserves. This includes low grade Indicated mineral resources and Inferred mineral resources, which has been assigned a zero grade and treated as dilution.

7.	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated mineral resources were used to report Probable mineral reserves.
8.

EJV is the Entrée Joint Venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée Gold. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560m, and 70% above this depth.

9.

The base case financial analysis has been prepared using the following current long-term metal price estimates: copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz. Metal prices are assumed to fall from current prices to the long-term average over five years.

The mineral reserves reported above are not additive to the mineral resources.

Human Resources and Training Strategy

The Oyu Tolgoi LLC human resources and training strategy supports a corporate vision of ensuring that all Oyu Tolgoi staff and contractors meet and exceed international best practice standards. Oyu Tolgoi LLC is working in partnership with relevant Mongolian government agencies and non-government organizations (“NGOs”) to ensure that a suitably qualified workforce is available to meet the requirements of the Oyu Tolgoi Mine.

In addition to Oyu Tolgoi LLC’s human resources and training strategy, a Labour Management Plan has been developed that further defines project standards, plans and procedures, roles and responsibilities, and monitoring and reporting.

As part of its mandate to help grow the Mongolian economy and improve livelihoods, Oyu Tolgoi LLC has established values and commitments to target its employee engagement efforts. Specific commitments to human resources for the Oyu Tolgoi Mine, as required and/or outlined in the Investment Agreement, the Labour Management Plan, and the Stakeholder Engagement Plan, as applicable, are as follows:

•

Oyu Tolgoi LLC will use its best endeavours to ensure that not less than 60% of the total Oyu Tolgoi Mine workforce consists of Mongolian nationals during the construction period and any expansion periods;

•	Oyu Tolgoi LLC is committed that not less than 90% of the total Oyu Tolgoi Mine workforce consists of Mongolian nationals from the commencement of production;

•	in direct mining operations, Oyu Tolgoi LLC will use its best endeavours to ensure that not less than 75% of mining contractors are Mongolian nationals;

•

within five years of the commencement of production, Oyu Tolgoi LLC will use its best endeavours to ensure that not less than 50% of its employed engineers are Mongolian nationals and, within ten years of the commencement of production, that not less than 70% of its employed engineers are Mongolian nationals;

•

Oyu Tolgoi LLC will establish and maintain health and safety policies, systems, and procedures at the Project to ensure a safe workplace that complies with all applicable laws and regulations concerning labour, safety, and health;

•	all citizens of Mongolia employed by Oyu Tolgoi LLC under a contract will be covered by social insurance as required by Mongolian law;

•

Oyu Tolgoi LLC will comply with requirements under applicable Mongolian labour law and all staff will be covered by a comprehensive human resources policy that is in compliance with the Labour Law of Mongolia; and

•

Oyu Tolgoi LLC will prioritize employment of local residents from the soums within a “Project Area of Influence”, which comprises the Khanbogd, Manlai, Bayan Ovoo, and Dalanzadgad areas, as well as from other areas in the South Gobi region.

Oyu Tolgoi LLC’s policies and procedures for human resources and training meet all applicable Mongolian labour and social security laws and regulations, including those contained within the Labour Law of Mongolia. International conventions and standards, including applicable International Labour Organization conventions, the IFC Performance Standards, and the EBRD, guide the human resources and training strategy and activities.

Designed to build a positive, focused culture based on hiring the right people with the right capability to deliver the project plans, several RTIH policies and guidance documents also guide the department’s policies and practices (i.e. Human Rights Policy, Human Rights Guidance, Employment Policy, and The Way We Work – RTIH’s Global Code of Business Conduct).

Occupational Health, Hygiene and Safety

Oyu Tolgoi LLC’s environmental management system, HSE MS, has been implemented and has been audited as compliant against AS/NZS ISO 14001:2004 Environmental Management System and

OHSAS 18001:2007 Occupational Health and Safety management system. The HSE MS was developed to provide management with clear direction on health, safety and environment management, a means to ensure compliance, and a basis for driving improvements. The HSE MS applies to all persons working for or on behalf of Oyu Tolgoi LLC, including contractors, suppliers, the general public, special interest groups, and government representatives, and covers the health, safety, and environmental management of all Oyu Tolgoi LLC’s activities, assets, products, and services.

The HSE MS has been developed and is regularly reviewed in consultation with key stakeholders. The HSE MS is intended to reflect a best practice approach to health, safety, and environment with the underlying principle that all people are accountable for health and safety.

The HSE MS is seen as an enabler for the entire health, safety and environment management system. It provides high-level principles that are intended to be implemented through the application of all parts of the HSE MS. The policy is endorsed by the Chief Executive Officer of Oyu Tolgoi LLC to ensure that appropriate priority is placed on implementation and compliance.

Mining Operations

The Oyu Tolgoi Mine has a design capacity of approximately 100ktpd of ore and comprised three key components:

•	an open pit mine;

•	a concentrator; and

•	infrastructure to support the construction and the operations.

The Oyu Tolgoi mine initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000t of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013. By the end of the first quarter of 2013, construction of the Oyu Tolgoi open-pit mine and concentrator complex was complete, mine infrastructure was substantially complete and production had commenced.

During the first half of 2013 commissioning of the concentrator progressed and concentrate production ramped up. By the third quarter of 2013, the concentrator had consistently achieved throughput rates above 95% of capacity and by the end of 2013 was operating at just above design capacity. Throughput rate is a function of ore hardness, throughput rates for different ore types are defined in the 2013 Oyu Tolgoi Technical Report.

On September 1, 2013, Oyu Tolgoi achieved the Commencement of Production as defined in the Investment Agreement.

In conjunction with the surface activities, a 95,000tpd underground block-cave mine also is being developed at Hugo North. Development of the underground block-cave mine was suspended on August 13, 2013.

In August 2013, development of the underground mine was delayed until matters with the Government of Mongolia can be resolved. Upon successful resolution, development of the underground mine is expected to recommence.

Part of the initial investment decision included an ongoing investment into the development of the Hugo North underground mine. Lift 1 of Hugo North is the most significant value driver for the Oyu Tolgoi Mine and plans for its further development are approaching an updated feasibility stage. The current investment decision for Oyu Tolgoi LLC is the continued development of the underground mine in parallel with initial open pit operations as outlined in the underground feasibility study.

To support the continued underground development program, Oyu Tolgoi LLC in conjunction with RTIH and the Corporation, has been advancing Oyu Tolgoi Project Financing with a group of international banks. The Oyu Tolgoi Project Financing base case is the 100ktpd capacity of the initial concentrator fed by the Southern Oyu open pit mine initially which is gradually displaced by the more valuable Hugo North underground ore.

SouthGobi Resources Ltd.

Overview

As of December 31, 2013, Turquoise Hill held a 56% interest in SouthGobi, which is an integrated coal mining, development and exploration company. SouthGobi’s common shares trade on the TSX under the symbol “SGQ” and the Hong Kong Stock Exchange under the stock code symbol “1878”.

SouthGobi owns the Ovoot Tolgoi Coal Project and three development projects, the Soumber Deposit, the Zag Suuj Deposit and the Underground. The Ovoot Tolgoi Complex comprises the Ovoot Tolgoi Coal Project together with the Underground.

Ovoot Tolgoi Complex

The Ovoot Tolgoi Coal Project, strategically located approximately 40km from the China-Mongolia border, is SouthGobi’s flagship asset. SouthGobi commenced mining at the Ovoot Tolgoi Coal Project in April 2008 and commenced coal sales in 2008. Saleable products from the Ovoot Tolgoi Mine primarily include the SouthGobi Standard and SouthGobi Premium semi-soft coking coal products. Some higher-ash product is sold as a thermal coal product as and when the market allows. These raw semi-soft products together with raw higher-ash coals are suitable for washing and blending in order to create a coal capable of being sold as 1/3 coking coal in the Chinese market. The Corporation intends to continue to develop markets for both its Premium and Standard semi-soft coking coal brands and to pursue long-term supply offtake with end users in China to complement its existing customer base and to gain the best value of the Corporation’s coal in the Chinese market. The Corporation resumed operations at the Ovoot Tolgoi Mine on March 22, 2013 after having been fully curtailed since the end of the second quarter of 2012.

To enhance the value of its products, SouthGobi commenced construction of a dry coal handling facility (“DCHF”) in June 2010. In February 2012, the dry coal handling facility was commissioned; however, the upgrade of the dry coal handling facility to include dry air separators and blending capabilities was delayed to preserve SouthGobi’s financial resources. On November 14, 2013, SouthGobi announced that it was conducting a review of the DCHF project and its contribution to SouthGobi’s product strategy, and that an impairment loss on the DCHF may be required depending on the outcome of the review. An extensive review was commenced in the fourth quarter of 2013, following which SouthGobi concluded that it does not plan to either complete or use the DCHF at the Ovoot Tolgoi Mine in the foreseeable future. For more information concerning SouthGobi’s review of the DCHF, refer to the Corporation’s MD&A.SouthGobi continues to focus on preserving its financial resources and has assessed that it currently has adequate equipment and capacity to efficiently meet its commercial objectives and execute its product strategy without the use of the DCHF. SouthGobi continues to plan to further enhance product value through wet washing. As coal markets improve and production from the Ovoot Tolgoi Mine increases in line with its anticipated increase of annual capacity to 9 million t run-of-mine production, SouthGobi will seek to leverage its existing assets and continue developing beneficiation capabilities to maximize value from its product.

Further, in 2011, SouthGobi entered into an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (“Ejin Jinda”), a subsidiary of China Mongolia Coal Co. Ltd to toll-wash coals from the Ovoot Tolgoi mine. The agreement has a duration of five years from commencement of the contract and provides for an annual wet washing capacity of approximately 3.5 million tonnes of input coal. The facility is located approximately 10km inside China from the China-Mongolia border (i.e. approximately 50km from the Ovoot Tolgoi Coal Project). To date, commercial operations at the wet washing facility have not commenced. SouthGobi’s objective continues to be the implementation of an effective and profitable wet washing solution, and SouthGobi is cooperating with Ejin Jinda in reviewing the utilization of the wet washing facility.

In July 2009, Chinese and Mongolian authorities agreed to create designated coal transportation corridors at the China-Mongolia border. In 2012, in an attempt to expedite the opening of the coal transportation corridors, SouthGobi, together with Mongolyn Alt Corporation, continued working on improving access to the China-Mongolia border. In May 2012, the expanded border crossing infrastructure, consisting of eight new border gates exclusively for coal transportation, opened at the Shivee Khuren-Ceke border crossing on the China-Mongolia border.

In March 2013, SouthGobi filed an updated prefeasibility study for the Ovoot Tolgoi Coal Project, as well as an updated independent NI 43-101 compliant resource estimate for the Ovoot Tolgoi Complex.

Soumber

The Soumber Deposit comprises the Central Soumber, East Soumber, Biluut, South Biluut Field and the Jargalant Field. The Soumber Deposit is located approximately 20km east of the Ovoot Tolgoi Coal Project, which will allow the operations to share existing infrastructure in the event a mine is developed.

In June 2011, SouthGobi successfully registered the resource associated with the Soumber Deposit (at that time comprising the Central Soumber, East Soumber and Biluut Field) with MRAM. Further, in July 2011, SouthGobi received a mining licence pertaining to the Soumber Deposit.

Resources associated with the South Biluut Field and the Jargalant Field have been through the resource registration process and the MELs pertaining to resources outside the mining licence are subject to valid pre-mining applications. Subsequent to the receipt of the pre-mining applications, the Corporation intends to proceed through to the mining licence application process.

In March 2013, SouthGobi filed an updated independent NI 43-101 compliant resource estimate for the Soumber Deposit.

Zag Suuj

The Zag Suuj Deposit is located approximately 150km east of the Ovoot Tolgoi Coal Project and approximately 80km north of the Mongolia-China border. The resource associated with the Zag Suuj

Deposit has been through the resource registration process and the MELs pertaining to it are subject to valid pre-mining applications.

In March 2013, SouthGobi filed an updated independent NI 43-101 compliant resource estimate for the Zag Suuj Deposit.

Governmental, Regulatory and Internal Investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority Against Corruption (the “IAAC”) and the Mongolian State Investigation Office (the “SIA”) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received formal notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (“NFC”) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. SouthGobi has received notice that the report with conclusions of the investigations by the NFC have been provided to the Prosecutor General of Mongolia. The Prosecutor General may undertake criminal actions against the three former employees for alleged violations of taxation laws and SouthGobi may be held liable as “civil defendant” as a result of these alleged criminal actions. These actions could result in the investigation case being imminently transferred to a Court of Justice under the relevant Mongolian law. The likelihood or consequences of such an outcome or any civil action taken against SouthGobi are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi and the Corporation.

SouthGobi disputes and will vigorously defend itself against any civil or criminal actions. At this point, the three former employees remain designated as “accused” in connection with the allegations of tax evasion, and continue to be subject to a travel ban. SouthGobi remains designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create potential difficulties for SouthGobi in the medium to long term. SouthGobi will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

Internal Investigations

Through SouthGobi’s Audit Committee (comprised solely of independent directors) (the “SouthGobi Audit Committee”), SouthGobi has conducted an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations which have been raised. The SouthGobi Audit Committee has had the assistance of independent legal counsel in connection with its investigation.

The Chair of the SouthGobi Audit Committee has also participated in a tripartite committee, comprised of the Audit Committee Chairs of SouthGobi and the Corporation and a representative of the Rio Tinto Group, which focused on the investigation of a number of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants assisted this committee with its investigation. The tripartite committee substantially completed the investigative phase of its activities during the third quarter of 2013. SouthGobi continues to cooperate with the IAAC, SIA and with Canadian and United States government and regulatory authorities that are monitoring the Mongolian investigations. It is possible that these authorities may subsequently conduct their own review or investigation or seek further information from SouthGobi. Pending further reviews or questions from any of such government or regulatory authorities, the tripartite committee has been stood down and investigations have been paused.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi, its affiliates or its current or former employees. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi and the Corporation. See “Risk Factors – SouthGobi is subject to continuing governmental, regulatory and internal investigations, the outcome of which is unclear at this time but could have a material adverse effect on SouthGobi and the Corporation”.

SouthGobi, through its Board of Directors and new management, has taken a number of steps to address issues noted during the investigations and to focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

Class Action Lawsuit

On or about January 6, 2014, Siskinds LLP, a Canadian law firm, filed a proposed class action lawsuit in Canada against SouthGobi, certain former and current directors and officers of SouthGobi and SouthGobi’s former auditor, Deloitte LLP, relating to the decision by SouthGobi’s board of directors in November 2013 to restate SouthGobi’s 2011 and 2012 financial statements.

The plaintiff seeks leave to bring a claim under applicable Canadian securities legislation and seeks certification of a class action with respect to a class of persons who purchased shares of SouthGobi between March 30, 2011 and November 7, 2013, alleging that the financial reporting of SouthGobi during that period contained misrepresentations giving rise to liability at common law and under applicable Canadian securities legislation. The proposed class action also seeks general damages against all defendants. Assuming that leave is granted, the action is certified as a class proceeding, and there is a finding of liability, the actual quantum of damages will depend upon the evidence which is adduced in the court proceedings.

SouthGobi disputes and will vigorously defend itself against these claims through independent Canadian litigation counsel retained by SouthGobi and the other defendants for this purpose.

Outlook

SouthGobi anticipates that coal prices in China will remain under pressure in 2014, which will continue to impact SouthGobi’s margins and liquidity. SouthGobi continues to strive for further cost reductions and where possible delay expenditures. However, based on its forecasts for the year ended December 31, 2014, SouthGobi is unlikely to have sufficient capital resources and does not expect to generate sufficient cash flows from mining operations in order to satisfy its ongoing obligations and future contractual commitments, including cash interest payments due on the convertible debenture issued by SouthGobi to Land Breeze II S.à.r.l., a wholly-owned subsidiary of China Investment Corporation, on November 19, 2009. SouthGobi is focused on securing additional sources of financing and continues to minimize uncommitted capital expenditures while preserving SouthGobi’s growth options.

Other Projects

Mongolia

Turquoise Hill, through its 100% subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC, Oyut Ulaan LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of the Oyu Tolgoi Mine. The exploration program in 2013 continued at a more modest rate than in previous years. Licences cover a total of approximately 38,000 ha in six separate licences. Of these licences, approximately 20,000 ha are covered by the Ulaan Khud licence which was previously explored in a joint venture with BHP. The Turquoise Hill-BHP Joint Venture was formed in 2005 and concluded in 2012.

In 2011, Turquoise Hill announced a new zone of shallow copper-molybdenum-gold mineralization approximately 10km north of the Oyu Tolgoi Mine. This discovery, known as Ulaan Khud North, extended the known strike length of the Oyu Tolgoi Trend by an additional 3km to the north, to a total of more than 23km. In order to convert the Pre-Mining Agreement for the Ulaan Khud licence (received from the Government of Mongolia in March 2011) further field exploration work and infill drilling was completed in December 2012. A total of 6422.2m have been drilled in 21 holes, including re-drilling of 2 previous holes and 2 geotechnical holes to define a very small resource under the Mongolian code for classification of mineral reserves and resources. A study compliant with the Mongolian requirements was submitted and an application made for a mining licence. The deposit is very small and will not impact on the Oyu Tolgoi development plans as outlined in the 2013 Oyu Tolgoi Technical Report. The issuance of the licence may be delayed pursuant to Resolution No. 175.

An application for the grant of a mining licence on the SGLS lease was declined pursuant to Resolution No. 175. The lease contains a limestone deposit Dalan Shar Uul. The Ulaan Khud licence also partially overlaps with an area being set aside for infrastructure related to the Oyu Tolgoi Mine. The ultimate impact of this on the exploration licences is still not clear. For more information on Resolution No. 175, see “Description of the Business – Oyu Tolgoi Mine - Government and Community Relations” in this AIF.

Other Exploration

During the fourth quarter of 2013, the Corporation had exploration groups in Indonesia and Mongolia focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses, rock sampling and drilling.

Other Information

Equity Investments

Turquoise Hill holds equity investments in a number of publicly traded, non-subsidiary mineral exploration and development companies. The following table outlines the equity investments held by the Turquoise Hill Group and, in respect of each such equity investment involving securities that are listed on a stock exchange, their quoted market value as at December 31, 2013:

Company	Number of Shares	Value
Entrée Gold Inc. (TSX)	13,799,333	Cdn$4,277,793
Intec Limited (ASX)	4,117,484	A$41,175
Asia Now Resources Corp. (TSX-V)	969,036	Cdn$9,690
Kangaroo Resources Limited (ASX)(1)	20,853,358	A$177,645
Ivanhoe Mines Ltd. (formerly Ivanplats Limited) (TSX)	37,161,645	Cdn$69,492,276
Aspire Mining Limited (ASX)(2)	123,498,316	A$7,409,899

Notes:

(1)	Turquoise Hill’s interest in Kangaroo Resources Limited is indirect, as Turquoise Hill’s subsidiary, SouthGobi, owns the 20,853,358 shares of Kangaroo Resources Limited.

(2)	Turquoise Hill’s interest in Aspire Mining Limited is indirect, as Turquoise Hill’s subsidiary, SouthGobi, owns the 123,498,316 common shares of Aspire Mining Limited.

Employees

As at December 31, 2013, Turquoise Hill, SouthGobi and Oyu Tolgoi LLC collectively had a total of 3,360 employees, comprised of 89 Turquoise Hill employees, 441 SouthGobi employees and 2,830 Oyu Tolgoi LLC employees, in each case working at various locations set out below.

Turquoise Hill		SouthGobi		Oyu Tolgoi LLC
Vancouver	22	Vancouver	2	Oyu Tolgoi	2,813
Indonesia	25	Hong Kong	8	Beijing	17
Singapore	23	Mongolia	431
Mongolia	18
Shanghai	1

DIVIDENDS

Turquoise Hill has not declared or paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, Turquoise Hill’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the YBCA, the discretion of the Board of Directors to declare or pay a dividend on the Common Shares is restricted if reasonable grounds exist to conclude that Turquoise Hill is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of the date hereof, there are 2,012,238,957 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Turquoise Hill’s articles of continuance, Turquoise Hill’s by-laws and in the YBCA and its regulations.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of Turquoise Hill are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of Turquoise Hill in the event of liquidation, dissolution or winding up of Turquoise Hill. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the YBCA nor the constating documents of Turquoise Hill impose restrictions on the transfer of Common Shares on the register of Turquoise Hill, provided that Turquoise Hill receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by Turquoise Hill. The YBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by Turquoise Hill’s directors. Turquoise Hill’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of Turquoise Hill to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Under the terms of the Continuing Covenants forming part of the 2013 MoA, the Corporation is prohibited from amending its constating documents to create and issue Preferred Shares.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of Turquoise Hill.

MARKET FOR SECURITIES

The Common Shares of Turquoise Hill are traded in Canada on the TSX, and in the U.S. on the NYSE and the NASDAQ. The closing price of Turquoise Hill’s Common Shares on the TSX on March 25, 2014 was Cdn$3.82. The closing price listed on the NYSE on March 25, 2014 was $3.42, and the closing price listed on the NASDAQ on March 25, 2014 was $3.42.

The following indicates the monthly range of high and low closing prices of a Common Share and the total monthly volumes traded on the TSX, the NYSE and the NASDAQ during the period beginning on January 1, 2013 and ending on December 31, 2013:

	NYSE/NASDAQ(1)			TSX(2)

	High	Low	Volume	High	Low	Volume
	US$	US$		C$	C$
2013
January	9.51	7.78	45,370,068	9.39	7.68	29,768,947
February	7.79	6.36	37,819,406	7.80	6.58	32,600,231
March	7.09	6.31	34,493,252	7.30	6.42	31,559,001
April	7.03	5.08	61,029,601	7.13	5.23	47,499,075
May	7.68	6.67	43,186,418	7.75	6.92	32,399,232
June	6.68	5.42	42,153,181	6.93	5.65	37,313,622
July	5.96	3.93	75,664,056	6.27	7.03	37,085,693
August	5.33	4.36	103,028,813	5.59	4.55	50,569,559
September	5.49	4.42	40,579,295	5.66	4.55	45,279,059
October	4.95	4.01	67,186,319	5.13	4.16	47,810,310
November	4.88	4.06	78,158,989	5.11	4.24	45,687,793
December	4.38	3.17	110,080,583	4.65	3.37	102,039,229

(1) Information is presented on a consolidated basis for all of the U.S. as reported by Bloomberg under “TRQ US”.

(2) Information is presented on a consolidated basis for all of Canada as reported by Bloomberg under “TRQ CN”.

DIRECTORS AND OFFICERS

Name and Occupation

The name, province or state, and country of residence and position with Turquoise Hill of each director and executive officer of Turquoise Hill, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years is as follows:

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years

ROWENA ALBONES Brisbane, Australia	Director (Director since October 2013)	Chief Financial Officer, Rio Tinto – Copper (2012 to present); Group Advisor Financial Planning & Analysis – Controllers, Rio Tinto (2009 to 2012).

VIRGINIA FLOOD Ottawa, Ontario, Canada	Director (Director since May 2013)

Vice President Canada, Rio Tinto (May 2012 to present); Canadian Government - Director General Policy, Minerals and Metals at Natural Resources Canada (September 2009 to May 2012); Canadian Government – National Director (June 2005 to September 2009).

JILL GARDINER Vancouver, British Columbia, Canada	Director (Director since May 2012)	Director and Consultant (March 2009 to present); Managing Director and Regional Head (British Columbia), RBC Capital Markets (May 2003 to March 2009).

R. PETER GILLIN Toronto, Ontario, Canada	Director (Director since May 2012)	Director (December 2008 to present); Chief Restructuring Officer, Tahera Diamond Corporation (September 2008 to December 2008).

WARREN GOODMAN Montreal, Québec, Canada	Director (Director since June 2012)	General Counsel, Corporate - Europe and Business Development, Rio Tinto (April 2010 to present); General Counsel, Business Development, Rio Tinto (June 2008 to present).

ISABELLE HUDON Montreal, Québec, Canada	Director (Director since May 2012)	President, Sun Life Financial Quebec (August 2010 to present); President, Marketel (November 2008 to August 2010).

DR. DAVID KLINGNER Melbourne, Australia	Director and Chairman (Director since May 2012)	Chair/Director (2004 to present).

CHARLES LENEGAN Perth, Australia	Director (Director since August 2012)	Director (June 2009 to present); Vice President Business Development, Middle East and Africa, Rio Tinto Alcan (January 2008 to June 2009).

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years

KAY PRIESTLY Park City, Utah, USA	Director and Chief Executive Officer (Director since February 2011 and CEO since May 2012)

Chief Executive Officer, Turquoise Hill (May 1, 2012 to present); Chair, SouthGobi Resources Ltd. (September 2012 to present); Interim Chief Executive Officer, Turquoise Hill (April 17, 2012 to May 1, 2012); Chief Financial Officer, Rio Tinto - Copper (November 2008 to May 2012).

RUSSEL ROBERTSON Toronto, Ontario, Canada	Director (Director since June 2012)

Executive Vice-President, Business Integration, BMO Financial Group and Vice-Chair, BMO Financial Corp. (March 2011 to present); Chief Financial Officer, BMO Financial Group (March 2008 to March 2011).

JEFFERY TYGESEN Sandy, Utah, USA	Director (Director since August 2012)

Vice-President, Copper Development, Rio Tinto - Copper (April 2011 to present); Mining Executive, Rio Tinto Copper (December 2009 to March 2011); Regional General Manager, Rio Tinto - Technology & Innovation (April 2007 to November 2009).

CHRISTOPHER BATEMAN Park City, Utah, USA	Chief Financial Officer

Chief Financial Officer, Turquoise Hill (May 2012 to present); Chief Financial & Business Development Officer, Rio Tinto’s diamonds and minerals product group (March 2010 to May 2012); Chief Financial Officer, Rio Tinto - Iron & Titanium (June 2009 to March 2010); Chief Financial Officer, Energy Resources of Australia Ltd. (June 2006 to June 2009).

STEWART BECKMAN Brisbane, Australia	Senior Vice President, Operations and Technical

Senior Vice President, Operations and Technical, Turquoise Hill (May 2012 to present); Regional General Manager, Technology & Innovation Americas, Rio Tinto (April 2010 to May 2012); General Manager, Tom Price and Marandoo Mines, Rio Tinto - Western Australia (2007 to April 2010).

DUSTIN ISAACS Montreal, Québec, Canada	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary, Turquoise Hill (January 2013 to present); Legal Counsel, Rio Tinto (March 2011 to December 2012); Lawyer, Ogilvy Renault LLP (April 2003 to March 2011).

Each director’s term of office expires at the next annual general meeting of Turquoise Hill.

Shareholdings of Directors and Executive Officers

As of the date hereof, the directors and executive officers, as a group, did not own, directly or indirectly, any Common Shares.

Committees of the Board

The committees of the Board of Directors consist of an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, a Health, Safety and Environment Committee, a special committee called the OT Committee and a special committee called the PF Committee. A Prospectus Disclosure Committee was also created by the Board of Directors in October 2013 as a special committee and was responsible for reviewing the disclosure contained in the prospectus filed in connection with the 2013 Rights Offering. The Prospectus Disclosure Committee consisted of Warren Goodman, Peter Gillin, Rowena Albones and Kay Priestly. The current members of the Audit Committee are Jill Gardiner (Chair), Peter Gillin and Russel Robertson. The current members of the Compensation and Benefits Committee are Peter Gillin (Chair), Russel Robertson and Jill Gardiner. The current members of the Nominating and Corporate Governance Committee are David Klingner (Chair), Jill Gardiner and Rowena Albones. The current members of the Health, Safety and Environment Committee are Jeffery Tygesen (Chair), Kay Priestly and David Klingner. The current members of the OT Committee are David Klingner (Chair), Jill Gardiner, Peter Gillen, Charles Lenegan and Kay Priestley. The current members of the PF Committee are Jill Gardiner, Rowena Albones, Kay Priestly and David Klingner.

Conflicts of Interest

Certain directors of Turquoise Hill and its subsidiaries are associated with other reporting issuers or other corporations. These relationships may give rise to conflicts of interest from time to time. For example, Rowena Albones, Virginia Flood, Warren Goodman and Jeffery Tygesen are also executive officers of the Rio Tinto Group, and Kay Priestly, Chris Bateman, Stewart Beckman and Dustin Isaacs are all seconded employees of the Rio Tinto Group, which is the Corporation’s controlling shareholder. Mses. Albones, Flood and Priestly and Messrs. Goodman and Tygesen are nominated by RTIH to act as directors of the Corporation pursuant to RTIH’s board representation rights under the Private Placement Agreement, the HoA and the 2012 MoA. In accordance with the YBCA, directors and officers of Turquoise Hill are required to disclose to Turquoise Hill the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with Turquoise Hill, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

In 2013, the Corporation implemented a revised Code of Business Conduct and Ethics (the “Ethics Policy”) in order to model it closer to the Rio Tinto Group’s global code of business conduct titled The Way We Work. The Ethics Policy is applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Ethics Policy provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Corporation takes any violation of applicable anti-bribery laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment.

The Corporation believes that its Ethics Policy is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

Audit Committee Information

Information concerning the Audit Committee of Turquoise Hill, as required by National Instrument 52-110 – Audit Committees, is provided in Schedule A to this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this AIF, no director or executive officer of the Corporation, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares; nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the Corporation’s three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.

Until October 31, 2013, the Corporation was a party to a shareholders’ cost-sharing agreement with certain other public and private companies (the “Other Companies”), pursuant to which the Corporation and the Other Companies were equal shareholders in Global Mining Management (BVI) Corporation (“GMM”) and, through GMM, share office space, furnishings and equipment and communications facilities (on a cost recovery basis) and the employment, on a part-time basis, of various administrative, office and management personnel in Vancouver, British Columbia. As at October 31, 2013, the Other Companies were SouthGobi, Ivanhoe Energy Inc., Ivanhoe Mines Ltd. (formerly Ivanplats Limited), Ivanhoe Capital Corporation, GoviEx Uranium Inc. and I-Pulse Inc. During the year ended December 31, 2013, the Turquoise Hill Group’s share of these costs was approximately $0.8 million.

As of December 31, 2013, the Corporation held a 6.36% voting equity interest in Ivanhoe on a fully diluted basis. On November 11, 2011, Turquoise Hill acquired 15,000 convertible unsecured bonds of Ivanhoe Mines Ltd. (formerly Ivanplats Limited) at $1,000 per bond (the “Pre-IPO Bonds”). On October 23, 2012, concurrent with the completion of an IPO by Ivanhoe Mines Ltd. (the “Ivanhoe Mines IPO”), the principal amount of such Pre-IPO Bonds, together with all accrued interest thereon and an 11.11% bonus interest payment, was converted into 3,703,840 Class “A” common shares in the capital of Ivanhoe Mines Ltd. (the “Ivanhoe A Shares”) in satisfaction of the indebtedness represented thereby. In addition to the Ivanhoe A Shares, the Corporation held 33,457,805 Class B shares in the capital of Ivanhoe. The Corporation converted all Class B shares it owned to Class A shares, subject to a lock-up agreement whereby the Class A shares are released in quarterly installments.

RTIH is the Corporation’s largest shareholder, holding 50.8% of the issued and outstanding Common Shares. Within the Corporation’s three most recently completed financial years, and within the current financial year, members of the Rio Tinto Group have been parties to a series of transactions that have materially affected, or could materially affect, the Corporation. See “General Development of the Business – Agreements with the Rio Tinto Group”. During the year ended December 31, 2013, RTIH provided services to the Corporation for the Oyu Tolgoi Mine on a cost-recovery basis which amounted to $98.3 million (2012 – $113.3 million and 2011 – $110.2 million). In addition, various other transactions were entered into between the Corporation and RTIH in fiscal 2013, as further described under Item 15 of the Corporation’s MD&A.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares in Canada is CST Trust Company at its principal offices in Vancouver and Toronto.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations are contracts, other than contracts entered into in the ordinary course of the Corporation’s business, that are material to the Corporation. The following is a list of: (i) material contracts entered into since January 1, 2013; and (ii) material contracts entered into prior to January 1, 2013 but after January 1, 2002 that remain in effect:

1.	Entrée Earn-in Agreement.[6] See “Description of the Business – Summary of Project Development – Project Description and Location”.

2.	Private Placement Agreement. See “General Development of the Business – Agreements with the Rio Tinto Group – Private Placement Agreement”.

3.	Investment Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Investment Agreement”.

4.	Shareholders’ Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Shareholders’ Agreement”.

5.	T-Bill Purchase Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – T-Bill Purchase Agreement and Prepayment Agreement”.

6.	HoA. See “General Development of the Business – Agreements with the Rio Tinto Group – HoA”.

7.	2012 MoA. See “General Development of the Business – Agreements with the Rio Tinto Group – 2012 MoA”.

8.	Power Purchase Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Power Supply”.

9.	Short Term Bridge Funding Agreement. See “General Development of the Business – Agreements with the Rio Tinto Group – Short Term Bridge Facility”.

10.	Binding Term Sheet. See “General Development of the Business – Agreements with the Rio Tinto Group – Binding Term Sheet and New Financing Package”.

6 Under the terms of the Investment Agreement, Turquoise Hill agreed to transfer its interest in the Entrée Joint Venture to Oyu Tolgoi LLC.

11.	2013 MoA. See “General Development of the Business – Agreements with the Rio Tinto Group – 2013 MoA”.

12.	New Bridge Funding Agreement. See “General Development of the Business – Agreements with the Rio Tinto Group – New Bridge Facility”.

INTERESTS OF EXPERTS

Since April 2, 2012, PricewaterhouseCoopers LLP has been the auditor of Turquoise Hill and Deloitte LLP was the auditor of Turquoise Hill from January 1995 until April 2, 2012. PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.7

Turquoise Hill has relied on the work of the qualified persons listed in the section of this AIF titled “Description of the Business – Qualified Persons” in connection with the scientific and technical information presented in this AIF in respect of its material mineral property, the Oyu Tolgoi Mine, which is based upon the 2013 Oyu Tolgoi Technical Report, which report is available for review on SEDAR at www.sedar.com.

To the knowledge of Turquoise Hill, none of the qualified persons listed in the section of this AIF titled “Description of the Business – Qualified Persons” who prepared or contributed to the preparation of the 2013 Oyu Tolgoi Technical Report, nor any of companies listed therein that employ those individuals, hold Common Shares or securities exercisable to acquire Common Shares equal to or greater than 1% of the issued and outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Turquoise Hill securities and options to purchase Common Shares is contained in the management proxy circular for the annual general meeting of Turquoise Hill to be held on May 8, 2014, which will be filed on SEDAR at www.sedar.com concurrently with the filing of this AIF. Additional financial information is contained in Turquoise Hill’s comparative financial statements and MD&A as at and for the years ended December 31, 2013 and 2012. Copies of the management proxy circular (when filed), financial statements and MD&A are available on SEDAR at www.sedar.com, and may also be obtained upon request from Turquoise Hill at 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

Additional information relating to Turquoise Hill may be found on SEDAR at www.sedar.com.

7 Deloitte LLP was independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia as at March 19, 2012, the date of its audit opinion for the 2011 financial year.

SCHEDULE A

AUDIT COMMITTEE INFORMATION

Composition of Audit Committee

Turquoise Hill’s Audit Committee consists of Jill Gardiner, Peter Gillin, and Russel Robertson. Ms. Gardiner has been Chair of the Audit Committee since May 2012. The Board of Directors has determined that all members of the Audit Committee satisfy the independence, financial literacy, expertise and financial experience requirements under applicable securities laws, rules and regulations, stock exchange and any other regulatory requirements applicable to Turquoise Hill. In addition, in accordance with the Sarbanes-Oxley Act, the Board of Directors has determined that each of Peter Gillen and Russel Robertson is an audit committee financial expert.

Relevant Education and Experience

Jill Gardiner

Ms. Gardiner holds a Bachelor of Science degree and a Masters of Business Administration, both from Queens University. During her 20 plus years in the investment banking industry, she has held various roles pertaining to, and has developed considerable expertise in the areas of, corporate finance, mergers and acquisitions, and debt capital markets. She has also served on the following committees at RBC Capital Markets: Investment Banking, Promotions, Fairness Opinions, and the Council for the Advancement of Women. Ms. Gardiner is a member of the Institute of Corporate Directors.

Peter Gillin

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, University of Western Ontario, and is a Chartered Financial Analyst. Mr. Gillin is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts.

Russel Robertson

Since June, 2013, Mr. Robertson has served as Executive Vice President, and Head, Anti-Money Laundering at BMO Financial Group. He is also a director of Virtus Investment Partners Inc., an asset management company. From March 2011 to June 2013, Mr. Robertson served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, he had been responsible for overseeing the integration of BMO’s recently purchased Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to this role, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Accountant. Mr. Robertson held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Richard Ivey School of Business at the University of Western Ontario, is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants (Ontario). He is a member of the Institute of Corporate Directors.

- ii -

Audit Fees

PricewaterhouseCoopers LLP have been the Corporation’s auditor since April 2, 2012. Deloitte LLP was the Corporation’s auditor from January 1995 to April 2012.

Fees billed by PricewaterhouseCoopers LLP during fiscal 2013 were approximately Cdn$1,845,000. The fees billed by the auditor in fiscal 2013 and fiscal 2012 are detailed below (rounded).

	PwC	PwC

(Canadian $)	2013	2012
Audit Fees (a)	$1,447,000	$1,458,000
Audit Related Fees (b)	$395,000	$377,000
Tax Fees	$0	$0
Other Fees (c)	$3,000	$0

Total	$1,845,000	$1,835,000

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2013 and 2012 consisted of:

•	audit of the Corporation’s annual statutory financial statements; and

•	audit of its subsidiaries, SouthGobi’s and Inova’s annual statutory financial statements.

In addition, in 2013 and 2012 fees were paid for services provided in connection with review pursuant to section 404 of the Sarbanes-Oxley Act of 2002, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2013 and 2012 consisted of:

•	translation services;

•	financial accounting and reporting consultations;

•	reviews of Turquoise Hill’s and its subsidiaries’ interim financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)	Fees for other services provided during fiscal 2013 related to a subscription fee in connection with an online database for reporting requirements.

Pre-Approval Policies and Procedures

All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditor’s independence. The Audit Committee’s Charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor.

- iii -

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay preapproved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee.

- iv -

SCHEDULE B

GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS

AAS: atomic absorption spectroscopy.

Ag:  silver. A metal element of economic interest.

albite:  a triclinic mineral of the feldspar group. A member of the plagioclase and the alkali feldspar series. A common rock-forming mineral in granite, intermediate to felsic igneous rocks, low-temperature metamorphic rocks, and hydrothermal cavities and veins.

anomaly:  a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

argillic:  of or relating to clay or clay minerals.

assay:  the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.

Au:  gold. A metal element of economic interest.

augite:  a monoclinic mineral of the pyroxene group. It appears dark-green to black with prismatic cleavage. It is a common rock-forming mineral in igneous and metamorphic rocks.

basalt:  a dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes). It is composed chiefly of calcic plagioclase and clinopyroxene. Nepheline, olivine, orthopyroxene, or quartz may be present in the rocks.

biotite:  a monoclinic mineral of the mica group. It is dark brown, dark green, black and is a common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

bornite:  an isometric mineral which is metallic. It appears brownish bronze tarnishing to iridescent blue and purple. It is a valuable source of copper.

breccias:  is a rock composed of broken fragments of minerals or rock cemented together by a fine-grained matrix, that can be either similar to or different from the composition of the fragments.

carbonaceous:  means coaly, containing carbon or coal, esp. shale or other rock containing small particles of carbon distributed throughout the whole mass.

chalcocite:  a form of copper mineral ore that generally contains a high copper content.

chalcopyrite:  a form of copper mineral ore that generally contains a low copper content.

colluvial talus:  a sloping mass of earth material that has accumulated at the base of a hill, through the action of gravity.

concentrate:  a product containing valuable metal from which most of the waste material in the ore has been eliminated.

- v -

concentrator:  a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

covellite:  a supergene mineral found in copper deposits; a source of copper.

Cu:  copper. A metal element of economic interest.

CuEq:  a copper equivalent grade, calculated using assumed metal prices for copper, gold and, where applicable, molybdenum.

cut-off grade:  the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.

dacite:  a light gray volcanic rock containing a mixture of plagioclase and other crystalline minerals in glassy silica, similar in appearance to rhyolite.

dyke:  a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

enargite:  an orthorhombic mineral which appears metallic gray-black. It appears in vein and replacement copper deposits as small crystals or granular masses and is an important ore of copper and arsenic.

epithermal:  a hydrothermal mineral deposit formed within about 1 km of the Earth’s surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins.

fault:  a fracture in rock along which the adjacent rock surfaces are differentially displaced.

feasibility study:  a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

fold:  a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage. A fold is a product of deformation, although its definition is descriptive and not genetic and may include primary structures.

g:  SI unit symbol for gram (one one-thousandth of a kilogram).

gangue:  valueless rock or mineral in ore.

granodiorite:  a group of coarse-grained plutonic rocks intermediate in composition between quartz diorite and quartz monzonite, containing quartz, plagioclase (oligoclase or andesine), and potassium feldspar, with biotite, hornblende, or, more rarely, pyroxene, as the mafic components.

gravity survey:  measurements of the gravitational field at a series of different locations over an area of interest. The objective in exploration work is to associate variations with differences in the distribution of densities and hence rock types.

- vi -

g/t:  grams per tonne.

ha:  hectare.

HQ:  diamond drilling equipment that produces a 63.5mm core diameter.

hypogene:  primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.

Indicated mineral resource:  that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource:  that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive:  rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

IP:  induced polarization.

km:  SI unit symbol for kilometre.

Koz:  thousand ounces.

ktpd:  thousand tonnes per day.

kV:  thousand volts.

lapilli:  pyroclastics that may be either essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2 mm and 64 mm.

lb:  pound (mass).

leach:  to dissolve minerals or metals out of ore with chemicals.

lithologic:  pertaining to the gross physical character of a rock or rock formation.

lithology:  the general physical characteristics of rocks in a particular area.

m:  SI unit symbol for metre.

m3:  cubic metres.

- vii -

magnetite:  an isometric mineral of the spinel group which is black in appearance. It forms with magnesioferrite and crystallizes in octahedral formations and is strongly ferromagnetic. A major mineral in banded iron formations and magmatic iron deposits and an ore of iron.

Measured mineral resource:  that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve:  the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource:  is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mlb:  million pounds.

mm:  SI symbol for millimetre.

Mo:  molybdenum. A metal element of economic interest.

monocline:  a local steepening in an otherwise uniform gentle dip.

monzodiorite:  a coarse-grained igneous rock consisting of essential plagioclase feldspar, orthoclase feldspar, hornblende, and biotite, with or without pyroxene.

Mt:  million tonnes.

muscovite:  a monoclinic mineral of the mica group. It is a common rock-forming mineral in silicic plutonic rocks, mica schists, gneisses, and commercially in pegmatites.

MW:  megawatts.

NQ:  diamond drilling equipment that produces a 47.5mm core diameter.

oz:  ounce (mass).

paleochannel:  a remnant of an inactive river or stream channel that has been either filled or buried by younger sediment.

- viii -

porphyry:  any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) set in a fine-grained ground mass.

ppm:  parts per million.

PQ:  diamond drilling equipment that produces an 85mm core diameter.

preliminary assessment or scoping study:  a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

preliminary feasibility study and pre-feasibility study:  a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

pyrite:  an isometric mineral. It is an accessory in igneous rocks, and in metamorphic rocks, in sedimentary rocks including coal seams and is a source of sulphur which may have included gold.

pyritic:  pertaining to, resembling, or having the properties of pyrite.

pyroclastic:  produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

RC:  reverse circulation method of drilling.

QA:  quality assurance.

QC:  quality control.

QMD or quartz monzodiorite:  plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.

qualified person:  an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by NI 43-101.

quartz:  a general term for a variety of cryptocrystalline varieties of silica.

rhyolite:  a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass and also refers to any rock in that group. Rhyolite grades into rhyodacite with decreasing alkali feldspar content and into trachyte with a decrease in quartz.

seismicity:  measure of frequency and magnitudes of earthquakes in a given area.

- ix -

selenium:  a nonmetallic element and member of the sulphur family. It is widely distributed in small quantities, usually as selenides of heavy metals and obtained from electrolytic copper refining.

sericite:  a white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks (esp. in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits. It is commonly muscovite or very close to muscovite in composition, but may also include paragonite and illite.

shear zones:  volumes of rock deformed by shearing stress under brittle-ductile or ductile conditions, typically in subduction zones at depths down to 10-20 km.

stratigraphic sequence:  a chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption.

strike:  the direction, or course or bearing, of a vein or rock formation measured on a level surface.

sulphidation:  a reaction with sulphur to form sulphides.

sulphides:  compounds of sulphur with other metallic elements.

supergene:  ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

t:  metric tonne (1000 kg).

tailings:  the gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

tectonic units:  three-dimensional rock bodies with distinct physical boundaries and unique structural characters including temporal evolution.

tellurium:  a trigonal mineral. It appears in pyrite, sulphur, or in the fine dust of gold-telluride mines.

tennantite:  an isometric mineral of the tetrahedrite group. It may contain zinc, silver, or cobalt replacing copper. Appears in veins and is an important source of copper.

tpd:  tonnes per day.

tuff:  consolidated pyroclastic rocks.

vein:  a zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock. It includes all deposits of mineral matter found through a mineralized zone or belt coming from the same source, impressed with the same forms and appearing to have been created by the same processes.